UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For MAY 18, 2005

BUNZL PLC

(Exact name of Registrant as specified in its charter)

ENGLAND

(Jurisdiction of incorporation or organisation)

110 Park Street, London W1K 6NX

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

NOT APPLICABLE

INDEX

Description

1. Listing Particulars in connection with the introduction of up to 222,000,000 ordinary shares in Filtrona plc

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you should seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your Bunzl Shares, you should immediately forward this document and the accompanying documents to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

This document, which comprises listing particulars relating to Filtrona plc, has been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000. A copy of this document has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act. This document has been prepared in connection with the demerger of the Filtrona Business of Bunzl plc (the “Demerger”) as described in this document, and assumes that, unless the context requires otherwise, the Demerger has become effective. A more detailed description of the Demerger is provided in Part 3 of this document.

Application has been made for the entire ordinary share capital of Filtrona, issued and to be issued, to be admitted to the Official List and to the London Stock Exchange’s market for listed securities. Admission to the Official List, together with admission to trading on the London Stock Exchange’s market for listed securities (“Admission”), constitutes admission to official listing on a stock exchange in the United Kingdom. These applications are subject to the passing of the resolution concerning the Demerger by Bunzl Shareholders at the Extraordinary General Meeting. It is currently expected that admission of the Filtrona Shares, to be issued to Bunzl Shareholders on Bunzl’s register of members at 7.00 a.m. on 6 June 2005 to the Official List and to trading on the London Stock Exchange’s market for listed securities will become effective and that unconditional dealings will commence in the Filtrona Shares at 8.00 a.m. on 6 June 2005. No application is currently intended to be made for the Filtrona Shares to be admitted to listing or dealing on any other exchange.

For a discussion of certain risk factors which might affect your holding of Filtrona Shares see “Risk factors” in Part 7 of this document.

FILTRONA PLC

(Incorporated and registered in England and Wales under the Companies Act 1985, Registered No. 5444653)

Introduction of up to 220,000,000 ordinary shares of

125 pence each to the Official List

Sponsored by JPMorgan Cazenove

JPMorgan Cazenove Limited (“JPMorgan Cazenove”), which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Bunzl and Filtrona and no one else in connection with the Demerger and Admission and will not be responsible to anyone other than Bunzl and Filtrona for providing the protections afforded to its customers or for providing advice in relation to the Demerger and Admission.

The distribution of this document in certain jurisdictions may be restricted by law, and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction.

The Filtrona Shares to be distributed in connection with the Demerger will not be, and are not required to be, registered with the SEC under the US Securities Act or any US state securities law. Neither the SEC nor any US state securities commission has approved or disapproved the Filtrona Shares or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the US.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised. The information contained in this document is accurate as at the date of this document, regardless of the time of delivery of this document or of any Filtrona Shares. Neither the delivery of this document nor any issue and allotment made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Filtrona since the date hereof or that the information in this document is correct as of any time subsequent to the date of this document.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

CONTENTS

Expected timetable of principal events

Directors, Secretary and Advisers

Part 1 – Key information

Part 2 – Information on Filtrona

Part 3 – Terms of Demerger

Part 4 – Accountants’ Report on Filtrona plc

Part 5 – Accountants’ Report on the Filtrona Group – three years’ UK GAAP

Part 6 – Accountants’ Report on the Filtrona Group – one year IFRS

Part 7 – Risk factors

Part 8 – Additional information

Part 9 – Definitions and glossary of technical terms

Information regarding forward-looking statements

This document contains various forward-looking statements regarding events and trends that are subject to risks and uncertainties that could cause the actual results and financial position of the Group to differ materially from the information presented herein. Forward-looking statements include information concerning possible and assumed future results of the Group’s operations, earnings, economic conditions affecting the industries in which the Group operates and demand and other aspects of the Group’s business. When used in this document the words “estimate”, “project”, “intend”, “anticipate”, “believe”, “expect”, “should”, and similar expressions, as they relate to the Group or its management, are intended to identify such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Filtrona undertakes no obligation to update publicly or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise save in respect of any requirement under English statutory law or the Listing Rules. You should rely only on the information contained in this document. Filtrona has not, nor has JPMorgan Cazenove, authorised anyone to provide you with information different from that contained in this document. If anyone provides you with different or inconsistent information, you should not rely on it.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

2005
Latest time and date for receipt of forms of proxy for the Extraordinary General Meeting of Bunzl	10.00 a.m. on 31 May

Extraordinary General Meeting of Bunzl	10.00 a.m. on 2 June

Latest time and date for transfers of Bunzl Shares to be registered in order for transferee to be registered at the Demerger Record Time	9.00 p.m. on 3 June

Demerger Record Time	7.00 a.m. on 6 June

Expected effective date of Demerger, Bunzl Share Consolidation, Filtrona Share Consolidation, Admission and commencement of dealings in Filtrona Shares and Consolidated Bunzl Shares on the London Stock Exchange and crediting of Filtrona Shares and Consolidated Bunzl Shares to CREST accounts

8.00 a.m. on 6 June

Court hearing to approve the Reduction of Capital	8 June

Despatch of definitive certificates for consolidated Filtrona Shares and Consolidated Bunzl Shares (other than in respect of such shares held through CREST) and any fractional entitlement cheques	by 16 June

Payment of fractional entitlements in respect of Filtrona Shares and Consolidated Bunzl Shares held through CREST	by 16 June

Notes:

(1)           Each of the times and dates in the above timetable is based on current expectations and is subject to change.

(2)           All references in this document to times are to London times unless otherwise stated.

Demerger helpline

A shareholder helpline is available on 0870 702 0100 (or +44 870 702 0100 if you are calling from outside the UK) from 8.30 a.m. to 5.30 p.m. Monday to Friday until 1 July 2005. The shareholder helpline will only be able to provide you with information contained in this document, the accompanying Circular and form of proxy and with information relating to the Bunzl Share Register and, after Admission, the Filtrona Share Register and, for legal reasons, will be unable to give advice on the merits of the Demerger, the Bunzl Share Consolidation, the Filtrona Share Consolidation, the Reduction of Capital or the Filtrona Share Incentive Plans or to provide financial or investment advice.

Overseas shareholders

Further details of the Demerger for Bunzl Shareholders who are citizens or residents of countries other than the United Kingdom and holders of Bunzl ADRs are set out in paragraph 3 of Part 3 of this document.

Tax

For a summary discussion of certain tax implications of holding Filtrona Shares for taxpayers resident in the United Kingdom or the United States see paragraphs 15 and 16 respectively of Part 8 of this document.

Anyone who is subject to tax in any other jurisdiction or who is in doubt as to his taxation position in respect of his Filtrona Shares should consult an appropriate professional adviser immediately.

DIRECTORS, SECRETARY AND ADVISERS

Directors of the Company

J F Harris – Chairman

M J Harper – Chief Executive

S W Dryden – Finance Director

P J Drechsler – Non-executive Director

A R Auer – Non-executive Director

P Heiden – Non-executive Director

Company Secretary

S W Dryden

Registered and Head Office

Avebury House

201-249 Avebury Boulevard

Milton Keynes

MK9 1AU

Sponsor, Financial Adviser and Broker	JPMorgan Cazenove Limited 20 Moorgate London EC2R 6DA

Auditors and Reporting Accountants	KPMG Audit Plc 8 Salisbury Square London EC4Y 8BB

Legal Advisers to the Company in respect of Demerger and Admission	Slaughter and May One Bunhill Row London EC1Y 8YY

Legal Advisers to the Sponsor	Ashurst Broadwalk House 5 Appold Street London EC2A 2HA

Registrar	Computershare Investor Services PLC PO Box 82 The Pavilions Bridgwater Road Bristol BS99 7NH

PART 1

KEY INFORMATION

The following information is in summary form and should be read in conjunction with the full text of this document from which it is derived. Financial information in this key information section has been extracted without material adjustment from the Accountants’ Reports in Parts 5 and 6 of this document. Bunzl Shareholders and holders of Bunzl ADRs should read the whole of this document, including Part 7 which discusses certain risk factors which might affect the holding of Filtrona Shares, and not just rely on the information set out below.

1.             Summary description of Filtrona

1.1          General

Filtrona is a business area of Bunzl plc, a UK listed, FTSE 100 support services company with a market capitalisation as at 16 May 2005 of approximately £2.3 billion. It is an international, market leading speciality plastic and fibre products supplier. On 28 February 2005 the Bunzl Board announced its proposal to demerge Filtrona to Bunzl Shareholders.

By concentrating on niche international markets Filtrona has been able to establish and develop strong positions in chosen product categories. Filtrona is segmented into Plastic Technologies and Fibre Technologies, each contributing similar levels of profits to the Bunzl Group. Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products. Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices. The Directors believe that many of the markets and segments within which Filtrona operates have the desirable combination of good growth potential and robust defensive qualities.

Across these niche international markets, Filtrona has a number of market leading blue chip customers including Altria (Philip Morris), Boeing, British American Tobacco, Carlsberg, General Electric, General Motors, Hewlett Packard, Nestlé, Newell Rubbermaid, Reckitt Benckiser and Unilever. Filtrona’s emphasis on innovation, quality and service underpins these long standing customer relationships.

Filtrona is a well invested global business, headquartered in the UK, with 40 manufacturing facilities, 32 distribution outlets and sales offices and three research facilities spread across 22 countries in the Americas, Europe and Asia. Filtrona employs some 5,200 people and its senior management comprises an international team of nine individuals who have an average experience in the business of nearly 10 years.

In 2004, under UK GAAP, Filtrona generated annual sales of £477.5 million (2003: £452.6 million), EBITDA of £74.3 million (2003: £71.3 million) and operating profit before goodwill amortisation of £54.2 million (after an allocation of Bunzl corporate costs) (2003: £51.1 million). Plastic Technologies generated sales of £241.5 million (2003: £224.1 million) and operating profit before goodwill amortisation of £33.8 million (2003: £28.6 million) with an EBITA margin of 14%. Fibre Technologies generated sales of £236.0 million (2003: £228.5 million) and operating profit before goodwill amortisation of £27.8 million (2003: £31.1 million) with an EBITA margin of 12%. Of the total sales in 2004, approximately 43% originated from Europe, 39% from North America and 18% from the rest of the world. As at 31 December 2004 Filtrona had net operating assets of £261.2 million and net debt of £120.0 million. This information is extracted without material adjustment from the Accountants’ Report set out in Part 5 of this document. Investors should read the whole of this document and not rely solely on the summarised information set out above.

Application has been made for the Filtrona Shares to be admitted to the Official List and to the London Stock Exchange’s market for listed securities. Filtrona is to be classified within the FTSE Support Services sector and is expected to be a constituent of the FTSE 250 Index.

1.2          Plastic Technologies

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Filtrona is a market leader in the substantial fragmented protection and finishing market supplying plastic caps and plugs for protecting and finishing industrial threads, pipes, flanges and tubes as well as parts to protect, restrain or insulate wires or electrical components. A broad product offering, sophisticated marketing and IT infrastructure, combined with an expanding international supply and distribution network, underpins its strengths in these low cost but critical components.

Filtrona is the global market leader in self-adhesive tear tape, which is used for the easy opening of fast moving consumer goods packaging (e.g. cigarettes and biscuits) as well as brand communication and security. The materials and printing technology, together with its international production and distribution capability, are the key sources of differentiation in a market where trends towards sophisticated value-added tapes for brand promotion, security and traceability are driving both volume and value growth.

Filtrona is also a supplier of extruded thermoplastic profiles, sheet and special tubing for a wide range of applications such as lighting, fencing, transportation, point of sale displays, refrigeration, medical supplies and traffic control. It is a market leader in the US and, through its Enitor business in the Netherlands, in Europe in its chosen product categories, where in these highly fragmented markets it benefits from economies of scale and broad distribution capability.

In addition Plastic Technologies, through Globalpack, is a market leading producer and supplier of packaging items for toiletries and cosmetics in the Brazilian market. Based in Brazil it supplies containers, closures and, through its joint venture Euro-Matic Filtrona, roll-on balls to the market leading producers of deodorant and cosmetic products.

1.3          Fibre Technologies

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices.

In the niche special filters market, Filtrona is the independent global market leader. The Directors expect that the increasing trend towards potentially reduced exposure products (PREPs), lower tar levels driven by legislation and higher value differentiated cigarettes will underpin strong growth in the special filters market.

Filtrona has utilised the bonded fibre capillary technology applied in the production of cigarette filters to develop enhanced manufacturing techniques for writing instrument ink reservoirs in which Filtrona is also now the global market leader. Bonded fibre technology has a wide variety of current and potential applications and Filtrona has a growing share of the medical diagnostic wick and reservoir market. It also supplies the wicks used in household fragrance products and is actively developing other commercial applications from this technology.

1.4          Strengths

(a)          Track record of profitable, cash generative growth

Filtrona’s long term sales growth has been strong, with an average annual sales growth over the past 10 years of 11% (12% at constant exchange rates). This has been driven by strong organic growth, which over the last 10 years has averaged 5% per annum (based on separately identifiable businesses) on a constant exchange rate basis, supplemented by a series of strategic acquisitions.

Filtrona has achieved consistent double-digit EBITA margins during this 10 year period (11.4% for the year ended 31 December 2004 under UK GAAP). The Directors believe that Filtrona’s commitment to customer service, technology leadership and geographic reach underpin this sustained margin and sales growth.

The business also has a strong track record of converting earnings into cash. Over the last three years Filtrona’s Cash Conversion Rate has averaged 73% despite significant investment in the business, particularly in 2004.

The 10 year financial information above has been extracted without material adjustment from the underlying consolidation schedules of Bunzl. Investors should read the whole of this document and not rely solely on the summarised information set out above.

(b)          Favourable industry trends

Growth in demand for many of Filtrona’s products and services is further enhanced by certain market dynamics.

In Plastic Technologies, the tear tape market is experiencing an increasing trend towards more sophisticated value-added tapes for brand promotion, security and traceability. Filtrona is well positioned to benefit from this trend both as the global market leader for self-adhesive tear tape and with its materials and printing technology. The trend towards supplier consolidation (i.e. the move by large businesses to reduce the number of suppliers which they use) within industrial markets is expected by the Directors to continue to play to the strengths of the protection and finishing products business, which offers a wide and expanding product range. This trend is also likely to benefit Filtrona’s extrusion business with its multi-site manufacturing capability. In Brazil roll-on deodorant products continue to take market share from more traditional packaging formats.

In Fibre Technologies there is an increasing trend within the cigarette industry towards utilising special filters, as major multi-nationals focus on key brands with a special filter which provide differentiation from their competition. Special filters, where Filtrona is the global market leading independent manufacturer, are estimated by Filtrona currently to represent 12% of the total cigarette filter market. Special filter volumes are expected by the Directors to grow faster than the overall cigarette market as demand for lower tar levels continues to rise and as PREPs are introduced into the market. Investment in research and development has given Filtrona market leading capillary expertise which has driven product innovation in each of its key product lines. The development of the writing instrument market in Asia is accelerating and Filtrona is well positioned to serve this market from its new facility in Ningbo (near Shanghai), China.

(c)           Strong niche international market positions

Filtrona has strong positions within each of its niche markets, borne out by its world leading position in protection and finishing products, self-adhesive tear tape, special filters and certain bonded fibre components. The plastic profile and sheet market is significantly more fragmented but, within the US and the Netherlands where it is active, Filtrona is a leading supplier in its principal served markets. Through Globalpack, Filtrona has a strong market position in Brazil in packaging for the toiletries and cosmetics markets.

These leading positions within niche markets have enabled Filtrona to deliver high added value with excellent service from a position of being a low cost producer, thereby delivering attractive margins over a long period. The Directors believe that high levels of customer service, innovation and technology leadership, rapidly developing IT and distribution infrastructure and investment in capabilities and people are key sources of differentiation for Filtrona.

(d)          Long term blue chip customer relationships

Filtrona has developed its business by maintaining a close relationship with a portfolio of blue chip customers who are successful market leaders within their respective markets. The high standards of service and supply demanded by such customers have helped to drive continuous improvement throughout Filtrona.

Filtrona enjoys long standing and strong customer relationships and manages large customers via a key account management structure. This enables customers’ organisations to be accessed at different levels, thereby ensuring that Filtrona better understands and responds to their needs. Filtrona’s senior management has developed and maintains close relationships with corresponding senior management in Filtrona’s customers’ businesses.

(e)           Well invested global infrastructure

Filtrona has a strong capital investment policy and has a well invested and efficient production, sourcing and supply infrastructure. This ensures not only the high product quality that customers demand but also the levels of service and geographic reach that provide an important differentiator compared with competitors. Filtrona has effectively leveraged individual locations by offering sister businesses the opportunity to use the existing infrastructure and management to exploit new opportunities in a fast and cost effective manner.

In Richmond (Virginia), São Paulo (Brazil), Bangalore (India) and Surabaya (Indonesia), existing Fibre Technologies locations have provided a base to accelerate the growth of the tear tape business. In Brazil Filtrona’s protection and finishing products business outsources local requirements to Globalpack and in China Filtrona’s protection and finishing products representative office is based at the fibre products facility in Ningbo. The experience of managing the extrusion facility in Monterrey (Mexico) has helped to facilitate a rapid and smooth start up of the new special filters facility there.

(f)            Experienced, stable management team

Filtrona’s senior management comprises an international team of nine individuals who have an average experience in the Filtrona Business of nearly 10 years. Senior management combines strong manufacturing process and product development know-how with a detailed knowledge of customers’ needs and hence excellent levels of service. The senior management team is supported by motivated and enthusiastic employees, which is evidenced by the low levels of staff turnover within the businesses.

(g)          Track record of successful acquisitions

Filtrona’s management has extensive experience of integrating acquisitions. Over the last five years, Filtrona has acquired 15 businesses and has spent £60 million (£55 million in Plastic Technologies, £5 million in Fibre Technologies) on acquisitions which have extended the global footprint, broadened the product offering within its chosen markets or provided access to key customers and leveraged Filtrona’s low cost product supply base. Paragraph 2 of Part 2 of this document contains further details of the Baumgartner Fibertec, Davidson Plastics and Skiffy Group acquisitions which have been the most significant acquisitions during the last five years.

Filtrona is highly selective in the acquisitions it makes, focusing on high levels of returns. The consistently high level of Return on Capital Employed that Filtrona has maintained, which has averaged 26% over the last three years (as set out in paragraph 1.6 below), is indicative of Filtrona’s ability to drive value from selective acquisitions.

(h)          High levels of corporate social responsibility

Filtrona has for many years adhered to policies with respect to business standards, health, safety and the environment.

Filtrona has a long standing commitment to achieving continual improvement in health and safety performance. ITC Filtrona in India became the first Bunzl company to gain OHSAS18001:1999 International Standard for Occupational Health and Safety Management Systems. PT Filtrona, the filters business in Indonesia, and Globalpack in Brazil, have attained SA8000 certification. SA8000 is a social accountability standard.

In the environmental aspects of its operations, all significant sites have attained ISO14001 environmental management accreditation except the recently acquired Skiffy Amsterdam, whose accreditation is currently being progressed. The high quality of the manufacturing locations is key to obtaining this accreditation and the significant manufacturing sites have also attained ISO9001 quality system accreditation.

(i)           Well positioned for future growth

The Directors believe that Filtrona is well positioned for future growth. Key drivers of growth are expected to be:

(i)            continued development of product lines in protection and finishing products and in plastic profile and sheet manufacturing;

(ii)           continued growth of brand promotion, security and track and trace opportunities;

(iii)          commercialisation of bonded fibre developments;

(iv)          new packaging formats at Globalpack driven by product innovation;

(v)           the development of more sophisticated filter products for PREPs leading to further special filter manufacturing outsourcing decisions by tobacco manufacturers;

(vi)          continued growth of high value-added bonded non-woven fibre products;

(vii)         the recently built manufacturing facilities in lower cost locations coming fully on stream; and

(viii)        the emergence of Asia as a demand generator and source.

1.5          Strategy

Filtrona has pursued a consistent strategy of focusing its resources on niche international markets where it has, or can develop, a significant competitive advantage and which have good growth potential. The operations are strongly cash generative and have allowed complementary acquisitions to be funded out of internally generated cash.

Following the Demerger the Filtrona management team will continue this strategy independently, focusing on building Filtrona’s core activities and achieving sustainable profitable growth through organic investment and acquisitions, while maintaining its market leading positions and strong customer relationships.

The Filtrona business strategy is to continue to pursue the following:

(i)            enhancement of competitive position in each line of business;

(ii)           expansion and adaptation of the global footprint;

(iii)          reduction of production costs;

(iv)          improvement of service and supply chain efficiency; and

(v)           enhancement of the business through selective acquisitions.

1.6          Financial information

The table below, the contents of which have been extracted without material adjustment from the Accountants’ Reports in Parts 5 and 6 of this document, summarises the trading record of Filtrona for the three years ended 31 December 2004. Investors should read the whole of this document and not rely solely on the summarised information set out below.

	Year ended 31 December
	IFRS 2004	UK GAAP 2004	UK GAAP 2003	UK GAAP 2002
	£m	£m	£m	£m
Sales	477.5	477.5	452.6	442.4
Operating profit (Note 1)	49.6	54.2	51.1	48.0
Profit on ordinary activities before taxation	47.3	49.4	45.7	41.2
Trading cash flow (Note 2)	30.7	30.7	44.4	36.4
Cash Conversion Rate	62%	57%	87%	76%
Capital Employed	209.4	209.4	193.6	197.0
Return on Capital Employed	23.7%	25.9%	26.4%	24.4%

Notes:

(1)           Operating profit is stated before charging interest, taxation and goodwill/intangible amortisation.

(2)           Trading cash flow is net cash inflow from operating activities less net cash outflow for capital expenditure.

(a)          Financial commentary

Sales grew in 2004 and 2003 under UK GAAP by 5.5% and 2.3% respectively. At constant exchange rates sales growth for 2004 and 2003 was 12.2% and 5.6% respectively.

Under UK GAAP operating profit before goodwill amortisation grew by 6.1% and 6.5% in 2004 and 2003 respectively. At constant exchange rates, growth for 2004 and 2003 was 14.6% and 11.3% respectively.

Accounting under IFRS reduced 2004 reported profit on ordinary activities before taxation by a combination of recurring and non-recurring adjustments which total £2.1 million. Recurring adjustments were the expensing of share options and the non-amortisation of goodwill and the amortisation of other intangible assets. Expensed share option costs were £1.1 million in 2004 and the amortisation charge reduced from £3.0 million under UK GAAP to £0.5 million under IFRS.

Non-recurring IFRS charges in 2004 were:

(i)            the reduction in the carrying value of a manufacturing facility in Germany. Under UK GAAP, the £1.3 million charge was permitted to be offset against this facility’s revaluation reserve (under IFRS it is charged to the income statement); and

(ii)           £2.2 million of fair value adjustments which were recognised in goodwill under UK GAAP have been charged to the income statement under IFRS.

2.             Board and management

The Board consists of the Chairman, Chief Executive, Finance Director and three non-executive Directors as follows:

Jeff Harris (aged 57) - Chairman

Mr Harris was appointed Chairman of Filtrona on 12 May 2005. He was Chairman of Alliance UniChem plc from 2001 to 2005, having previously been Finance Director of UniChem plc since 1986, Chief Executive since 1992 and Chief Executive of the enlarged Alliance UniChem plc since 1997. He is also a non-executive director of Associated British Foods plc, Anzag AG and Bunzl.

Mark Harper (aged 49) - Chief Executive

Mr Harper joined Filtrona in 1986 and held a number of general management positions, including Managing Director of Moss Plastic Parts in Europe and President of Alliance Plastics in the US, before being appointed Managing Director of Filtrona in 1996. He was appointed to the Bunzl Board in 2004. On the Demerger becoming effective he will cease to be a director of Bunzl.

Steve Dryden (aged 37) - Finance Director

Mr Dryden was appointed Finance Director of Filtrona in 2002 and prior to that was Finance Director of a group of the Plastic Technologies businesses between 1999 and 2002 and Moss Plastic Parts between 1996 and 1998. Prior to joining Filtrona he worked in various finance positions in Rolls-Royce plc.

Paul Drechsler (aged 49) - non-executive Director

Mr Drechsler was appointed as a non-executive Director of Filtrona on 12 May 2005 and is the senior independent non-executive Director. He is Chief Executive of Wates Group, having been appointed in 2004. Prior to this he spent 25 years at Imperial Chemical Industries plc where his experience included positions in Brazil, the Netherlands and the US and Chairmanship of the ICI pension fund. He was appointed to the ICI board as an executive director in 1999.

Adrian Auer (aged 56) - non-executive Director

Mr Auer was appointed as a non-executive Director of Filtrona on 12 May 2005. He was Group Finance Director of RMC plc from 2002 to 2005 and at Taylor Woodrow plc from 2000 to 2002. He was previously Finance Director of Admiral plc and SWALEC (South Wales Electricity). He is currently a non-executive director of Bespak plc and Foseco plc and is the non-executive Chairman of Readymix plc.

Paul Heiden (aged 48) - non-executive Director

Mr Heiden was appointed a non-executive Director of Filtrona on 12 May 2005. He has been the Chief Executive of FKI plc since 2003. Previously with Hanson plc, he moved to Rolls-Royce plc in 1992, becoming the director responsible for its Industrial Businesses in 1997, and Finance Director in 1999. He will resign from the Bunzl Board on the Demerger becoming effective, having been a non-executive director since 1998.

3.             Current trading and prospects

In 2004 Filtrona again showed its strength as a global supplier of speciality products with excellent increases in sales and operating profit at constant exchange rates. The increases in the second half of 2004 were greater than those in the first and Filtrona has continued to trade strongly in 2005.

The Directors expect Plastic Technologies to continue to grow as investments in marketing programmes, distribution infrastructure and new plant and equipment enhance Filtrona’s competitive position and capability.

In Fibre Technologies the Directors expect growth to continue as new facilities in Mexico and China come fully on stream and sustained investment in research and development delivers new products and applications.

Filtrona’s position as a leading supplier in the niche markets it serves and continued investment in lowering unit cost, improving service and supply chain efficiency, and in developing new products give the Directors confidence that Filtrona will sustain its positive development. As a result the Directors are confident in the financial and trading prospects of Filtrona for the current financial year.

4.             Dividends

The Directors consider that had the Demerger been effective throughout the year ended 31 December 2004, in the absence of unforeseen circumstances and taking into account the terms of the Demerger and the Filtrona Share Consolidation, the Directors would have recommended total dividends for the year ended 31 December 2004 of 5.9 pence per consolidated Filtrona Share.

Following the Demerger Filtrona will pursue a progressive dividend policy that will seek to provide growth in dividends per share while maintaining appropriate levels of dividend cover. It is expected that Filtrona will declare its first interim dividend at the time of its interim results, which will be announced on 30 August 2005, taking account of the performance of the Filtrona Business during the first half of 2005.

5.             Risk factors

See “Risk factors” in Part 7 of this document for a discussion of the risks that might affect your holding of Filtrona Shares.

PART 2

INFORMATION ON FILTRONA

1.             Overview

Filtrona is a business area of Bunzl plc, a UK listed, FTSE 100 Support Services company with a market capitalisation of approximately £2.3 billion. It is an international, market leading speciality plastic and fibre products supplier which is segmented into Plastic Technologies and Fibre Technologies, each contributing similar levels of profits to Bunzl. Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products. Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices. The Directors believe that many of the markets and segments within which Filtrona operates have the desirable combination of good growth potential and robust defensive qualities.

Across these niche international markets, Filtrona has a number of market leading blue chip customers including Altria (Philip Morris), Boeing, British American Tobacco, Carlsberg, General Electric, General Motors, Hewlett Packard, Nestlé, Newell Rubbermaid, Reckitt Benckiser and Unilever. Filtrona’s emphasis on value addition through innovation, quality and service underpins these long standing customer relationships.

Filtrona is a well invested global business, headquartered in the UK, with 40 manufacturing facilities, 32 distribution outlets and sales offices and three research facilities, spread across 22 countries in the Americas, Europe and Asia. Filtrona employs some 5,200 people and its international senior management team comprises nine individuals who have an average experience in the business of nearly 10 years.

In 2004 under UK GAAP, Filtrona generated annual sales of £477.5 million (2003: £452.6 million), EBITDA of £74.3 million (2003: £71.3 million) and operating profit before goodwill amortisation of £54.2 million (after an allocation of Bunzl corporate costs) (2003: £51.1 million). Plastic Technologies generated sales of £241.5 million (2003: £224.1 million) and operating profit before goodwill amortisation of £33.8 million (2003: £28.6 million) with an EBITA margin of 14%. Fibre Technologies generated sales of £236.0 million (2003: £228.5 million) and operating profit before goodwill amortisation of £27.8 million (2003: £31.1 million) with an EBITA margin of 12%.  Of the total sales in 2004, approximately 43% originated from Europe, 39% from North America and 18% from the rest of the world. As at 31 December 2004, Filtrona had net operating assets of £261.2 million and net debt of £120.0 million. This information is extracted without material adjustment from the Accountants’ Report set out in Part 5 of this document.

Investors should read the whole of this document and should not rely solely on the summarised information above.

2.             History

Filtrona’s strong competitive position has been developed over the last 10 years through significant investment in new global production and service capabilities. Significant new facilities have been established in China (Plastic and Fibre Technologies), India (Plastic Technologies), Mexico (Plastic and Fibre Technologies), the US (Plastic and Fibre Technologies) and Venezuela (Fibre Technologies) ensuring that Filtrona is better able to supply its multi-national customers and target growth from developing economies. Joint ventures have also provided the filters business with access to the growing markets of the Middle East and central Asia and, more recently, joint ventures have been established in Plastic Technologies relating to the supply of roll-on deodorant balls in Brazil and patented track and trace technology in coated and security products. A number of complementary niche businesses have also been acquired enhancing Filtrona’s product offering and geographical reach, including:

(i)            the entry in 1996 into the self-adhesive tear tape market through the acquisition of Payne for debt free consideration of £43.2 million;

(ii)           the addition of significant extra filter and bonded fibre technology and capacity in the US by the acquisition of American Filtrona Corporation in 1997 for £83.1 million (net of cash). This acquisition also added a significant extrusion business in the US to Filtrona’s existing Plastic Technologies business and united the Filtrona brand name, which had not previously been available for use by Bunzl in the US;

(iii)          the acquisition in 1998 of Enitor, a leading Dutch extruder with annual sales prior to acquisition of €16 million;

(iv)          the purchase in 2000 of Davidson Plastics, a profile extrusion operation located in the US which had annual sales prior to acquisition of US$22 million, and Pexco, a specialist medical tubing extruder, which had annual sales prior to acquisition of US$7 million;

(v)           the acquisition in 2003 of Baumgartner Fibertec, a Swiss based business engaged in the development, manufacture and supply of cigarette filters and capillary reservoirs which, prior to acquisition, had annual sales of CHF40 million; and

(vi)          the purchase in 2004 for £19.2 million (debt free) of the Skiffy Group, based in the Netherlands, which provided expertise in the manufacture and supply of small nylon parts for protection and finishing applications and a significant additional number of potential new customers for the existing Plastic Technologies product range.

3.             Products and end markets

3.1          Protection and finishing

(a)          Products

Filtrona’s protection and finishing products business is an international sourcing and supply group, sourcing a wide range of products and tooling, particularly from Asia, to supplement its own production of injection moulded and dip moulded vinyl products for general protection, electrical, fastening and finishing applications. It operates in Europe through its Moss Plastic Parts and Skiffy brand names, and in the US through Alliance Plastics and Moulding Specialists.

These predominantly plastic components are low value but are critical to customers delivering their final product. Filtrona’s position as a leading supplier in this fragmented substantial market is based on excellent service and a broad product offering.

Production facilities are located in the UK, the Netherlands, Mexico, the US and Brazil, with some 300 injection moulding machines. Filtrona has a broad industrial customer base, with over 59,000 customers in Europe and the Americas, including a large number of blue chip customers such as Carlsberg, General Motors and Parker Hannifin. No one customer represents more than 3% of turnover.

(b)          Markets

Protection and finishing products include plugs and caps for holes, threads, corners, pipes and flanges which are used to protect customers’ products during transit, processing and finishing. The market for such products is fragmented, with end users including the automotive, general engineering, white goods, pneumatics, hydraulics and oil and gas industries.

The products within the electrical range protect, space, restrain, insulate and position wires for a number of end markets, including capital goods, automotive, white goods and lighting. Fasteners include nylon rivets, latches, clips, washers, spacers and bushes and are also used in similar end markets.

Finishing components are used for adding functionality and completing tubular and extruded products. Typical applications include office or school furniture, hospital equipment, commercial catering equipment, machinery and cabinets.

The market for protection and finishing products is highly fragmented with many smaller competitors based in North America and Europe. The Directors believe that none of these competitors can offer either the range or international supply capability of Filtrona.

(c)           Sources of differentiation

The breadth of the customer base is a key strength of the business. The Directors believe few competitors have the scale and supply chain competence to service economically so many customers with such an extensive range and that Filtrona’s distribution network, advanced IT systems and logistics capability provide real differentiation in the protection and finishing market.

The Directors believe that, given the critical nature of these low cost components, the breadth of product offering and quality of service are also key differentiators. Filtrona’s wide product range and quality of service are supported by an extensive library of approximately 20,000 moulds, catalogues in nine languages,

35,000 SKUs and a global logistics and manufacturing capability. Filtrona also uses sophisticated business to business marketing techniques to drive high rates of new customer acquisition.

(d)          Growth drivers

Management is pursuing growth through continued investment in supply chain logistics and IT, as well as extending geographic coverage and the range of products offered. Filtrona’s sourcing capability is growing rapidly for both finished products and tooling and a new representative office has just been established in China, located at the Filtrona Fibertec Ningbo facility.

Furthermore, given the fragmentation of the market, the Directors believe there is ample scope for further selective value enhancing acquisitions.

3.2          Coated and security

(a)          Products

Filtrona, under the brands Payne, Morane and Laminex, provides self-adhesive tear tape, coated film products and identity systems, cards and accessories. It has locations in the UK, US, Brazil, Germany, France, Spain, India, Indonesia and Singapore. Filtrona is in the process of consolidating the brands under the name of Payne. Filtrona also has a joint venture which owns patented technology for individual item level track and trace, otherwise known as “pack DNA”.

Filtrona has pioneered the tear tape industry move away from wax tear tape to self-adhesive tape, which offers more efficient processing to its customers. Filtrona is now the global market leader in self-adhesive tear tape for easy opening, brand communication and security applications. Filtrona supplied over 29 million kilometres of tear tape in 2004 and has strong relationships with blue chip customers including Altria (Philip Morris), British American Tobacco, Kraft, Nestlé and United Biscuits.

Through its brand Morane (to be rebranded as Payne Coated Film Products), Filtrona supplies coated film products for encapsulation, lamination, industrial and document security applications. Over the last 30 years, Filtrona has been supplying the film to create unique national identity cards, national voting cards and printed security passports for governments and agencies worldwide.

Under the Laminex brand (to be rebranded Payne Security), Filtrona supplies identity systems, cards and accessories for security, health and safety and promotional use.

The Directors believe that FractureCode (its joint venture based in Denmark), which is currently undergoing a major trial with a leading blue chip consumer products company, is expected to become a high growth business. FractureCode has the potential to add value where customers require identification of items to an individual item level for track and trace and security applications.

(b)          Markets

Tear tape is a product which allows consumers to open product packaging easily. It also provides a promotional medium for marketing to consumers and can carry various anti-counterfeit features.

The tear tape market is split between wax tear tape and self-adhesive tear tape. Wax tear tape requires the tape to be passed through a molten wax bath before being applied to the packaging medium. Self-adhesive tear tape requires no wax to adhere to the packaging, is faster to apply and results in lower machine downtime compared with the wax alternative.

The higher volume tear tape customers are to be found in the tobacco industry, which has recognised the easy opening ability of tear tape. Certain customers have taken advantage of the use of tear tape as a brand promotion tool and as a medium to carry anti-counterfeit security measures effectively.

Further market growth is dependent upon Filtrona persuading fast moving consumer goods customers (who specify the type of packaging for their product) of the benefits that tear tape can bring to their products.

A variety of other products form the balance of the coated and security product portfolio. Items range from plastic sheet for laminating documents and simple PVC cards to higher value-added security documents and card identification systems.

The Directors expect the market for individual item identification to grow rapidly, as is evidenced by the growth in RFID (radio frequency identification) chip applications. FractureCode is an individual item system which does not involve the high cost of an electronic chip and can be printed onto standard product packaging, including tear tape, labels and cartons.

In the tear tape market Filtrona’s competitors are principally suppliers to the tobacco industry.

Competition in coated film products comes from a variety of European and US based manufacturers, with low priced competition from Korea and China.

(c)           Sources of differentiation

Within the tear tape market, Filtrona seeks to differentiate itself from the competition through technology, innovation and its global supply infrastructure. Since pioneering self-adhesive tear tape, Filtrona has sought to maintain its technological advantage over the competition, both in terms of materials and processes. Recent innovations include the development of printing technology that significantly improves brand security and customer communication. The Directors believe that the FractureCode track and trace technology is unique and can also be integrated into tear tape and other packaging media to provide further added value to customers.

Filtrona’s global infrastructure provides a low cost, flexible source of supply as well as penetration into higher growth emerging markets.

As a leading UK supplier of coated films for document encapsulation, the Morane business is highly regarded for its high quality, comprehensive range and excellent service level. Laminex is well regarded for its robust software and its highly efficient identity card bureau service.

(d)          Growth drivers

The Directors expect the self-adhesive tear tape market to grow over the next few years, driven by enhanced usage for easy opening in consumer goods applications outside the tobacco industry, particularly in the US, and for enhanced brand protection and security within the tobacco industry. Filtrona is well positioned to benefit from this trend, not only as the market leader with an international presence, but also through its combination of proprietary materials and printing technology. Developments in digital print technology will also open up opportunities for the printing of unique sequential numbers or codes onto tear tape which can be used for consumer promotions.

The increasing focus on document security (e.g. drivers’ licences, visas and passports) will enable the coated film products business to continue to develop value-added applications and the Directors expect the identity card market to continue its growth path.

The Directors believe that FractureCode is a new product and that the market has potential for strong growth.

3.3          Plastic profile and sheet

(a)          Products

Filtrona is a leading supplier in the US and the Netherlands of extruded thermoplastic profiles, sheet and speciality tubes in its chosen product categories. The products are proprietary and custom made to exacting customer standards and are used for a wide range of applications such as lighting, fencing, transportation, point of sale displays, refrigeration, medical supplies, aerospace, and traffic control.

(b)          Markets

Lighting products include thermoplastic lens wraps and sheet for fluorescent tube lighting for commercial, industrial and public sector applications. Filtrona is a leading supplier of these items in the US and Mexico.

Transportation products are made for aerospace and automotive customers. For example Filtrona’s extruded profiles can be found inside the passenger cabins on many of Boeing’s commercial aeroplanes. Filtrona also supplies extrusions which help in the positioning of passenger safety restraint systems. This market is growing as car manufacturers are increasingly offering multiple airbags as standard on their vehicles.

Filtrona is the leading US supplier of inserts for chain link fencing. This market has displayed growth assisted by the added emphasis on securing premises under the homeland security programme. Filtrona’s national supply capability is critical to success in this market.

In the medical sector, Filtrona is an extruder of high quality medical tubes used in surgical procedures. Filtrona’s customers are increasingly requiring extra value-added features to be supplied along with the standard extruded medical tubing. This includes secondary coiling, banding, solvent bonding and packaging, which Filtrona is well placed to supply, both technically and geographically.

Filtrona supplies the point of sale products that are used in store to hold the pricing information in place on the shelf and also delivers the high response levels expected by retailers to support their promotional campaigns. In the point of sale sector, major retailers are re-branding and updating their images and stores with the trend moving towards the opening of more “super-centre” type locations. Filtrona conducted a survey in September 2003 which estimated the size of this market for all plastic purchases at US$5.0 billion in the US. In both the US and the Netherlands, Filtrona has a particularly strong position in the scanning profile market where the expertise in multiple polymer extrusion is critical to success.

Filtrona’s chosen markets are fragmented. The profile market, which represents over 90% of sales, is highly fragmented and is made up of much smaller local suppliers.

(c)           Sources of differentiation

Filtrona benefits from economies of scale compared with its smaller, more local competitors, both in terms of its cost base and in terms of service, exemplified by its multi-point supply. In addition, investment in sophisticated IT systems enables it to manage its business and its customer relationships efficiently.

Filtrona has built up relationships with key blue chip customers in this market, including Boeing, General Electric, Hussman and Wal-Mart.

(d)          Growth drivers

Management are driving growth through focusing on development of proprietary niche products and technologies in growing segments such as transportation, medical supplies and point of sale displays.

3.4          Consumer packaging

(a)          Products

In its consumer packaging business, Globalpack, Filtrona has a market leading position in the Brazilian market as a producer of packaging for toiletries and cosmetic items. Based in São Paulo, Globalpack supplies containers, tubes, closures and, through its joint venture Euro-Matic Filtrona, roll-on balls to the market leading producers of deodorant and cosmetic products.

(b)          Markets

Globalpack serves blue chip customers such as Avon, Johnson & Johnson, Natura and Unilever and has a unique position derived from the high level of innovative solutions provided to its customers. Globalpack supplies packaging using a range of processes including injection moulding, blow moulding, extrusion and printing and, as such, offers a full service range to its principal customers.

Globalpack, through Euro-Matic Filtrona, is the market leading supplier of roll-on deodorant balls in Brazil. This joint venture, combined with Globalpack’s capability in producing bottles, housings and caps, has positioned it as the leading supplier of roll-on deodorant packaging in the Brazilian market.

                The principal competitors to Globalpack are privately owned Brazilian companies and divisions of larger packaging groups.

(c)           Sources of differentiation

Globalpack is the only Brazilian supplier with the capability to produce a full roll-on deodorant packaging set (i.e. container, ball, housing and cap). It has a full print capability for the decoration of tubes and containers and is known for innovation and quality.

(d)          Growth drivers

The Brazilian cosmetics and toiletries market continues to expand with consumers’ disposable incomes. Globalpack will continue to drive growth through the innovative new packaging formats it is able to offer the blue chip cosmetics and toiletries suppliers, both in Brazil and in the surrounding region.

3.5          Cigarette filters

(a)          Products

Filtrona produces a wide range of filters from monoacetate to multi-segment special filters with novel mouthpieces and sophisticated adsorbent materials. Filtrona’s special filters provide its customers with an opportunity to differentiate their products in the market relative to its competitors.

Fibre Technologies, with over 50 years of experience in the industry, is the largest independent producer of special filters for the cigarette market. It supplies cigarette filters to, among others, the top four global cigarette manufacturers, Altria (Philip Morris), British American Tobacco, Imperial Tobacco and Japan Tobacco International, which together represent some 44% of the cigarette market.

Filtrona has a relatively low share of the monoacetate market, as the larger tobacco companies tend to self-manufacture. Filtrona supplies cigarette filters into this market where multi-national customers require additional capacity or flexible production runs and to smaller independent cigarette manufacturers who do not wish to add complexity to their business. However, the Directors believe the key area of differential advantage in its business is the supply of special filters.

Cigarette filter specifications are individual to brands, blends and manufacturers and are created to fulfil identified market niches. Filtrona’s strategically positioned, well invested manufacturing facilities in 14 locations around the world ensure that filters are delivered in a timely and cost effective way to fulfil customer needs.

(b)          Markets

The market for cigarette filters includes monoacetate filters and special filters.

Monoacetate filters are manufactured from paper wrapped cellulose acetate tow. Cellulose acetate tow is a white, virtually tasteless filling material which is bonded with a plasticiser.

In special filters, additives like carbon or menthol are combined with a monoacetate filter to change the taste of the cigarette smoke and the performance of the filters. Multiple filter sections can be combined together, with additives, to form a multi-segment filter, or the monoacetate filter can itself be modified to alter performance of the filter.

Filtrona estimates that standard monoacetate filters account for approximately 88% of the cigarette filters market, with special filters accounting for the remaining 12%. The special filters share has grown from 11.7% of filtered cigarettes in 2003 to 12.2% in 2004.

The principal competition for Filtrona is from cigarette companies choosing to manufacture their filters in-house. The Directors believe that Filtrona’s expertise, technology, innovation, low cost production footprint and high quality customer service offers an advantage over self-manufacture of special filters and this has been recognised by the major tobacco manufacturers who source from Filtrona. While occasionally some volume is taken back in-house by its customers, historically Filtrona has been able to offset these movements through new outsourced business from within its current customer base.

(c)           Sources of differentiation

A global footprint is an important source of differentiation within the special filters market. Filtrona has operations in 14 locations spread across the world, with two in the US, one in Mexico, three in South America, four in Europe and four in the Middle East and Asia. This provides a low cost, flexible source of supply as well as important penetration into the higher growth emerging markets.

Technology, innovation and manufacturing flexibility are also important differentiators in the cigarette filters market. Filtrona’s commitment to research and innovation is underlined by the operation of the Technology Centre in the UK. The Technology Centre was designed to bring together laboratory services, product development, materials testing and process engineering in one facility. Together these disciplines help Filtrona to research and source the best available materials and develop filter production techniques for use in its plants throughout the world.

(d)          Growth drivers

Filtrona’s multi-national tobacco customers require Filtrona to supply special filters to support their brands in their chosen end use markets, but particularly in Russia, Japan, South Korea and Venezuela, where special filters have either a leading or rapidly growing market share. Filtrona provides a flexible service that can support the strong growth profile that a successful brand requires.

Filtrona customers also recognise the expertise that Filtrona has in the supply of special filters and are increasingly looking to outsource production in return for a simplification of their business and a reduction in their total costs.

Cigarettes with multi-segment filters are expected to account for a growing share of the future cigarette market. Filtrona is ideally placed to offer such filters to its global customer base and the Directors believe that this represents a significant future opportunity.

3.6          Bonded fibres

(a)          Products

Filtrona, under the Fibertec brand, supplies bonded fibre structures for use as functional components in consumer and industrial products including those shown in the table below. The facilities for the bonded fibre products are located in Richmond, Virginia (US), Reinbek (Germany) and Ningbo (China), although the markets for these products are global.

The Directors believe that Filtrona is the market leader in its primary market of bonded fibre ink reservoirs for high quality roller ball and fine liner pens, markers and highlighters. From this base Filtrona has expanded into wicking, filtration and absorptive components for medical devices, absorptive media and ink transfer wicks for inkjet printers, ink cartridges and other imprinting machines. It is also growing strongly in household product applications for bonded fibres, such as air fresheners and insect repellents.

The table below shows some of the applications for Filtrona’s core competence of capillary transfer science, as well as the key products for which Filtrona supplies components.

Product categories	Applications
Writing instruments	Roller ball pens Fine liner pens Markers Highlighters

Printing systems	Ink transfer wicks for inkjet printers Cartridges for inkjet printers Other imprinting machines

Medical devices	Diagnostics – detection of disease and conditions Life Sciences – bench top research in DNA/RNA Biotechnology – downstream processing Medical – directly treating or managing conditions

Household products	Air fresheners (bathroom, aromatherapy, cars) Insecticide/repellent dispensing (electrically heated)

(b)          Technology

Capillary transfer science is the basis for many of the performance features and product functions of Filtrona’s bonded fibre products. Capillary action is the means by which fluid moves through porous channels within a medium due to surface tension.

Knowledge of the properties of the relevant fluid as well as the media substrate enables Filtrona to model capillary behaviour and to design bespoke transfer systems for a wide array of applications.

Filtrona has invested heavily in process equipment to lower the unit cost of production and is planning to relocate some of this equipment to China to exploit the regional market.

Bonded fibre products are highly adaptable to meet fluid transfer and storage requirements. Selection of a given fibre composition and structure can be made to optimise function and fit.

Bonded fibre products can provide one way or two way fluid transfer. A reservoir for printer cartridges, for example, must be able to be quickly filled, safely contain ink without leakage and release on demand over the product life cycle.

Bonded fibre products may also serve as wicks, transferring fluids from one substrate to another using capillary action.

(c)           Markets

In Western Europe and North America, the market for ink reservoirs is relatively mature. However in the new developing economies in Asia and the Far East, ink reservoirs represent a growth market in which Filtrona has a strong position.

Filtrona’s assessment of the competition in the medical and household products markets is that it stems from alternative solutions rather than alternative fibre component suppliers.

(d)          Sources of differentiation

The Directors believe that long term investment in capillary fibre research has yielded industry leading technology and Filtrona is recognised as a leading innovator in the continuous bonding of fibres. Since its foundation in 1954, the business has patented more than 60 products in the US alone. This emphasis on focused innovation is a key differentiator in this market. Filtrona has a truly international supply position with customers on every continent supplied from Filtrona Fibertec’s existing European and US facilities and its new Chinese operation. The Directors believe that no other competitor can match Filtrona Fibertec’s global reach and service level.

(e)           Growth drivers

Growth is driven both through a combination of product innovation and expanding the use of existing technologies to provide new applications such as wicks and reservoirs for in vitro medical devices where Filtrona is now a leading provider. The new product development pipeline contains a number of significant products and applications in ink reservoirs, medical diagnostics, medicine dispensing and diesel filtration.

The new Filtrona Fibertec facility in Ningbo, China offers a dual benefit of being a low cost source of production as well as providing access to a growing local market.

4.             Joint ventures

4.1          Plastic Technologies

In 2000 Globalpack, Filtrona’s consumer packaging business in Brazil, established a joint venture with Euro-Matic, a leading international manufacturer of plastic balls for a variety of applications, in order to manufacture and supply roll-on deodorant balls. Combined with Globalpack’s ability to produce bottles, housings and caps, Euro-Matic Filtrona has helped position Globalpack as the leading supplier of roll-on deodorant packaging in the Brazilian market.

In 2002 Filtrona established a Danish based joint venture, FractureCode Corporation with ITO Technologies, in order to develop a new technology in conjunction with Filtrona’s existing self-adhesive tear tape business Payne. FractureCode is a patented process which can apply a unique identifying mark to tear tape or other packaging media with a randomly printed code, which enables customers to mark their products individually in such a way that they can be tracked throughout the distribution chain. It can also be used as a brand authentication device as it is very difficult to replicate. Initial trials of FractureCode, which has not yet been used in commercial production, have been encouraging.

4.2          Fibre Technologies

Most of Filtrona’s cigarette filters businesses are wholly-owned. However the filter businesses in Thailand, India and Jordan are operated through joint venture companies Filthai Company Limited, ITC Filtrona Limited and Filtrona Jordan respectively. Based in Bangkok, Filthai was established in the 1970s and manufactures and supplies monoacetate and special filters principally to the Thai market. ITC Filtrona was formed in 1993 in Bangalore to supply monoacetate filters to the local Indian market. Filtrona Jordan was set up in 1995 and is based near Amman, from where it manufactures and supplies monoacetate filters for both the local domestic market and exports. Together these companies accounted for less than 10% of Filtrona’s total cigarette filter sales in 2004.

5.             Summary financial information

5.1          Trading information

The table below summarises the trading record of Filtrona for the three years ended 31 December 2004. The contents of the table and financial information set out in this section have been extracted without material adjustment from the Accountants’ Reports in Parts 5 and 6 of this document. Investors should read the whole of this document and not just rely solely on the summarised information set out below.

	Year ended 31 December
	IFRS 2004	UK GAAP 2004	UK GAAP 2003	UK GAAP 2002
	£m	£m	£m	£m
By business segment
Sales:
Plastic Technologies	241.5	241.5	224.1	224.1
Fibre Technologies	236.0	236.0	228.5	218.3
Total	477.5	477.5	452.6	442.4
Operating profit*:
Plastic Technologies	33.2	33.8	28.6	28.2
Fibre Technologies	23.9	27.8	31.1	29.2
Corporate activities	(7.5)	(7.4)	(8.6)	(9.4)
Total	49.6	54.2	51.1	48.0

By geographical origin**
Sales:
Europe		203.2	183.7	171.0
North America		187.8	193.2	202.1
Rest of the world		86.5	75.7	69.3
Total		477.5	452.6	442.4
Operating profit*:
Europe		23.2	21.8	20.8
North America		22.6	24.3	24.4
Rest of the world		15.8	13.6	12.2
Corporate activities		(7.4)	(8.6)	(9.4)
Total		54.2	51.1	48.0

*              Before goodwill/intangible amortisation.

**           Disclosure not required under IAS 14.

5.2          Profit and loss - by business segment

(a) Plastic Technologies

Plastic Technologies sales were flat in 2003 compared with 2002 and grew by 7.8% in 2004 (at constant exchange rates, 4.3% and 14.7% respectively). 2004 benefited from nine months of the Skiffy acquisition. The organic sales growth in 2004 at constant exchange rates was 11.3%.

On a UK GAAP constant exchange rates basis, operating profit before goodwill amortisation increased by 6.3% in 2003 and increased by 25.7% in 2004. The acquisition of the Skiffy business was projected at the time of acquisition to contribute £l.8 million in 2004. Filtrona’s post-acquisition focus has improved Skiffy’s profit to £2.3 million in 2004. Organic operating profit before goodwill growth at constant exchange rates for Plastics Technologies on a UK GAAP basis was 19.0% in 2004. The return on sales improved as a result of the increased focus on current and new proprietary product ranges within Plastic Technologies.

(b) Fibre Technologies

Fibre Technologies sales grew by 4.7% in 2003 and 3.3% in 2004 (at constant exchange rates, 6.9% and 9.7% respectively). 2004 benefited from the full year effect of the Baumgartner Fibertec acquisition which contributed sales of £15.7 million in 2004, compared with £3.3 million for the three months in 2003.

Excluding the impact of acquisitions, organic sales growth at constant exchange rates was 5.2% in 2003 and 4.0% in 2004.

On a UK GAAP constant exchange rates basis operating profit before goodwill amortisation increased by 9.0% in 2003 and fell by 4.1% in 2004. The 2004 reduction in operating profit was due to price positioning both in advance of volume growth and lower cost manufacture as well as the Baumgartner Fibertec business, which was loss making on purchase but achieved breakeven in 2004.

5.3                               Profit and loss – by geographical origin

Both Plastic Technologies and Fibre Technologies operate throughout the world. Sales to the rest of the world segment (i.e. excluding Europe and North America), which include many of the lower cost manufacturing regions, have grown as a proportion of the whole from 15.7% in 2002 to 18.1% in 2004.

5.4                               Corporate activities

Corporate activities include the Filtrona business area central costs and a proportion of Bunzl’s central costs allocated on a basis reflecting the proportion of those resources consumed by Filtrona. The Directors believe that the level of central costs in 2004 is representative of the resources required to run an independent public company.

5.5                               Cash flow and return on capital

	Year ended 31 December
	IFRS 2004	UK GAAP 2004	UK GAAP 2003	UK GAAP 2002
	£m	£m	£m	£m
Operating profit (Note 1)	49.6	54.2	51.1	48.0
Trading cash flow (Note 2)	30.7	30.7	44.4	36.4
Cash Conversion Rate	62%	57%	87%	76%
Capital Employed	209.4	209.4	193.6	197.0
Return on Capital Employed	23.7%	25.9%	26.4%	24.4%

Notes:

(1)                                  Operating profit is stated before charging interest, taxation and goodwill/intangible amortisation.

(2)                                  Trading cash flow is net cash inflow from operating activities less net cash outflow for capital expenditure.

5.6                               Cash flow

Under UK GAAP the Cash Conversion Rate averaged 73% over the last three years. In 2004 net capital expenditure increased by £9.1 million to be £13.3 million in excess of depreciation to invest in new facilities in Mexico and China to support the exploitation of new business opportunities. Working capital increased by £9.4 million in 2004 to support business growth and service enhancements through local stock availability of existing and new products.

5.7                               Return on capital

Inventory has increased throughout the period to support business growth and service enhancements through local stock availability of existing and new products. Debtors’ average payment days increased from 47 to 49 days, reflecting longer supply chains and growth in export markets with longer payment terms. Return on Capital Employed moved forward in 2002 and 2003 before dipping slightly in 2004. This was due to price positioning in Fibre Technologies in advance of both volume growth and lower cost manufacture, as well as the impact of the Baumgartner Fibertec acquisition, although partially offset by strong proprietary product growth in Plastic Technologies.

6.                                      Strategy and execution

6.1                               Overview

Filtrona’s strategy is to continue to grow profitably through investing organically and by acquisition in selected niche international markets within Plastic Technologies and Fibre Technologies. Within each business segment it is continually seeking to enhance its competitive position through product innovation, strengthen its sourcing and distribution capability, expand and adapt its global footprint to enhance its supply chain and reduce cost and invest in IT, people and production capability to deliver superior customer service and value.

6.2                               Enhance competitive position through innovation

The Directors believe that Filtrona’s robust competitive positions will be enhanced through the continued development of its product offering both from own manufacture and external sources. In each of the lines of business there will continue to be focus on product innovation and range development. In some of the businesses this will be driven by the established research and development functions and in others by further developing product management and sourcing functions.

Historically Filtrona has been able to use established locations within one line of business to offer rapid, low cost market entry for other businesses through overhead sharing. There are many examples of this within Filtrona, such as tear tape operations in cigarette filters and bonded fibres facilities, enabling the exploitation of new opportunities and servicing customers more quickly and cost effectively than competitors can achieve. This approach will continue as a key component of enhancing competitive positions rapidly.

6.3                               Expand and adapt the global footprint to improve supply chain and reduce cost

Filtrona has a comprehensive production and distribution footprint which can be flexed to respond to customers’ needs, whether they be product, cost or supply chain driven. Filtrona has a well invested machinery base that is flexible and relocatable. The current manufacturing locations are:

(i)                                     Americas – Brazil, Mexico, Paraguay, US and Venezuela;

(ii)                                  Europe – France, Germany, Italy, the Netherlands, Switzerland and the United Kingdom; and

(iii)                               Middle East and Asia – India, Indonesia, Jordan, Thailand and a recently completed facility in China.

The recent investment by the filters business in Monterrey, Mexico was assisted by the prior experience that Filtrona had developed from the plastic profile and sheet business that has operated there since 2000.

Similarly the recent investment in the Chinese facility is expected to accelerate the growth not only of the bonded fibre business but also the protection and finishing and the coated and security businesses in China.

6.4          Reduce production costs

Filtrona seeks to reduce its production costs through a combination of:

(i)            standardisation of operating policies and procedures including health and safety, environment and human resources;

(ii)           standardisation of production equipment and information systems;

(iii)          continued investment in a competitive manufacturing base with the latest high output machinery and tooling located in low unit labour cost locations; and

(iv)          a lean organisation with competent, well trained and experienced people.

6.5          Continue to enhance supply chain capability

Filtrona seeks to achieve supply chain and service excellence to add increased value to customers. Recent examples of this process are the opening of new warehousing arrangements in Russia and Korea to serve cigarette filter customers in these markets more effectively. These arrangements have not only facilitated just-in-time supply, they have also enabled customers to reduce inventories and to avoid the administration associated with importing products.

Filtrona will continue to build its distribution capability and geographic spread to assist growth. The recent opening of a new protection and finishing products distribution centre to serve the Czech Republic market follows on from the successful establishment of a distribution centre in Poland.

IT investment will continue to play a critical role in service enhancement. The enterprise resource planning packages in place have delivered significant improvement from the application of new technologies in areas such as finite scheduling and bar coding and business relationship management modules are in the process of implementation.

6.6                               Selective acquisitions

Filtrona has made a number of selective acquisitions which have either strengthened a core competence, added geographic scale, brought new products into the portfolio or a combination of all three. There continues to be a number of acquisition targets which the Directors believe could supplement Filtrona’s underlying growth rate, and Filtrona plans to recruit a corporate development executive to increase the focus on this activity.

7.                                      Sales, marketing and purchasing

The sales, marketing and purchasing teams in Filtrona are based in the operating businesses and report through the senior management executive. The Directors believe it is critical to maintain this commercial focus within each line of business.

In Plastic Technologies larger customers are served by a key account structure. Smaller customers are reached through the marketing programme and a rapid sample service. Ultimately they are served by efficient telesales, internet or fax order entry.

In Fibre Technologies the relatively large size of the customers supports a key account approach that is closely linked to product development.

Filtrona’s top 10 customers represent 34% of Filtrona’s sales, but the fifth largest customer represents less than 2%. The principal area of customer concentration is within the tobacco industry. The Directors believe that differentiated products and a low cost supply chain mitigate the concentration risk.

The major element of supplier concentration again falls within the tobacco industry and relates specifically to the suppliers of cellulose acetate tow for cigarette filter production. This is a market served by five principal global suppliers all of whom supply Filtrona. The top 10 suppliers to Filtrona account for 53% of raw material purchases.

The Directors consider that alternative sources of supply exist for all major raw materials. These major materials include acetate tow, filter paper, polyester yarns, polypropylene film and various readily available engineering and commodity polymers.

8.                                      Board and management

The Board consists of Jeff Harris as Chairman, Mark Harper as Chief Executive, Steve Dryden as Finance Director and Paul Drechsler, Adrian Auer and Paul Heiden as independent non-executive Directors. Paul Heiden does not expect to serve beyond a transitional period.

Further details on the Directors are set out on page 8 and in Part 8 of this document.

9.                                      Current trading and prospects

In 2004 Filtrona again showed its strengths as a global supplier of speciality products with excellent increases in sales and operating profit at constant exchange rates. The increases in the second half of 2004 were greater than those in the first and Filtrona has continued to trade strongly in 2005.

The Directors expect Plastic Technologies to continue to grow as investments in marketing programmes, distribution infrastructure and new plant and equipment enhance Filtrona’s competitive position and capability.

In Fibre Technologies the Directors expect growth to continue as new facilities in Mexico and China come fully on stream and sustained investment in research and development delivers new products and applications.

Filtrona’s position as a leading supplier in the niche markets it serves and continued investment in lowering unit cost, improving service and supply chain efficiency, and in developing new products give the Directors confidence that Filtrona will sustain its positive development. As a result the Directors are confident in the financial and trading prospects of Filtrona for the current financial year.

10.                               Dividend policy

The Directors consider that had the Demerger been effective throughout the year ended 31 December 2004, in the absence of unforeseen circumstances and taking into account the terms of the Demerger and the Share Consolidation, the Directors would have recommended total dividends for the year ended 31 December 2004 of 5.9 pence per consolidated Filtrona Share.

Following the Demerger Filtrona will pursue a progressive dividend policy that will seek to provide growth in dividends per share whilst maintaining appropriate levels of dividend cover. It is expected that Filtrona will declare its first interim dividend at the time of its interim results, which will be announced on 30 August 2005, taking account of the performance of the Filtrona Business during the first half of 2005.

11.                               Research and development

Filtrona’s worldwide R&D centre for the cigarette filters business is based in Jarrow in the UK and supports R&D activities on both proprietary and customer developments. The Directors expect that by the end of 2005 its dedicated filters R&D team will comprise 40 personnel. R&D is undertaken to identify solutions for producing new additives and product styles to assist customers in the selective reduction of smoke constituents, to develop lower cost production techniques and to develop new filter styles.

Fibertec’s worldwide R&D is centred in Richmond, Virginia (US), with some limited development work occurring in Reinbek (Germany). Fibertec’s dedicated R&D group focuses approximately 80% of its effort on customer driven projects and 20% on core technology projects. Principal research areas are in developing the knowledge and processes in the production of non-woven bonded fibres to give materials with different capillary transfer rates that support the identified needs in the current and prospective customer base.

In coated and security products, the global R&D centre and print studio is located at the Nottingham (UK) site where new print and security features are developed.

The FractureCode joint venture is responsible for its own software and application development.

Within the other lines of business the focus is on development rather than research. Development is driven by a combination of product marketing and engineering, resulting in either in-house development or outsourcing of the products concerned.

12.                               Employees

Senior management comprises an international team of nine individuals who have an average experience in the Filtrona Business of nearly 10 years. Senior management combines strong manufacturing process and product development know-how with a detailed knowledge of customers’ needs and, hence, excellent levels of service. The senior management team is supported by motivated and enthusiastic employees which is evidenced by the low levels of staff turnover within the businesses.

Filtrona has traditionally enjoyed good labour relations with the following locations having recognised union representation: Nottingham and Jarrow in the UK, Crissier in Switzerland, Buitenpost in the Netherlands, Reinbek in Germany and Richmond, Virginia and Columbia, South Carolina in the US.

In December 2004 employees in Switzerland took industrial action. This business was acquired from Baumgartner in October 2003 and Filtrona had not had the necessary time to build up constructive union relations prior to action being taken. The employees returned to work in January 2005. The business continuity planning within Filtrona enabled customer service to be maintained by production from other factories while the issues were resolved. The management at Filtrona Suisse is currently in consultation with the Filtrona Suisse works council relating to the potential closure of the facility in June 2005.

13.                               Corporate governance

The Board supports high standards of corporate governance. Following Admission the Board intends to comply with the Principles of Good Governance and Code of Best Practice 2003 (the “Combined Code”).

The Company will upon Admission comply with a code of securities dealings in relation to the Filtrona Shares which is based on, and is no less exacting than, the Model Code published in the Listing Rules. The code will apply to the Directors and relevant employees of the Group.

The Chairman of the Company will be Jeff Harris. Operational responsibility for the Group will lie with the Chief Executive, Mark Harper. Paul Drechsler will be the senior independent non-executive Director.

The Board has established three principal committees, the Audit Committee, the Remuneration Committee and the Nomination Committee, each of which will operate within written terms of reference approved by the Board.

13.1                        Audit Committee

The Audit Committee will initially comprise Adrian Auer as Chairman, Paul Drechsler and Paul Heiden.

The Audit Committee will consist of not less than three members, at least one of which will have recent and relevant financial experience, and the quorum for meetings of the Audit Committee will be two members. Each of the members of the Audit Committee must be independent non-executive Directors. Appointments will be for a period of up to three years, extendable by no more than two additional three year periods, so long as members continue to be independent. The Audit Committee will meet as necessary and at least three times a year, including prior to the announcement of Group results when the external auditor will be in attendance for those discussions. The Finance Director will normally attend the meetings and the Chairman of the Audit Committee will report to the Board on the Audit Committee’s behalf as may be appropriate. While the Audit Committee has authority to investigate any areas of concern as to financial impropriety that arise and to obtain outside legal or other independent professional advice in connection therewith, its principal duties will include the following:

(a)                                  to monitor the integrity of all financial statements made by the Company and any formal announcements relating to the Company’s financial performance, reviewing significant financial reporting judgements contained in them;

(b)                                 to review and challenge where necessary accounting policies, methods, standards, presentation and disclosure;

(c)                                  to review the Company’s internal controls and, unless expressly addressed by a separate Board risk committee composed of independent Directors, or by the Board itself, to review the Company’s internal control and risk management systems;

(d)                                 to monitor and review the effectiveness of the Company’s internal audit function and financial controls in the context of the Company’s overall risk management system;

(e)                                  to make recommendations to the Board for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;

(f)                                    to review and monitor the external auditor’s independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements;

(g)                                 to develop and implement policy on the engagement of the external auditor to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external audit firm; and

(h)                                 to report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

13.2                        Remuneration Committee

The Remuneration Committee will initially comprise Paul Drechsler as Chairman, Adrian Auer and Paul Heiden.

The Remuneration Committee will consist of not less than three members and the quorum for meetings of the Remuneration Committee will be two members. Each of the members of the Remuneration Committee must be independent non-executive Directors. The Remuneration Committee will meet at such times as may be necessary but will normally meet not less than three times a year. While the Chief Executive is not a member of the Remuneration Committee, he will normally attend the meetings except when the Remuneration Committee is considering matters concerning himself.

The purpose of the Remuneration Committee is to ensure that the Company’s executive Directors and senior executives are properly incentivised and fairly rewarded for their individual contributions to the Company’s overall performance having due regard to the interests of the shareholders and to the financial and commercial health of the Company.

The principal duties of the Remuneration Committee will include the following:

(a)                                  to make recommendations to the Board as to the framework or broad policy for the remuneration of the Chairman and the executive Directors of the Board and its cost;

(b)                                 to design and oversee all elements of executive Directors’ remuneration, including base salary, bonus, long term incentive plans, compensation in the event of early termination and pensions;

(c)                                  to procure such information as it may consider necessary to make comparisons between the remuneration of the Company’s executive Directors and that of directors of other companies that it deems to be comparable;

(d)                                 to monitor and be sensitive to pay and employment conditions elsewhere in the Group. Subject to the Remuneration Committee’s purpose set out above, the Remuneration Committee shall use these comparisons to judge where to position the Company relative to other companies and the executive Directors relative to other employees;

(e)                                  to ensure that provisions regarding disclosure of remuneration, including pensions, as set out in the Directors’ Remuneration Report Regulations 2002 and the Combined Code, are fulfilled and make available the Remuneration Committee’s terms of reference; and

(f)                                    to monitor the policies and practices applied in setting the remuneration for senior executives directly below Board level and to make recommendations as appropriate.

13.3                        Nomination Committee

The Nomination Committee will initially comprise Jeff Harris as Chairman, Adrian Auer and Paul Drechsler.

The purpose of the Nomination Committee is to consider, and make recommendations to the Board concerning, the composition of the Board including proposed appointees to the Board, whether to fill any vacancies that may arise or to change the number of Board members.

The Nomination Committee will consist of the Chairman and non-executive Directors appointed by the Board. A majority of members of the Nomination Committee will be independent non-executive Directors. The quorum for meetings of the Nomination Committee must be two members. The Chairman of the Nomination Committee will be the Chairman of the Company or an independent non-executive Director, as appointed by the Board, but the Chairman of the Company will not chair the Nomination Committee when it is dealing with the appointment of a successor to the chairmanship of the Company.

The principal duties of the Nomination Committee will include the following:

(a)                                  to regularly review the structure, size and composition (including the skills, knowledge and experience) of the Board and make recommendations to the Board with regard to any changes;

(b)                                 to be responsible for identifying and nominating, for the approval of the Board, appropriate individuals to fill Board vacancies as and when they arise;

(c)                                  to evaluate the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepare a description of the role and capabilities required for a particular appointment;

(d)                                 in identifying suitable candidates, where appropriate, to review internal candidates through a process of succession planning and/or (i) use open advertising or the services of external advisers to facilitate the search; (ii) consider candidates from a wide range of backgrounds; and (iii) consider candidates on merit and against objective criteria, taking care that appointees have enough time available to devote to the position;

(e)                                  to review annually the time required from a non-executive Director. Performance evaluation should be used to assess whether the non-executive Director is giving sufficient commitment to the role;

(f)                                    to give full consideration to succession planning in the course of its work, taking into account the challenges and opportunities facing the Company and what skills and expertise are therefore needed on the Board in the future;

(g)                                 to make a statement in the Annual Report about its activities and the process used for appointments and explain if external advice or open advertising has not been used;

(h)                                 to make available its terms of reference; and

(i)                                     to ensure that on appointment to the Board, non-executive Directors receive a formal letter of appointment setting out clearly what is expected of them in terms of commitment, committee service and involvement outside Board meetings.

PART 3

TERMS OF DEMERGER

1.                                      Details of the Demerger

1.1                               Demerger Dividend

The Demerger is conditional, inter alia, upon the passing at the EGM of the resolution numbered 1 set out in the EGM Notice (the “Demerger Resolution”) and the approval of the payment of the Demerger Dividend by the Bunzl Board. The Demerger will be effective immediately prior to Admission.

The Demerger will be implemented by Bunzl declaring a special dividend on the Bunzl Shares at the EGM (the “Demerger Dividend”). This dividend will be equal to the book value of Bunzl’s shareholding in Filtrona International Limited and will be satisfied by the allotment and issue by the Company of Filtrona Shares, credited as fully paid up, to Bunzl Shareholders on the Bunzl Share Register at the Demerger Record Time on the basis of:

one Filtrona Share for each Bunzl Share

held at the Demerger Record Time, save that the number of Filtrona Shares to be allotted and issued to each of David Williams and Paul Hussey will be reduced by the number of Filtrona Shares already held by them so that, upon the Demerger becoming effective, all Bunzl Shareholders (including David Williams and Paul Hussey) will hold one Filtrona Share for each Bunzl Share held at the Demerger Record Time.

In consideration for the issue of Filtrona Shares to Bunzl Shareholders, Bunzl will transfer to the Company the entire issued share capital of Filtrona International Limited. As a result Filtrona International Limited will become a wholly-owned subsidiary of the Company and the Company will in turn be owned by Bunzl Shareholders in the same proportions as they hold their Bunzl Shares at the Demerger Record Time.

The number of Filtrona Shares to be issued on Demerger is not expected to exceed 440 million based on the number of Bunzl Shares in issue on 16 May 2005 (the latest practicable date prior to the publication of this document) plus an estimate of the maximum number of additional Bunzl Shares that may be issued prior to the Demerger Record Time.

1.2                               Filtrona Share Consolidation

Upon Admission the share capital of the Company will be consolidated. Consequently Filtrona Shareholders will receive:

one consolidated Filtrona Share for every two non-consolidated Filtrona Shares issued pursuant to the Demerger Dividend. For any Filtrona Shareholder whose holding of non-consolidated Filtrona Shares of nominal value 62 1/2 pence each is not exactly divisible by two, the resultant number of consolidated Filtrona Shares of nominal value 125 pence each that such Filtrona Shareholder receives will be rounded down to the nearest whole number and a fractional entitlement to a consolidated Filtrona Share will arise.

Individual fractional entitlements to consolidated Filtrona Shares will be aggregated and sold in the open market by JPMorgan Cazenove at the best price reasonably obtainable. The Company will retain the aggregate proceeds of sale of such consolidated Filtrona Shares, unless the aggregate amount to which any shareholder would be entitled, when aggregated with any amounts to which such shareholder is entitled in respect of any fractional entitlements under the Bunzl Share Consolidation (net of any commissions, dealing costs and administrative expenses) is £3 or more, in which case the net proceeds will be paid to each such shareholder proportionately to his entitlement, with cheques for such proceeds (including any such proceeds in respect of the Bunzl Share Consolidation) expected to be despatched to those entitled (at their risk) by 16 June 2005.

The number of Filtrona Shares in issue on Admission, and after the Filtrona Share Consolidation, is not expected to exceed 220,000,000 Filtrona Shares, based on the number of Bunzl Shares in issue on 16 May 2005 (the latest practicable date prior to the publication of this document) plus an estimate of the maximum number of additional Bunzl Shares that may be issued prior to the Demerger Record Time.

The initial Filtrona Shareholders have resolved to effect the Filtrona Share Consolidation upon Admission as described above.

1.3                               Reduction of capital

Shortly after Admission and the Filtrona Share Consolidation becoming effective, the capital of Filtrona will, subject to the confirmation of the Court, be reduced by decreasing the nominal value of each Filtrona Share from 125 pence to 25 pence.

David Williams and Paul Hussey, as the initial Filtrona Shareholders, have resolved by a special resolution passed on 13 May 2005 (the “Reduction Resolution”) to reduce the share capital of Filtrona as described above. The text of the Reduction Resolution is as follows:

“THAT subject to and conditional on Admission and the Share Consolidation becoming effective, the nominal value of each Ordinary share be reduced from 125 pence to 25 pence”.

The Reduction of Capital will require the confirmation of the Court under section 135 of the Companies Act and, if so confirmed, will create distributable reserves on the balance sheet of Filtrona of approximately £220,000,000. This will provide Filtrona with, among other things, additional capacity for the payment of future dividends.

It is intended that any creditors or contingent creditors of Filtrona at the time the Reduction of Capital becomes effective will give their written consent to the Reduction of Capital and that, accordingly, there will be no requirement to take measures to protect creditors.

The Reduction of Capital is expected to become effective on 9 June 2005.

2.                                      Filtrona Shares

2.1                               Listing, settlement and dealings

Application has been made for the admission of the Filtrona Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange’s market for listed securities. It is expected that Admission will become effective and dealings for normal settlement in the Filtrona Shares will commence at 8.00 a.m. on 6 June 2005.

The entitlement to receive Filtrona Shares pursuant to the Demerger is not transferable save to satisfy valid market claims.

For a transferee to be a registered holder of Bunzl Shares by the Demerger Record Time, a transfer of Bunzl Shares must be recorded on the Bunzl Share Register by 9.00 p.m. on 3 June 2005.

Bunzl Shareholders on the Bunzl Share Register at the Demerger Record Time will constitute the opening Filtrona Share Register.

2.2                               Filtrona Shares in certificated form

Bunzl Shareholders who hold their Bunzl Shares in certificated form at the Demerger Record Time will receive their entitlement to Filtrona Shares in certificated form.

It is expected that definitive certificates in respect of consolidated Filtrona Shares will be posted to entitled holders of Filtrona Shares (who hold their shares in certificated form) at their registered address on the Bunzl Share Register at the Demerger Record Time after the Reduction of Capital becomes effective and, in any event, by no later than 16 June 2005. In the case of joint holders, certificates will be despatched to the person whose name appears first in the Bunzl Share Register. Temporary documents of title will not be issued. Pending despatch of the certificates, transfers will be certified against the Filtrona Share Register by the Registrar. Share certificates will be despatched to Filtrona Shareholders at their own risk.

2.3                               Filtrona Shares in uncertificated form

Bunzl Shareholders who hold their Bunzl Shares in uncertificated form at the Demerger Record Time will receive Filtrona Shares in uncertificated form. It is expected that Filtrona Shares will be credited to the CREST account of the Bunzl Shareholder concerned on 6 June 2005.

CREST is a paperless settlement system enabling shares to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The Articles of Association will permit the holding of Filtrona Shares under the CREST system. The Company has applied for its shares to be admitted to CREST with effect from Admission.

The Company reserves the right to issue Filtrona Shares to all entitled Bunzl Shareholders in certificated form if, for any reason, it wishes to do so.

2.4                               General

All mandates relating to payment of dividends on Bunzl Shares and all instructions given to Bunzl in relation to notices and other communications in force immediately prior to the Demerger Record Time will be, unless and until revoked or varied, deemed as from Demerger Record Time to be valid and effective mandates or instructions to Filtrona in relation to the corresponding holdings of Filtrona Shares.

3.                                      Overseas shareholders and Bunzl ADR holders

3.1                               United States

Bunzl has requested that the staff of the SEC confirm in a no-action letter that, among other things, the staff will not recommend that the SEC take enforcement action upon the distribution of Filtrona Shares to Bunzl Shareholders and holders of Bunzl ADRs without registration under the US Securities Act. Accordingly it is expected that registration under the US Securities Act of the Filtrona Shares to be distributed in the Demerger will not be required and the Filtrona Shares will not be so registered.

Bunzl Shareholders and/or holders of Bunzl ADRs who are citizens or residents of the United States are advised that the Filtrona Shares have not been and will not be registered under the US Exchange Act. Filtrona expects to obtain an exemption from the registration and reporting requirements of Section 12(g) of the US Exchange Act in reliance on Rule 12g3-2(b) thereunder. Pursuant to such exemption, so long as it has more than 300 shareholders resident in the United States, Filtrona will comply with the information supplying requirements of Rule 12g3-2(b), which requires Filtrona to furnish to the SEC information that (i) it has made or is required to make public in the United Kingdom; (ii) it has filed or is required to file with the UKLA and which was made public by the UKLA; or (iii) it has distributed or is required to distribute to its shareholders. Information that is furnished to the SEC by Filtrona may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

Shareholders and/or holders of Bunzl ADRs who are affiliates (within the meaning of the US Securities Act) of Bunzl or Filtrona before implementation of the Demerger or are affiliates of Bunzl or Filtrona after implementation of the Demerger will be subject to timing, manner of sale and volume restrictions on the sale of Filtrona Shares received in connection with the Demerger under Rule 145(d) under the US Securities Act.

The primary market for Filtrona Shares is expected to be the London Stock Exchange. Filtrona does not intend to list the Filtrona Shares on a US securities exchange or quote the Filtrona Shares on The National Association of Securities Dealers’ Automated Quotation system or on any other inter-dealer quotation system in the United States. Filtrona does not intend to take action to facilitate a market in Filtrona Shares in the United States. Consequently Filtrona believes that it is unlikely that an active trading market in the United States will develop for the Filtrona Shares.

Neither the SEC nor any US federal or state securities commission has registered, approved or disapproved the Filtrona Shares or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

3.2                               Bunzl ADR Holders

Bunzl ADR holders are advised that Filtrona does not propose to sponsor an American Depositary Receipt facility for the Filtrona Shares. On the effective date of the Demerger (currently expected to be 6 June 2005) holders of Bunzl ADRs will receive a pro rata distribution of the Filtrona Shares through the Depositary. The Filtrona Shares will be denominated in pounds sterling and will be listed on the London Stock Exchange. The Filtrona Shares will be distributed to registered holders of Bunzl ADRs in certificated form at their respective registered addresses. As it may be possible for any beneficial owner of Bunzl ADRs to hold the Filtrona Shares received in the Demerger, either in certificated form or through CREST, through the bank, broker, dealer, financial institution or other custodian or nominee through which such beneficial owner currently holds his Bunzl ADRs, each such beneficial owner of Bunzl ADRs is strongly recommended to seek advice from that entity regarding the Demerger. In addition beneficial owners of Bunzl ADRs holding through a bank, broker, dealer, financial institution or other custodian or nominee which in turn holds the Bunzl ADRs through the Depository Trust Company should contact such bank, broker, dealer, financial institution or other custodian or nominee to coordinate the delivery of the Filtrona Shares to be distributed to such beneficial owners in the Demerger.

The Depositary shall pay the net cash proceeds payable with respect to any Bunzl ADR holder’s fractional entitlements to consolidated Filtrona Shares as described in paragraph 1.2 of Part 3 of this document (at such holder’s risk) in US dollars promptly after receipt from the selling agent.

3.2                               Other jurisdictions

Any person outside the UK who is resident in or who has a registered address in, or is a citizen of, an overseas territory and who is to receive Filtrona Shares pursuant to the Demerger should consult his professional advisers and satisfy himself as to the full observance of the laws of the relevant territory in connection therewith, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory.

The implications of the Demerger for overseas shareholders may be affected by the laws of their respective jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

In any case where the Company is advised that the allotment and issue of Filtrona Shares to a holder of Bunzl Shares with a registered address outside the UK would or may infringe the laws of any jurisdiction outside the UK, or necessitate compliance with any special requirement, the Directors may determine that such Filtrona Shares shall be issued to such overseas shareholder, and the overseas shareholder’s entitlement to Filtrona Shares pursuant to the Demerger shall then be sold on behalf of such overseas shareholder as soon as reasonably practicable thereafter at the best price which can reasonably be obtained at the time of sale, with the proceeds of such sale, net of sale and currency conversion expenses, being remitted to the overseas shareholder.

This document has been prepared for the purposes of complying with English law and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any jurisdiction outside the United Kingdom.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BE ANY SALE, ISSUE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Overseas shareholders, including citizens or residents of the United States, should consult their own legal and tax advisers with respect to the legal and tax consequences of the Demerger in their particular circumstances.

4.                                      Continuing arrangements between Bunzl and Filtrona

Following the Demerger, Bunzl and the Company will each operate as separate publicly listed companies and neither Bunzl nor the Company will retain any shareholding in the other, although Bunzl’s employee benefit trust will acquire Filtrona Shares on Demerger by virtue of its holding of Bunzl Shares. Implementation of the Demerger and the relationship between Bunzl and the Company after Demerger is regulated by the Demerger Agreement and the Transitional Services Agreement, each entered into on 16 May 2005. For a description of the Demerger Agreement and of the Transitional Services Agreement see under “Material contracts” in paragraph 19 of Part 8 of this document.

Any business arrangement between any member of the Bunzl Group and any member of the Filtrona Group after the Demerger will be entered into at arms’ length and on normal commercial terms.

PART 4

ACCOUNTANTS’ REPORT ON FILTRONA PLC

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

The Directors

Filtrona plc

201–249 Avebury Boulevard

Milton Keynes

MK9 1AU

JPMorgan Cazenove Limited

20 Moorgate

London

EC2R 6DA

17 May 2005

Dear Sirs

Filtrona plc Special Purpose Financial Information for the period from incorporation on 5 May 2005 to 10 May 2005

We report on the special purpose financial information set out below for the period from incorporation on 5 May 2005 to 10 May 2005 (the “special purpose financial information”).

Basis of preparation

The special purpose financial information has been prepared on the basis described in Note 1 and is based on special purpose financial statements drawn up by the Directors of Filtrona plc (the “underlying financial statements”) to which no adjustments to recognition or measurement were considered necessary.

Responsibility

The Directors of Filtrona plc are responsible for the preparation of the underlying financial statements.

The Directors of Filtrona plc are responsible for the Listing Particulars dated 17 May 2005 in which this report is included.

It is our responsibility to compile the special purpose financial information set out in our report from the underlying financial statements, to form an opinion on the special purpose financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the special purpose financial information. It also included an assessment of the accounting principles used and significant estimates and judgments made by those responsible for the preparation of the underlying financial statements and whether the policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary to give reasonable assurance that the special purpose financial statements are free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the special purpose financial statements give, for the purposes of the listing particulars dated 17 May 2005, a true and fair view of the state of affairs of Filtrona plc as at 10 May 2005 in accordance with the basis set out in Note 1.

Income statement

for the period to 10 May 2005

For the period from incorporation on 5 May 2005 to 10 May 2005 Filtrona plc did not trade. The profit attributable to the equity holders of Filtrona plc for the period is £nil.

Balance sheet

at 10 May 2005

	Note	2005
		£
Current assets
Cash and cash equivalents		100,250
Total assets		100,250
Equity
Called up share capital	2	—
Capital contribution reserve		50,250
Retained earnings		—
Total equity attributable to Filtrona plc’s equity holders		50,250
Current liabilities
Financial liabilities	3	50,000
Total liabilities		50,000
Total equity and liabilities		100,250

Cash flow statement

for the period to 10 May 2005

2005
£
Financing activities
Issue of ordinary share capital	—
Issue of redeemable preference shares	50,000
Receipt of capital contribution	50,250
Net cash inflow from financing activities and increase in cash and cash equivalents in the period	100,250
Cash and cash equivalents as at 5 May 2005	—
Cash and cash equivalents as at 10 May 2005	100,250

Statement of changes in total equity attributable to Filtrona plc’s equity holders for the period ended 10 May 2005

	Called up share capital	Capital contribution reserve	Retained earnings	Total
	£	£	£	£
Balance at 5 May 2005	—	—	—	—
Issue of ordinary share capital	—	—	—	—
Contribution to capital	—	50,250	—	50,250
Balance at 10 May 2005	—	50,250	—	50,250

The receipt of cash totalling £50,250 represents a contribution from Bunzl plc. This capital contribution is unconditional and therefore the amount standing in the capital contribution reserve is distributable.

1.                                      Notes

Filtrona plc was incorporated on 5 May 2005. Filtrona plc has not yet commenced business, no audited financial statements have been made up and no dividends have been declared or paid since the date of incorporation.

Accounting policies

Statement of compliance

The special purpose financial statements have been prepared in accordance with accounting standards endorsed for use by entities required to comply with Regulation EC1606/2002 (“accounting standards adopted for use in the European Union”). These are Filtrona plc’s first financial statements and IFRS 1 has been applied.

Basis of preparation

The special purpose financial statements are presented in sterling and prepared on a historical cost basis.

The preparation of these special purpose financial statements in conformity with accounting standards adopted for use in the European Union requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Cash and cash equivalents

Cash and cash equivalents, for the purposes of the cash flow statement, comprises cash in hand and deposits repayable on demand.

Financial instruments

Financial instruments are classified as financial liabilities where they contain a contractual obligation to deliver cash or another financial asset to another company.

2.                                      Share capital

2005
£
Authorised
Equity: 699,600,000 ordinary shares of 12 1/2 pence each	87,450,000
Allotted, called up and fully paid
Equity: two ordinary shares of 12 1/2 pence each	—

Each ordinary share entitles the holder of the share to one vote at a general meeting of Filtrona plc’s members. Filtrona plc’s ordinary shares are held by D M Williams and P N Hussey, both shareholders of Bunzl plc.

In addition, Filtrona plc has also issued redeemable preference shares (see note 3).

3.                                      Financial liabilities

2005
£
Redeemable preference shares	50,000

Filtrona plc is authorised to issue 50,000 redeemable shares of £1 each. On 6 May 2005 Filtrona plc issued 50,000 redeemable preference shares with a nominal value of £1 each to Bunzl plc.

The preference shares carry no right to income by way of a dividend out of the profits of Filtrona plc. On a return of capital, whether or not on a winding up, other than redemption or purchase by Filtrona plc of any of its share capital, the holders of the redeemable preference shares are entitled to receive in sterling the nominal value of the preference shares out of the assets of Filtrona plc available for distribution in priority to the holders of any other class of shares in Filtrona plc.

Filtrona plc is entitled to redeem the preference shares at any time, and is obliged to redeem the preference shares on or before 28 June 2005. The amount payable on redemption of the preference shares is the nominal value of each redeemable preference share.

The preference shares have no voting rights.

4.                                      Post balance sheet events

Subsequent to the balance sheet date of 10 May 2005, the 50,000 redeemable preference shares of £1 each were redeemed for cash at par from existing resources on 11 May 2005. On that same day, D M Williams and P N Hussey were each issued four ordinary shares of 12 1/2 pence each.

On 13 May 2005 the 50,000 unissued redeemable preference shares of £1 each were redesignated as 80,000 ordinary shares of 62 1/2 pence each. In addition, the 699,599,990 unissued ordinary shares of 12 1/2 pence each were redesignated as 139,919,998 ordinary shares of 62 1/2 pence each. The issued share capital of 10 ordinary shares of 12 1/2 pence each was consolidated on the basis of five issued shares into one ordinary share of 62 1/2 pence each. On that same day the authorised share capital of Filtrona plc was increased from £87,500,000 to £625,000,000 by the creation of an additional 860,000,000 ordinary shares of nominal value 62 1/2 pence each.

An agreement was entered into on 16 May 2005 between Filtrona plc and Bunzl plc to effect the Demerger of the Filtrona Business and to govern the relationship between the Bunzl Group and the Filtrona Group following Demerger.

5.                                      Ultimate parent company

The Directors consider the ultimate parent company to be Bunzl plc. A copy of the group accounts of Bunzl plc may be obtained from its registered office, 110 Park Street, London W1K 6NX.

Yours faithfully

KPMG Audit Plc

PART 5

ACCOUNTANTS’ REPORT ON THE FILTRONA GROUP

THREE YEARS’ UK GAAP

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

The Directors

Filtrona plc

201-249 Avebury Boulevard

Milton Keynes

MK9 1AU

JPMorgan Cazenove Limited

20 Moorgate

London

EC2R 6DA

17 May 2005

Dear Sirs

The Filtrona Group

We report on the financial information set out below. This financial information has been prepared for inclusion in the listing particulars dated 17 May 2005 (the “Listing Particulars”) of Filtrona plc.

The entities which, following the proposed demerger described in the Listing Particulars (the “Demerger”), will be owned by Filtrona plc are collectively referred to throughout this report as the “Filtrona Group”, “Filtrona” or the “Group”.

The Filtrona Group did not constitute a statutory sub-group within the Bunzl Group of companies (the “Bunzl Group”) during the period under review. For this reason, no consolidated statutory accounts for the Filtrona Group have previously been prepared.

For the purposes of the Demerger, the Directors of Filtrona plc have prepared special purpose accounts containing combined financial information for the Filtrona Group for the three years ended 31 December 2004. These special purpose accounts are based on financial returns for this period, prepared for consolidation purposes within the Bunzl Group by the companies in the Filtrona Group, and have been prepared on the basis set out in Section I to the financial information below.

Basis of preparation

The combined financial information set out below is based on audited special purpose combined financial statements for the three years ended 31 December 2004, prepared by the Filtrona Group for the purpose of supporting the Demerger of the Filtrona Group from Bunzl. The special purpose combined financial statements were prepared under UK GAAP and the accounting policies of Bunzl plc (“Bunzl”).

Responsibility

The special purpose combined financial statements of the Filtrona Group are the responsibility of the Directors of Filtrona plc who approved their issue.

The Directors of Filtrona plc are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the combined financial information set out in our report from the financial returns, to form an opinion on the combined financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by KPMG Audit Plc relating to the audit of the consolidated financial statements of Bunzl and of the audited financial returns of the Filtrona Group. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the consolidated financial statements of Bunzl and the non-statutory accounts of the Filtrona Group, and whether the accounting policies are appropriate to the entity’s circumstances of the Filtrona Group, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the combined financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the combined financial information gives, for the purposes of the Listing Particulars, a true and fair view of the combined state of affairs of the Filtrona Group as at the dates stated and of its combined results, total recognised gains and losses and combined cash flows for the years then ended.

Combined profit and loss accounts

for the year ended 31 December

	Notes	2004		2003		2002
		£m		£m		£m
Sales
Existing businesses		470.4		448.8		442.2
Acquisitions		7.1		3.8		0.2
Total sales	1	477.5		452.6		442.4
Operating profit
Existing businesses		49.4		47.7		45.0
Acquisitions		1.8		0.2		—
Profit on ordinary activities before interest	1,2	51.2		47.9		45.0
Net interest payable	3	(1.8)		(2.2)		(3.8)
Profit on ordinary activities before taxation		49.4		45.7		41.2
Profit before taxation and goodwill amortisation		52.4		48.9		44.2
Taxation on profit on ordinary activities	4	(15.4)		(13.8)		(15.0)
Profit on ordinary activities after taxation		34.0		31.9		26.2
Profit attributable to minorities		(1.2)		(1.0)		(0.5)
Profit for the financial year	15	32.8		30.9		25.7
Basic earnings per share	5	14.9	p	14.0	p	11.7	p
Adjusted earnings per share	5	16.3	p	15.5	p	13.0	p

Sales and operating profit are from continuing operations.

Combined balance sheets

as at 31 December

	Notes	2004	2003	2002
		£m	£m	£m
Fixed assets
Intangible assets–goodwill	6	51.8	37.1	38.8
Tangible fixed assets	7	152.5	143.2	144.4
		204.3	180.3	183.2
Current assets
Stocks	8	53.3	47.4	46.0
Debtors	9	78.5	68.8	69.9
Investments	10	6.4	6.8	4.6
Cash at bank and in hand	22	24.9	18.2	20.9
		163.1	141.2	141.4
Current liabilities
Creditors: amounts falling due within one year	11	(82.8)	(76.7)	(67.9)
Net current assets		80.3	64.5	73.5
Total assets less current liabilities		284.6	244.8	256.7
Creditors: amounts falling due after more than one year	12	(151.7)	(120.2)	(154.9)
Provisions for liabilities and charges	14	(17.4)	(16.6)	(16.8)
Net assets excluding pension liabilities		115.5	108.0	85.0
Pension liabilities	18	(19.6)	(17.5)	(19.8)
Net assets including pension liabilities		95.9	90.5	65.2

Reserves
Revaluation reserve	15	—	1.3	1.5
Bunzl investment in Filtrona	15	92.2	86.4	61.4
		92.2	87.7	62.9
Minority equity interests		3.7	2.8	2.3
		95.9	90.5	65.2

Combined cash flow statements

for the year ended 31 December

	Notes	2004	2003	2002
		£m	£m	£m
Net cash inflow from operating activities	21	64.1	68.7	56.0
Returns on investments and servicing of finance
Interest received		0.8	1.7	0.7
Interest paid		(2.8)	(3.7)	(5.1)
Other		(0.9)	(2.1)	0.2
Net cash outflow for returns on investments and servicing of finance		(2.9)	(4.1)	(4.2)
Tax paid		(13.2)	(4.5)	(11.2)
Capital expenditure
Purchase of tangible fixed assets		(34.8)	(25.5)	(19.9)
Disposal of tangible fixed assets		1.4	1.2	0.3
Net cash outflow for capital expenditure		(33.4)	(24.3)	(19.6)
Acquisition of businesses	23	(22.5)	(5.7)	(2.8)
Dividends paid to group companies		(22.6)	(5.2)	(7.3)
Net cash (outflow)/inflow before use of liquid resources and financing		(30.5)	24.9	10.9
Net cash inflow/(outflow) from management of liquid resources		0.9	(1.3)	(1.7)
Financing
Increase/(decrease) in short term loans		0.2	0.8	(0.2)
Decrease in long term loans		(0.1)	(0.1)	(0.1)
Increase/(decrease) in parent company financing		37.2	(24.9)	(7.8)
Net cash inflow/(outflow) from financing		37.3	(24.2)	(8.1)
Increase/(decrease) in cash in the financial year		7.7	(0.6)	1.1
Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash in the financial year		7.7	(0.6)	1.1
(Increase)/decrease in debt due within one year		(0.2)	(0.8)	0.2
Decrease in debt due after one year		0.1	0.1	0.1
(Increase)/decrease in parent company financing		(37.2)	24.9	7.8
(Decrease)/increase in current asset investments		(0.9)	1.3	1.7
Exchange		6.4	9.7	8.6
Movement in net debt in the year		(24.1)	34.6	19.5
Opening net debt		(95.9)	(130.5)	(150.0)
Closing net debt	22	(120.0)	(95.9)	(130.5)

Combined statement of total recognised gains and losses

for the year ended 31 December

	2004	2003	2002
	£m	£m	£m
Profit for the financial year	32.8	30.9	25.7
Actuarial (loss)/gain on pension schemes	(4.5)	2.0	(28.8)
Deferred taxation on actuarial loss/(gain) on pension schemes	1.3	(0.7)	9.0
Dividends paid to group companies	(22.6)	(5.2)	(7.3)
Revaluation reserve movement	(1.3)	—	—
Currency translation differences on foreign currency net investments	(1.2)	(2.2)	(10.9)
Total recognised gains and losses for the year	4.5	24.8	(12.3)

Combined reconciliation of movements in reserves

for the year ended 31 December

	2004	2003	2002
	£m	£m	£m
Opening reserves	87.7	62.9	75.2
Profit for the financial year	32.8	30.9	25.7
Actuarial (loss)/gain net of deferred taxation on pension schemes	(3.2)	1.3	(19.8)
Dividends paid to group companies	(22.6)	(5.2)	(7.3)
Revaluation reserve movement	(1.3)	—	—
Currency translation	(1.2)	(2.2)	(10.9)
Closing reserves	92.2	87.7	62.9

I                                            Basis of preparation

Filtrona did not form a separate legal entity under Bunzl plc (“Bunzl”) during the period under review. Historically no combined financial statements for Filtrona have been prepared. The financial information is based on audited special purpose combined financial statements for the three years ended 31 December 2004 prepared by Filtrona management for the purposes of supporting the Demerger of Filtrona from Bunzl. The special purpose combined financial statements were prepared under UK accounting standards and the accounting policies of Bunzl.

The special purpose combined financial statements were based on the aggregation of underlying financial returns prepared by Filtrona management for the preparation of Bunzl year end statutory accounts. Appropriate adjustments have been applied to reflect Filtrona’s share of certain costs incurred and certain assets and liabilities held centrally by Bunzl including support services, interest charges, taxation, debt and pensions as set out below.

The principles set out below have been applied in preparing the special purpose combined financial statements and financial information.

a.                                       Intercompany transactions

All transactions and balances between entities within Filtrona and other Bunzl companies have been eliminated to the extent possible with the remaining balance treated as equity withdrawn in each year. The transactions between Filtrona and Bunzl principally involve corporate services performed on Filtrona’s behalf involving tax, funding and other professional services. There are few trading transactions between Filtrona and other Bunzl companies.

b.                                      Debt and interest charges

Bunzl operates a centralised treasury function to control external borrowings. Filtrona’s allocation of these external borrowings is described as “parent company finance” within creditors falling due after more than one year and reflects the underlying cash generation and investing activity of Filtrona during the period. This allocation also reflects the basis on which debt is to be transferred from Bunzl to Filtrona on Demerger.

Interest on the allocated debt has been calculated at an interest rate reflecting the effective interest charge that Bunzl incurred during each of the three years.

Cash holdings/borrowings held directly by Filtrona with external providers reflect the actual interest receipts/charges that were incurred by Filtrona during the period.

The allocated debt and associated interest charges may not be representative of the position if Filtrona had operated as a stand alone entity.

c.                                       Taxation

The taxation charge included in the combined financial information reflects the aggregate tax charges actually incurred by those companies making up Filtrona. These tax charges reflect benefits, reliefs or charges which arose as a result of membership of a Bunzl tax group. Also, tax liabilities which may arise from the separation of Filtrona from Bunzl tax groups have not been reflected in these special purpose combined financial statements. It is therefore not necessarily representative of the tax position of Filtrona under separate ownership.

d.                                      Pensions

Bunzl operates defined benefit and defined contribution pension schemes in which many of Filtrona’s employees participate. Historically contributions to the defined benefit schemes were accounted for in the financial statements of the individual entities of Filtrona on a defined contribution basis. For the purposes of the special purpose combined financial statements the significant pension schemes in Europe and the US have been accounted for on a defined benefit basis. This treatment has been adopted as the benefits and obligations of these schemes will be transferred to Filtrona on Demerger and it therefore more appropriately reflects the position of Filtrona had it comprised a separate group throughout this period. The assets and liabilities of the defined benefit schemes have been projected from the most recent actuarial valuations. These projections take account of the investment returns achieved by the schemes and the level of contributions. Scheme liabilities have been allocated between Filtrona and Bunzl on the basis of employment. Scheme assets have been allocated in the same proportion as the liabilities, but this does not necessarily reflect the actual split that the scheme trustees would sanction.

A full actuarial valuation has not been performed for the preparation of these special purpose combined financial statements.

e.                                       Other support services

Filtrona’s share of central costs for the provision of support in areas such as accounting, legal and insurance, has been apportioned on the basis of estimates of Filtrona’s share of existing costs incurred at Bunzl, and the estimated cost of providing the same level of support services independently by Filtrona. Such charges may not be representative of the amounts that may be incurred in the future, or may have been incurred if Filtrona had been operating as a stand alone entity.

II                                        Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the special purpose combined financial statements.

Basis of preparation

The special purpose combined financial statements have been prepared under the historical cost convention as modified by the revaluation of certain fixed assets and certain forward foreign exchange contracts and have been prepared in accordance with the Companies Act 1985 and applicable UK accounting standards. The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the special purpose combined financial statements.

Basis of consolidation

The special purpose combined financial statements incorporate the assets and liabilities of Filtrona at the balance sheet dates and their results for the years in which they were part of Filtrona. The acquisition method of accounting has been adopted.

Sales

Sales are net sales invoiced to third parties for services provided and goods sold, excluding intercompany transactions and sales taxes. Income from the sale of goods and services is recognised when delivery has occurred and where the price is fixed or determinable and reflects the commercial substance of the transaction.

Stocks

Stocks are valued at the lower of cost (on a first in first out basis) and net realisable value. For work-in-progress and finished goods, cost includes an appropriate proportion of labour and overheads.

Tangible fixed assets

Until 31 December 1999 land and buildings were revalued periodically. As permitted under FRS 15, the valuations of land and buildings have not been and will not be updated. All other assets are included at historical cost, less accumulated depreciation. The profit or loss on sale of tangible fixed assets is calculated by reference to the carrying values of the assets. The carrying values of tangible fixed assets are periodically reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable.

Depreciation

Tangible fixed assets are depreciated over their estimated remaining useful lives at the following annual rates applied to book value less estimated residual value:

Buildings	2% or life of lease if shorter

Plant and machinery	10 – 20%

Fixtures, fittings and equipment	10 – 33%

Freehold land	Not depreciated

Leases

Where Filtrona has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Future instalments payable under finance leases, net of finance charges, are included in creditors with the corresponding asset value treated as a tangible fixed asset. All other leases are treated as operating leases and the rentals are charged to the profit and loss account on a straight line basis.

Goodwill

Goodwill arising on acquisitions made after 31 December 1997 is capitalised and is amortised on a straight line basis through the profit and loss account over its estimated useful life, a period of up to 20 years. Goodwill arising on acquisitions made prior to 1 January 1998 remains eliminated against reserves.

Foreign currencies

The results of overseas subsidiary undertakings have been translated into sterling at average exchange rates. Assets and liabilities denominated in foreign currencies have been translated at year end exchange rates, except where a forward exchange contract has been arranged when the contracted rate is used.

Exchange differences on the retranslation of opening net worth in overseas subsidiary undertakings, net of related foreign currency borrowings and foreign currency hedging contracts together with differences arising from the use of average and year end exchange rates, have been taken to reserves. Other exchange differences are taken to the profit and loss account.

Forward foreign exchange contracts hedging transaction exposures are revalued at year end exchange rates with net unrealised gains and losses being taken to the profit and loss reserve.

Deferred taxation

Filtrona provides for deferred taxation assets and liabilities arising from certain timing differences between the recognition of gains and losses in the special purpose combined financial statements and their recognition for tax purposes. Deferred taxation assets are only recognised where it is more likely than not that they will be recovered except as otherwise required by FRS 19.

Pension benefits

In accordance with FRS 17, for defined contribution schemes, contributions are charged to the profit and loss account in the period in which they arise.

For defined benefit schemes the amounts charged to operating profit are the current service cost, past service cost and gains and losses on settlements and curtailments. An amount which represents the expected increase in the present value of scheme liabilities net of the expected return on scheme assets is included within net interest payable.

Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses. These consist of differences between actual and expected returns on scheme assets during the year, experience gains and losses on scheme liabilities and the impact of any changes in assumptions. Pension liabilities are recognised on the balance sheet and represent the difference between the market value of scheme assets and the present value of scheme liabilities at the balance sheet date, net of deferred taxation. Scheme liabilities are determined on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on AA rated corporate bonds.

Notes to the financial statements

1.             Segmental analysis

	Sales			Operating profit			Net operating assets
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Plastic Technologies	241.5	224.1	224.1	33.8	28.6	28.2	125.1	115.1	115.8
Fibre Technologies	236.0	228.5	218.3	27.8	31.1	29.2	92.0	85.9	86.1
Corporate				(7.4)	(8.6)	(9.4)	(7.7)	(7.4)	(4.9)
Goodwill*				(3.0)	(3.2)	(3.0)	51.8	37.1	38.8
	477.5	452.6	442.4	51.2	47.9	45.0	261.2	230.7	235.8
Geographical origin
Europe	203.2	183.7	171.0	23.2	21.8	20.8	85.2	84.2	78.3
North America	187.8	193.2	202.1	22.6	24.3	24.4	86.2	84.1	93.2
Rest of the world	86.5	75.7	69.3	15.8	13.6	12.2	45.7	32.7	30.4
Corporate				(7.4)	(8.6)	(9.4)	(7.7)	(7.4)	(4.9)
Goodwill**				(3.0)	(3.2)	(3.0)	51.8	37.1	38.8
	477.5	452.6	442.4	51.2	47.9	45.0	261.2	230.7	235.8
Geographical market supplied
Europe	191.5	164.6	159.9
North America	178.5	179.3	196.0
Rest of the world	107.5	108.7	86.5
	477.5	452.6	442.4

Reconciliation to combined balance sheet

	2004	2003	2002
	£m	£m	£m
Net operating assets	261.2	230.7	235.8
Interest bearing cash, debt and investments	(122.8)	(100.6)	(136.7)
Corporate taxes (Notes 9 and 11)	(10.8)	(9.0)	(0.6)
Provisions for deferred taxation and discontinued operations (Note 14)	(12.1)	(13.1)	(13.5)
Pension liabilities (Note 18)	(19.6)	(17.5)	(19.8)
Total net assets including pension liabilities	95.9	90.5	65.2

*                                         Goodwill amortisation comprised Plastic Technologies £2.8m (2003: £2.3m, 2002: £2.2m) and Fibre Technologies £0.2m (2003: £0.9m, 2002: £0.8m). Unamortised goodwill at 31 December 2004 comprised Plastic Technologies £46.3m (2003: £34.2m, 2002: £38.1m) and Fibre Technologies £5.5m (2003: £2.9m, 2002: £0.7m).

**                                  By geographical origin goodwill amortisation comprised Europe £1.9m (2003: £1.7m, 2002: £1.2m), North America £1.1m (2003: £1.5m, 2002: £1.8m) and rest of the world £nil (2003: £nil, 2002: £nil). Unamortised goodwill at 31 December 2004 comprised Europe £33.1m (2003: £16.3m, 2002: £14.1m), North America £18.3m (2003: £20.8m, 2002: £24.7m) and rest of the world £0.4m (2003: £nil, 2002: £nil).

2.             Net operating charges

	Existing businesses 2004	Acquisitions 2004	Total 2004
	£m	£m	£m
Changes in stock of finished goods and work-in-progress	0.3	0.1	0.4
Raw materials and consumables	208.0	0.9	208.9
Employee costs (Note 19)	116.8	1.7	118.5
Depreciation and other amounts written off tangible and intangible fixed assets	22.2	0.9	23.1
Other operating charges	73.7	1.7	75.4
Net operating charges	421.0	5.3	426.3
Profit on ordinary activities is stated after charging:
Auditors’ remuneration:
Audit – statutory reporting	0.6	—	0.6
Further assurance services	0.2	—	0.2
Tax services	0.3	—	0.3
Depreciation and other amounts written off tangible and Intangible fixed assets:
Owned and leased	19.8	0.3	20.1
Amortisation of goodwill	2.4	0.6	3.0
Hire of plant and machinery – rentals payable under operating leases	0.9	—	0.9

	Existing businesses 2003	Acquisitions 2003	Total 2003
	£m	£m	£m
Changes in stock of finished goods and work-in-progress	0.8	(0.1)	0.7
Raw materials and consumables	193.6	1.7	195.3
Employee costs (Note 19)	110.9	1.3	112.2
Depreciation and other amounts written off tangible and intangible fixed assets	23.3	0.1	23.4
Other operating charges	72.5	0.6	73.1
Net operating charges	401.1	3.6	404.7
Profit on ordinary activities is stated after charging:
Auditors’ remuneration:
Audit – statutory reporting	0.6	—	0.6
Further assurance services	0.1	—	0.1
Tax services	0.2	—	0.2
Depreciation and other amounts written off tangible and intangible fixed assets:
Owned and leased	20.1	0.1	20.2
Amortisation of goodwill	3.2	—	3.2
Hire of plant and machinery – rentals payable under operating leases	0.7	—	0.7

	Existing businesses 2002	Acquisitions 2002	Total 2002
	£m	£m	£m
Changes in stock of finished goods and work-in-progress	0.4	—	0.4
Raw materials and consumables	190.5	0.1	190.6
Employee costs (Note 19)	114.0	0.1	114.1
Depreciation and other amounts written off tangible and intangible fixed assets	23.1	—	23.1
Other operating charges	69.2	—	69.2
Net operating charges	397.2	0.2	397.4
Profit on ordinary activities is stated after charging:
Auditors’ remuneration:
Audit-statutory reporting	0.5	—	0.5
Tax services	0.3	—	0.3
Depreciation and other amounts written off tangible and intangible fixed assets:
Owned and leased	20.1	—	20.1
Amortisation of goodwill	3.0	—	3.0
Hire of plant and machinery – rentals payable under operating leases	1.1	—	1.1

3.             Net interest payable

	2004	2003	2002
	£m	£m	£m
Interest receivable
Bank deposits	0.8	1.1	0.8
Other interest receivable	0.1	0.6	0.1
	0.9	1.7	0.9
Interest payable
Bank loans and overdrafts	—	(0.1)	(0.1)
Parent company financing	(2.8)	(3.0)	(5.3)
Other loans	—	(0.1)	—
	(2.8)	(3.2)	(5.4)
Other finance costs
Expected return on pension scheme assets	7.2	5.7	7.1
Interest on pension scheme liabilities	(7.1)	(6.4)	(6.4)
	0.1	(0.7)	0.7
Total net interest payable	(1.8)	(2.2)	(3.8)

4.             Taxation on profit on ordinary activities

	2004	2003	2002
	£m	£m	£m
UK corporation tax
Current year	4.6	3.6	3.1
Prior years	(1.2)	(2.1)	0.7
Double tax relief	(0.6)	(0.8)	(3.5)
Total UK corporation tax at 30% (2003: 30%, 2002: 30%)	2.8	0.7	0.3

Overseas taxes
Current year	14.2	13.3	11.3
Prior years	(1.7)	(0.6)	0.4
Total overseas taxes	12.5	12.7	11.7

Deferred taxation transfers origination and reversal of timing differences	(1.2)	1.4	(5.9)
Total taxation for year	14.1	14.8	6.1

Credited/(debited) to other reserves
Current taxation	0.6	(0.1)	2.2
Deferred taxation	0.7	(0.9)	6.7
Taxation on profit on ordinary activities	15.4	13.8	15.0

Factors affecting taxation charge for the year

The taxation assessed for the year is different from the standard rate of corporation tax in the UK of 30.0% (2003: 30%, 2002: 30%).

The differences are as follows:

	2004	2003	2002
	£m	£m	£m
Profit on ordinary activities before taxation	49.4	45.7	41.2
Taxation charge at UK corporation tax rate of 30% (2003: 30%, 2002: 30%)	14.8	13.7	12.4

Effects of:
Permanent differences (primarily goodwill amortisation)	0.9	(0.3)	0.2
Capital allowances for period in excess of depreciation	(0.5)	(1.2)	(1.0)
Other timing differences	(0.7)	(0.4)	(0.7)
Unrelieved tax losses	0.5	0.1	0.1
Higher tax rates on overseas earnings	2.4	3.5	2.8
Adjustment to taxation charge in respect of previous periods	(2.9)	(2.7)	1.0
Other items	1.4	0.6	(0.6)
Current taxation charge for the year	15.9	13.3	14.2

Factors affecting future taxation charge

The taxation charge for the year is not indicative of the future as the capital structure of Filtrona after Demerger is likely to be different from the historic capital structure. The future effective tax rate is likely to be higher and equate more closely to the statutory tax rates of the countries in which Filtrona’s principal operations are located.

5.             Earnings per share

	2004		2003		2002
	£m		£m		£m
Profit for the financial year	32.8		30.9		25.7
Adjustment*	3.0		3.2		3.0
Adjusted profit for the financial year	35.8		34.1		28.7

Ordinary shares in issue (million)	220.0		220.0		220.0

Basic earnings per share	14.9	p	14.0	p	11.7	p
Adjustment*	1.4	p	1.5	p	1.3	p
Adjusted earnings per share	16.3	p	15.5	p	13.0	p

Basic and adjusted earnings per share is calculated by dividing the profit for the financial year by 220.0m Filtrona shares, which is the number expected to be in issue at Demerger.

Adjusted earnings per share is provided to reflect the underlying earnings performance of Filtrona.

*              The adjustment relates to goodwill amortisation.

6.             Intangible assets – goodwill

	2004	2003	2002
	£m	£m	£m
Cost
Beginning of year	48.2	47.1	47.3
Additions	17.7	3.1	2.3
Currency translation	(0.4)	(2.0)	(2.5)
End of year	65.5	48.2	47.1
Amortisation
Beginning of year	11.1	8.3	5.5
Charge in year	3.0	3.2	3.0
Currency translation	(0.4)	(0.4)	(0.2)
End of year	13.7	11.1	8.3
Net book value at end of year	51.8	37.1	38.8
Net book value at beginning of year	37.1	38.8	41.8

7.             Tangible fixed assets

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
Cost or valuation
Beginning of year	43.5	214.4	37.4	295.3
Acquisitions	0.7	3.0	0.2	3.9
Additions	2.7	24.0	8.1	34.8
Disposals	(1.2)	(7.6)	(2.1)	(10.9)
Revaluation	(1.3)	—	—	(1.3)
Currency translation	(1.8)	(7.0)	(2.3)	(11.1)
End of year	42.6	226.8	41.3	310.7
Depreciation
Beginning of year	8.7	120.6	22.8	152.1
Charge in year	1.4	15.6	3.1	20.1
Disposals	(0.2)	(7.2)	(2.0)	(9.4)
Currency translation	(0.4)	(3.4)	(0.8)	(4.6)
End of year	9.5	125.6	23.1	158.2
Net book value at 31 December 2004	33.1	101.2	18.2	152.5
Net book value at 31 December 2003	34.8	93.8	14.6	143.2

	Land	Freehold buildings	Long leasehold	Short leasehold	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m	£m	£m	£m
The net book value of tangible fixed assets at 31 December 2004 comprised:
At cost	1.8	27.5	1.5	1.1	226.8	41.3	300.0
At valuation	5.3	3.6	1.8	—	—	—	10.7
Cost or valuation	7.1	31.1	3.3	1.1	226.8	41.3	310.7
Depreciation		(7.4)	(1.3)	(0.8)	(125.6)	(23.1)	(158.2)
Net book value at 31 December 2004	7.1	23.7	2.0	0.3	101.2	18.2	152.5
Net book value at 31 December 2003	8.6	23.7	2.0	0.5	93.8	14.6	143.2

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
The historical cost and the related depreciation of the tangible fixed assets are:
Historical cost	42.6	226.8	41.3	310.7
Depreciation	(9.5)	(125.6)	(23.1)	(158.2)
Net book value at 31 December 2004	33.1	101.2	18.2	152.5
Net book value at 31 December 2003	33.5	93.8	14.6	141.9

Future capital expenditure at 31 December 2004 consisted of commitments not provided for of £0.3m.

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
Cost or valuation
Beginning of year	46.2	201.2	35.0	282.4
Acquisitions	—	1.4	0.4	1.8
Additions	0.7	21.4	3.4	25.5
Disposals	(0.5)	(1.3)	(0.4)	(2.2)
Currency translation	(2.9)	(8.3)	(1.0)	(12.2)
End of year	43.5	214.4	37.4	295.3
Depreciation
Beginning of year	7.7	110.8	19.5	138.0
Charge in year	1.4	14.8	4.0	20.2
Disposals	(0.1)	(0.9)	(0.3)	(1.3)
Currency translation	(0.3)	(4.1)	(0.4)	(4.8)
End of year	8.7	120.6	22.8	152.1
Net book value at 31 December 2003	34.8	93.8	14.6	143.2
Net book value at 31 December 2002	38.5	90.4	15.5	144.4

	Land	Freehold buildings	Long leasehold	Short leasehold	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m	£m	£m	£m
The net book value of tangible fixed assets at 31 December 2003 comprised:
At cost	2.9	26.4	1.4	1.2	214.4	37.4	283.7
At valuation	5.7	4.1	1.8	—	—	—	11.6
Cost or valuation	8.6	30.5	3.2	1.2	214.4	37.4	295.3
Depreciation		(6.8)	(1.2)	(0.7)	(120.6)	(22.8)	(152.1)
Net book value at 31 December 2003	8.6	23.7	2.0	0.5	93.8	14.6	143.2
Net book value at 31 December 2002	9.7	26.2	2.1	0.5	90.4	15.5	144.4

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
The historical cost and the related depreciation of the tangible fixed assets are:
Historical cost	42.2	214.4	37.4	294.0
Depreciation	(8.7)	(120.6)	(22.8)	(152.1)
Net book value at 31 December 2003	33.5	93.8	14.6	141.9
Net book value at 31 December 2002	37.0	90.4	15.5	142.9

Future capital expenditure at 31 December 2003 consisted of commitments not provided for of £1.0m.

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
Cost or valuation
Beginning of year	46.4	208.5	36.3	291.2
Acquisitions	—	0.2	—	0.2
Additions	3.3	14.7	1.9	19.9
Disposals	—	(3.2)	(0.3)	(3.5)
Currency translation	(3.5)	(19.0)	(2.9)	(25.4)
End of year	46.2	201.2	35.0	282.4
Depreciation
Beginning of year	6.5	108.1	17.1	131.7
Charge in year	1.5	14.8	3.8	20.1
Disposals	—	(2.5)	(0.3)	(2.8)
Currency translation	(0.3)	(9.6)	(1.1)	(11.0)
End of year	7.7	110.8	19.5	138.0
Net book value at 31 December 2002	38.5	90.4	15.5	144.4
Net book value at 31 December 2001	39.9	100.4	19.2	159.5

	Land	Freehold buildings	Long leasehold	Short leasehold	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m	£m	£m	£m
The net book value of tangible fixed assets at 31 December 2002 comprised:
At cost	3.5	27.4	1.3	1.2	201.2	35.0	269.6
At valuation	6.2	4.8	1.8	—	—	—	12.8
Cost or valuation	9.7	32.2	3.1	1.2	201.2	35.0	282.4
Depreciation		(6.0)	(1.0)	(0.7)	(110.8)	(19.5)	(138.0)
Net book value at 31 December 2002	9.7	26.2	2.1	0.5	90.4	15.5	144.4
Net book value at 31 December 2001	10.1	27.3	2.1	0.4	100.4	19.2	159.5

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
The historical cost and the related depreciation of the tangible fixed assets are:
Historical cost	44.7	201.2	35.0	280.9
Depreciation	(7.7)	(110.8)	(19.5)	(138.0)
Net book value at 31 December 2002	37.0	90.4	15.5	142.9
Net book value at 31 December 2001	38.3	100.4	19.2	157.9

Future capital expenditure at 31 December 2002 consisted of commitments not provided for of £1.1m.

8.             Stocks

	2004	2003	2002
	£m	£m	£m
Raw materials and consumables	21.3	16.0	16.8
Work-in-progress	2.7	2.5	2.4
Finished goods and goods for resale	29.3	28.9	26.8
	53.3	47.4	46.0

9.             Debtors

	2004	2003	2002
	£m	£m	£m
Trade debtors	64.2	57.7	52.9
Other debtors	8.5	5.8	8.4
Prepayments and accrued income	5.3	4.7	5.7
Corporate taxes	0.5	0.6	2.9
	78.5	68.8	69.9

10.          Investments held as current assets

	2004	2003	2002
	£m	£m	£m
Short term deposits repayable on demand	4.7	4.0	3.0
Short term deposits not repayable on demand	1.7	2.8	1.6
	6.4	6.8	4.6

11.          Creditors

	2004	2003	2002
	£m	£m	£m
Amounts falling due within one year
Loans	1.1	0.9	0.1
Overdrafts	1.6	2.5	4.1
Trade creditors	34.7	32.8	28.6
Corporate taxes	11.3	9.6	3.5
Other taxation and social security contributions	2.1	2.8	2.6
Other creditors	16.5	14.6	15.0
Accruals and deferred income	15.5	13.5	14.0
	82.8	76.7	67.9

12.          Creditors

	2004	2003	2002
	£m	£m	£m
Amounts falling due after more than one year
Loans	0.3	0.4	0.5
Parent company financing	148.3	117.1	151.3
Accruals and deferred income	3.1	2.7	3.1
	151.7	120.2	154.9

13.          Financial instruments

Interest rate risk profile of financial assets and liabilities

Financial assets consist of cash at bank and in hand, and short term cash deposits repayable and not repayable on demand. Interest rates on short term cash deposits not repayable on demand are set for periods ranging from one day to three months. Financial assets at 31 December 2004 were £31.3m (2003: £25.0m, 2002: £25.5m) of which 22% (2003: 19%, 2002: 25%) were denominated in sterling, 10% (2003: 14%, 2002: 9%) were denominated in US dollars, 32% (2003: 20%, 2002: 33%) were denominated in euro and 36% (2003: 47%, 2002: 27%) were denominated in other currencies.

The interest charge on the apportioned level of debt has been calculated at an interest rate reflecting the effective interest charge that Bunzl incurred during the three years of this report.

Maturity of financial liabilities

The maturity of financial liabilities at 31 December was:

	2004	2003	2002
	£m	£m	£m
Within one year	2.7	3.4	4.2
After one year but within two years	0.1	0.1	0.1
After two years but within five years	0.2	0.3	0.2
After five years	—	—	0.2
	3.0	3.8	4.7
Parent company financing	148.3	117.1	151.3
	151.3	120.9	156.0

The parent company financing does not have defined repayment terms.

14.          Provisions for liabilities and charges

	2004	2003	2002
	£m	£m	£m
Discontinued operations	0.3	0.5	0.7
Deferred taxation (Note 16)	11.8	12.6	12.8
Other	5.3	3.5	3.3
	17.4	16.6	16.8

2004

	Discontinued operations	Deferred taxation	Other	Total
	£m	£m	£m	£m
Movements
Beginning of year	0.5	12.6	3.5	16.6
Charge	—	(1.2)	1.1	(0.1)
Acquisitions	—	—	1.4	1.4
Utilised	(0.1)	—	(0.5)	(0.6)
Transfer		0.8		0.8
Currency translation	(0.1)	(0.4)	(0.2)	(0.7)
End of year	0.3	11.8	5.3	17.4

2003

	Discontinued operations	Deferred taxation	Other	Total
	£m	£m	£m	£m
Movements
Beginning of year	0.7	12.8	3.3	16.8
Charge	—	1.4	(0.5)	0.9
Acquisitions	—	—	0.8	0.8
Utilised	(0.1)	—	(0.1)	(0.2)
Transfer		(1.3)		(1.3)
Currency translation	(0.1)	(0.3)	—	(0.4)
End of year	0.5	12.6	3.5	16.6

2002

	Discontinued operations	Deferred taxation	Other	Total
	£m	£m	£m	£m
Movements
Beginning of year	1.1	13.4	3.8	18.3
Charge	—	(5.9)	0.1	(5.8)
Utilised	(0.3)	—	(0.6)	(0.9)
Transfer		6.7		6.7
Currency translation	(0.1)	(1.4)	—	(1.5)
End of year	0.7	12.8	3.3	16.8

Other provisions relate primarily to vacant properties, workers’ compensation claims, legal claims and environmental clean up costs and are expected to be utilised in the near future.

15.          Movements on reserves

	2004		2003		2002
	Revaluation reserve	Bunzl investment in Filtrona	Revaluation reserve	Bunzl investment in Filtrona	Revaluation reserve	Bunzl investment in Filtrona
	£m	£m	£m	£m	£m	£m
Beginning of year	1.3	86.4	1.5	61.4	1.6	73.6
Currency translation		(1.2)	(0.2)	(2.0)	(0.1)	(10.8)
Actuarial (loss)/gain on pension schemes		(4.5)		2.0		(28.8)
Deferred taxation on actuarial loss/(gain) on pension schemes		1.3		(0.7)		9.0
Dividends paid to group companies		(22.6)		(5.2)		(7.3)
Revaluation reserve movement	(1.3)
Retained profit for the financial year		32.8		30.9		25.7
End of year	—	92.2	1.3	86.4	1.5	61.4

At 31 December 2004 the cumulative amount of goodwill written off to reserves in respect of acquisitions made prior to 1 January 1998, net of goodwill attributable to subsidiary undertakings disposed of, was £134.0m (2003: £134.0m, 2002: £134.0m).

Included within Bunzl’s investment in Filtrona is £19.6m (2003: £17.5m, 2002: £19.8m) in respect of pension scheme deficits net of deferred taxation (Note 18).

16.          Deferred taxation

	2004	2003	2002
	£m	£m	£m
Accelerated capital allowances	10.0	10.6	9.6
Other timing differences	1.8	2.0	3.2
Deferred tax liability	11.8	12.6	12.8
The potential liability for deferred taxation not provided above is:
capital gains on disposal of properties	1.4	1.9	1.6

Deferred taxation has been accounted for in respect of future remittances of the accumulated reserves of overseas subsidiary undertakings only to the extent that such distributions are accrued as receivable. No provision is made for potential corporate taxation on the unrealised revaluation surpluses in respect of properties which are expected to be held for the foreseeable future. A deferred taxation asset of £0.7m (2003: £0.7m, 2002: £0.7m) has not been recognised in respect of capital losses as the realisation of this deferred taxation asset is not considered likely.

17.          Directors’ emoluments

Mr M J Harper and Mr S W Dryden are the only existing directors of Filtrona International Limited who will continue to act as Directors of Filtrona following the Demerger. Details of their remuneration are as follows:

	Salary	Annual cash bonus	Benefits	Total
	£000	£000	£000	£000
2004
M J Harper	285.0	72.8	18.6	376.4
S W Dryden	129.8	25.2	9.3	164.3
2003
M J Harper	260.0	70.6	18.4	349.0
S W Dryden	117.5	19.0	6.2	142.7
2002
M J Harper	212.7	50.8	16.6	280.1
S W Dryden	22.9	—	2.8	25.7

The remuneration of Mr S W Dryden in 2002 relates to the period from 16 October 2002 to 31 December 2002.

	Accrued benefits at 31.12.03 or date of appointment whichever is the later	Accrued benefits at 31.12.04 or date of retirement whichever is the earlier	Transfer value of accrued benefits at 31.12.03 or date of appointment whichever is the later	Change in transfer value of accrued benefits during the year, after deducting contributions made by the director during the year	Transfer value of accrued benefits at 31.12.04 or date of retirement whichever is the earlier
	£	£	£	£	£
M J Harper	100,292	116,219	1,095,828	292,228	1,413,706
S W Dryden	14,578	16,958	62,567	14,025	83,680

	Accrued benefits at 31.12.02 or date of appointment whichever is the later	Accrued benefits at 31.12.03 or date of retirement whichever is the earlier	Transfer value of accrued benefits at 31.12.02 or date of appointment whichever is the later	Change in transfer value of accrued benefits during the year, after deducting contributions made by the director during the year	Transfer value of accrued benefits at 31.12.03 or date of retirement whichever is the earlier
	£	£	£	£	£
M J Harper	71,628	100,292	811,020	264,108	1,095,828
S W Dryden	12,027	14,578	55,689	708	62,567

	Accrued benefits at 31.12.01 or date of appointment whichever is the later	Accrued benefits at 31.12.02 or date of retirement whichever is the earlier	Transfer value of accrued benefits at 31.12.01 or date of appointment whichever is the later	Change in transfer value of accrued benefits during the year, after deducting contributions made by the director during the year	Transfer value of accrued benefits at 31.12.02 or date of retirement whichever is the earlier
	£	£	£	£	£
M J Harper	59,783	71,628	602,182	198,988	811,020
S W Dryden	9,427	12,027	36,480	15,447	55,689

18.          Pensions

Filtrona employees are members of Bunzl’s defined benefit and defined contribution pension schemes. Bunzl intends that Filtrona will assume the liabilities of its employees and former employees with respect to these schemes and that assets will transfer from the Bunzl schemes to successor Filtrona schemes.

Trustees administer the schemes and the assets are held independently from Bunzl.

Pension costs of the defined benefit schemes are assessed in accordance with the advice of independent professionally qualified actuaries. Full triennial actuarial valuations were carried out on the principal European defined benefit schemes in April 2003 and annual actuarial valuations are performed on the principal US defined benefit schemes. The assets and liabilities of the defined benefit schemes have been updated to the balance sheet date from the most recent actuarial valuations taking account of the investment returns achieved by the schemes and the level of contributions.

Liabilities are split between Filtrona and Bunzl on the basis of employment. Scheme assets have been split in the same proportion as liabilities.

Contributions to all schemes are determined in line with actuarial advice, local conditions and practices.

The amounts included in the special purpose combined financial statements in respect of arrangements in Europe and the US are as follows:

	2004	2003	2002
	£m	£m	£m
Amounts charged to operating profit
Defined contribution schemes	2.6	3.5	3.2

Defined benefit schemes:
Service cost	2.9	2.7	3.3
Past service (benefit)/cost	—	(0.4)	1.0
Total operating charge	5.5	5.8	7.5
Amounts included as other finance (income)/costs
Expected return on scheme assets	(7.2)	(5.7)	(7.1)
Interest on scheme liabilities	7.1	6.4	6.4
Net financial (return)/charge	(0.1)	0.7	(0.7)
	5.4	6.5	6.8

	2004	2003	2002
	£m	£m	£m
Amounts recognised in the statement of total recognised gains and losses
Actual return less expected return on scheme assets	2.9	10.5	(20.5)
Experience (loss)/gain on scheme liabilities	(0.4)	(0.2)	1.3
Impact of changes in assumptions relating to the present value of scheme liabilities	(7.0)	(8.3)	(9.6)
Actuarial (loss)/gain	(4.5)	2.0	(28.8)

The principal assumptions used by the independent qualified actuaries for the purposes of FRS 17 were:

	Europe			US
	2004	2003	2002	2004	2003	2002
Rate of increase in salaries	3.75%	3.75%	3.25%	4.0%	5.0%	4.0%
Rate of increase in pensions	2.75%	2.75%	2.25%	—	—	—
Discount rate	5.3%	5.5%	5.5%	6.0%	6.25%	6.75%
Inflation rate	2.75%	2.75%	2.25%	2.5%	2.5%	2.5%

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not be borne out in practice.

The market value of the scheme assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme liabilities, which are derived from cash flow projections over long periods and are therefore inherently uncertain, are:

	Europe 2004		US 2004		Total 2004
	Long term rate of return	Value	Long term rate of return	Value	Value
	£m	£m	£m
Equities	7.0%	57.2	9.8%	16.6	73.8
Bonds	4.8%	29.9	5.8%	8.2	38.1
Other	4.4%	3.3		—	3.3
Total market value		90.4		24.8	115.2
Present value of scheme liabilities		(113.7)		(29.5)	(143.2)
Deficit		(23.3)		(4.7)	(28.0)
Deferred taxation		6.8		1.6	8.4
Pension liabilities		(16.5)		(3.1)	(19.6)

	Europe 2003		US 2003		Total 2003
	Long term rate of return	Value	Long term rate of return	Value	Value
	£m	£m	£m
Equities	7.3%	50.4	9.7%	16.2	66.6
Bonds	5.2%	21.6	5.6%	8.2	29.8
Other	3.8%	2.1		—	2.1
Total market value		74.1		24.4	98.5
Present value of scheme liabilities		(95.3)		(28.5)	(123.8)
Deficit		(21.2)		(4.1)	(25.3)
Deferred taxation		6.4		1.4	7.8
Pension liabilities		(14.8)		(2.7)	(17.5)

	Europe 2002		US 2002		Total 2002
	Long term rate of return	Value	Long term rate of return	Value	Value
	£m	£m	£m
Equities	7.0%	42.1	9.7%	14.8	56.9
Bonds	4.5%	14.4	5.7%	7.1	21.5
Other	4.0%	7.0		—	7.0
Total market value		63.5		21.9	85.4
Present value of scheme liabilities		(85.8)		(28.3)	(114.1)
Deficit		(22.3)		(6.4)	(28.7)
Deferred taxation		6.7		2.2	8.9
Pension liabilities		(15.6)		(4.2)	(19.8)

	2004	2003	2002
	£m	£m	£m
Movement in deficit during the year
Beginning of the year	(25.3)	(28.7)	(7.4)
Current service cost	(2.9)	(2.7)	(3.3)
Contributions	4.7	4.0	10.7
Past service benefit/(cost)	—	0.4	(1.0)
Net financial return/(cost)	0.1	(0.7)	0.7
Actuarial (loss)/gain	(4.5)	2.0	(28.8)
Currency translation and other movements	(0.1)	0.4	0.4
End of year	(28.0)	(25.3)	(28.7)

	% of scheme assets/ liabilities	2004	% of scheme assets/ liabilities	2003	% of scheme assets/ liabilities	2002
	£m	£m	£m
Experience gains and losses
Difference between actual and expected return on scheme assets	3	2.9	11	10.5	(24)	(20.5)
Experience loss on scheme liabilities	—	(0.4)	—	(0.2)	1	1.3
Amounts recognised in the statement of total recognised gains and losses	(3)	(4.5)	2	2.0	(25)	(28.8)

19.          Employees

	2004 Year end	2004 Average	2003 Year end	2003 Average	2002 Year end	2002 Average
The number of persons employed by Filtrona at 31 December and the average number employed during the year were:
Plastic Technologies	2,952	2,966	2,713	2,761	2,678	2,759
Fibre Technologies	2,202	2,180	2,112	2,056	2,022	2,013
Corporate	26	24	21	22	22	20
	5,180	5,170	4,846	4,839	4,722	4,792

	Total 2004	Total 2003	Total 2002
	£m	£m	£m
Employee costs
Wages and salaries	101.2	95.6	96.8
Social security costs	11.8	10.8	9.8
Pension costs (Note 18)	5.5	5.8	7.5
	118.5	112.2	114.1

20.          Operating lease commitments

	Land and buildings 2004	Other 2004	Land and buildings 2003	Other 2003	Land and buildings 2002	Other 2002
	£m	£m	£m	£m	£m	£m
At 31 December Filtrona had the following annual commitments under non-cancellable operating leases:
Expiring within one year	0.9	0.2	0.6	0.2	0.1	0.1
Expiring between one and five years	0.9	0.3	1.0	0.3	1.7	0.2
Expiring after five years	0.9	—	0.5	—	0.2	—
	2.7	0.5	2.1	0.5	2.0	0.3

21.          Reconciliation of operating profit to net cash inflow from operating activities

	2004	2003	2002
	£m	£m	£m
Operating profit	51.2	47.9	45.0
Adjustments for non-cash items:
Depreciation	20.1	20.2	20.1
Goodwill amortisation	3.0	3.2	3.0
Other	1.4	(0.2)	0.7
Working capital movement	(9.4)	(0.5)	(5.5)
Special pension contribution	—	—	(6.6)
Other cash movements	(2.2)	(1.9)	(0.7)
Net cash inflow from operating activities	64.1	68.7	56.0

22.          Analysis of net debt

2004

	1.1.04	Cash flow	Exchange movements	31.12.04
	£m	£m	£m	£m
Cash at bank and in hand	18.2	6.3	0.4	24.9
Short term cash deposits repayable on demand	4.0	0.6	0.1	4.7
Overdrafts	(2.5)	0.8	0.1	(1.6)
Cash	19.7	7.7	0.6	28.0
Debt due within one year	(0.9)	(0.2)	—	(1.1)
Debt due after one year	(0.4)	0.1	—	(0.3)
Parent company financing	(117.1)	(37.2)	6.0	(148.3)
	(118.4)	(37.3)	6.0	(149.7)
Short term deposits not repayable on demand	2.8	(0.9)	(0.2)	1.7
Net debt	(95.9)	(30.5)	6.4	(120.0)

2003

	1.1.03	Cash flow	Exchange movements	31.12.03
	£m	£m	£m	£m
Cash at bank and in hand	20.9	(2.9)	0.2	18.2
Short term cash deposits repayable on demand	3.0	0.7	0.3	4.0
Overdrafts	(4.1)	1.6	—	(2.5)
Cash	19.8	(0.6)	0.5	19.7
Debt due within one year	(0.1)	(0.8)	—	(0.9)
Debt due after one year	(0.5)	0.1	—	(0.4)
Parent company financing	(151.3)	24.9	9.3	(117.1)
	(151.9)	24.2	9.3	(118.4)
Short term deposits not repayable on demand	1.6	1.3	(0.1)	2.8
Net debt	(130.5)	24.9	9.7	(95.9)

2002

	1.1.02	Cash flow	Exchange movements	31.12.02
	£m	£m	£m	£m
Cash at bank and in hand	22.8	(1.7)	(0.2)	20.9
Short term cash deposits repayable on demand	4.6	(0.2)	(1.4)	3.0
Overdrafts	(7.3)	3.0	0.2	(4.1)
Cash	20.1	1.1	(1.4)	19.8
Debt due within one year	(0.4)	0.2	0.1	(0.1)
Debt due after one year	(0.6)	0.1	—	(0.5)
Parent company financing	(169.1)	7.8	10.0	(151.3)
	(170.1)	8.1	10.1	(151.9)
Short term deposits not repayable on demand	—	1.7	(0.1)	1.6
Net debt	(150.0)	10.9	8.6	(130.5)

23.          Acquisitions

On acquisition the assets and liabilities of the businesses acquired were adjusted to reflect their fair values to Filtrona. The fair value adjustments are provisional in the year of acquisition and subject to finalisation in the following financial year.

The principal fair value adjustments are as follows:

The adjustments to tangible fixed assets, stocks, debtors and creditors reflect their estimated realisable or settlement value.

The adjustment to provisions for liabilities and charges includes amounts relating to the reassessment of potential liabilities that were not fully recognised on acquisition.

2004

The principal acquisition made during 2004 was Skiffy, which Filtrona acquired in March.

The acquisition was accounted for under the acquisition method of accounting and contributed £1.8m to operating profit in 2004.

		Provisional fair value adjustments
	Book value at acquisition	Revaluation	Consistency of accounting policy	Fair value of assets acquired
	£m	£m	£m	£m
A summary of the effect of acquisitions is detailed below:
Tangible fixed assets	3.9	—	—	3.9
Stocks	1.8	—	—	1.8
Debtors	2.2	—	—	2.2
Creditors	(0.9)	(0.7)	—	(1.6)
Net cash at bank	0.9	—	—	0.9
Provisions for liabilities and charges	(1.0)	(0.4)	—	(1.4)
Taxation	(0.1)	—	—	(0.1)
	6.8	(1.1)	—	5.7
Goodwill				17.7
Consideration				23.4
Satisfied by:
Cash consideration				23.4
The net cash outflow in the period in respect of acquisitions comprised:
Cash consideration				23.4
Net cash at bank acquired				(0.9)
Net cash outflow in respect of acquisitions				22.5

2003

The principal acquisition made during 2003 was Baumgartner Fibertec, which Filtrona acquired in October.

The acquisition was accounted for under the acquisition method of accounting and contributed £0.2m to operating profit in 2003.

		Provisional fair value adjustments
	Book value at acquisition	Revaluation	Consistency of accounting policy	Fair value of assets acquired
	£m	£m	£m	£m
A summary of the effect of acquisitions is detailed below:
Tangible fixed assets	2.9	(1.1)	—	1.8
Stocks	1.8	—	(0.2)	1.6
Debtors	2.9	—	(0.2)	2.7
Creditors	(2.3)	—	(0.4)	(2.7)
Provisions for liabilities and charges	—	—	(0.8)	(0.8)
	5.3	(1.1)	(1.6)	2.6
Goodwill				3.1
Consideration				5.7
Satisfied by:
Cash consideration				5.7
The net cash outflow in the period in respect of acquisitions comprised:
Cash consideration				5.7
Net cash outflow in respect of acquisitions				5.7

2002

The principal acquisition made during 2002 was Plastivis, which Filtrona acquired in December.

The acquisition was accounted for under the acquisition method of accounting and contributed £nil to operating profit in 2002.

		Provisional fair value adjustments
	Book value at acquisition	Revaluation	Consistency of accounting policy	Fair value of assets acquired
	£m	£m	£m	£m
A summary of the effect of acquisitions is detailed below:
Tangible fixed assets	0.2	—	—	0.2
Stocks	0.4	—	(0.1)	0.3
Debtors	0.1	—	—	0.1
Creditors	(0.1)	—	—	(0.1)
	0.6	—	(0.1)	0.5
Goodwill				2.3
Consideration				2.8
Satisfied by:
Cash consideration				2.8
The net cash outflow in the year in respect of acquisitions comprised:
Cash consideration				2.8
Net cash outflow in respect of acquisitions				2.8

24.          Post balance sheet events

On 28 February 2005 the Bunzl Board announced its proposal to demerge the Filtrona Business to Bunzl Shareholders. Filtrona plc was incorporated on 5 May 2005 and will be the parent company of the Filtrona Group following the Demerger.

Filtrona’s participation in the Bunzl UK Pension Schemes will cease from the Demerger date. The parties have agreed that the assets and liabilities of the Bunzl UK Pension Schemes should, insofar as they relate to employees and former employees of the Filtrona Business, be transferred to new pension schemes established by Filtrona.

The Trustees of the Bunzl UK Pension Schemes have agreed to the above transfer on the basis of the following:

•                                          Bunzl plc will pay, prior to the Demerger, special contributions into the Bunzl UK Pension Schemes totalling £4.75 million. These payments, which are in line with the scheme actuaries’ calculations dated 11 May 2005, will be inclusive of any amount that might become due from Filtrona companies on their ceasing to participate in the Bunzl UK Pension Schemes.

•                                          Filtrona plc will accelerate contributions to a level which is expected to eliminate the deficits of the Filtrona Pension Schemes, calculated on an ongoing basis using current actuarial assumptions, over a maximum period of 10 years after the Demerger. This would increase the payments from their current level by approximately £0.5 million per annum (based on current valuations).

Yours faithfully

KPMG Audit Plc

PART 6

ACCOUNTANTS’ REPORT ON THE FILTRONA GROUP

ONE YEAR IFRS

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

The Directors

Filtrona plc

201–249 Avebury Boulevard

Milton Keynes

MK9 1AU

JPMorgan Cazenove Limited

20 Moorgate

London

EC2R 6DA

17 May 2005

Dear Sirs

Filtrona Group Special Purpose Restated Combined Financial Statements for the year ended 31 December 2004

We report on the special purpose restated combined financial statements set out below for the year ended 31 December 2004 which has been prepared in anticipation of the Filtrona Group’s transition to accounting standards endorsed for use by entities required to comply with Regulation EC 1606/2002 (“accounting standards adopted for use in the European Union (“EU”)”) (the “2004 restated financial information”).

Basis of preparation

The 2004 restated financial information has been prepared on the basis described in Section I following the recommendations of the Committee of European Securities Regulators (“CESR”) for companies preparing one year financial information for inclusion in prospectuses (Ref: CESR/05-054b) and is based on special purpose combined financial statements drawn up by the Directors of Filtrona (the “underlying financial statements”) to which no adjustments were considered necessary. As set out in Section I, that basis may differ from the basis applicable if the 2004 restated financial information had comprised the first financial statements of the Filtrona Group under accounting standards as adopted for use in the EU and from the basis which will be adopted for the 2004 comparative financial information in the Filtrona Group’s 2005 financial statements prepared for the first time under accounting standards as adopted for use in the EU.

Responsibility

The Directors of Filtrona are responsible for the preparation of the underlying financial statements.

The Directors of Filtrona are responsible for the listing particulars dated 17 May 2005 in which this report is included.

It is our responsibility to compile the 2004 restated financial information set out in our report from the underlying financial statements, to form an opinion on the special purpose financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the 2004 restated financial information. That evidence included that obtained by us relating to the audit of the underlying combined financial statements. It also included an assessment of the accounting principles used and significant estimates and judgements made by those responsible for the preparation of the underlying combined financial statements and whether the policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary to give reasonable assurance that the 2004 restated combined financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the 2004 restated combined financial information gives, for the purposes of the listing particulars dated 17 May 2005, a true and fair view of the state of affairs of the Filtrona Group as at 31 December 2004 and of its profit and cash flows for the year then ended in accordance with the basis set out in Section I.

Combined income statement

for the year ended 31 December 2004

	Notes	2004
		£m
Revenue
Existing businesses		470.4
Acquisitions		7.1
Total revenue	1	477.5

Operating profit before intangible amortisation
Existing businesses		47.3
Acquisitions		2.3
Total operating profit before intangible amortisation	1,2	49.6
Intangible amortisation		(0.5)
Operating profit before financing and income tax		49.1
Finance income	3	8.1
Finance cost	3	(9.9)
Profit before income tax		47.3
Profit before income tax and intangible amortisation		47.8
Income tax	4	(14.6)
Profit for the year		32.7
Attributable to:
Bunzl: as the equity holder in Filtrona		31.5
Minority interests		1.2
Profit for the year		32.7
Earnings per share of the profit attributable to Bunzl: the equity holder in Filtrona
Basic	6	14.3	p
Adjusted	6	14.5	p

Combined balance sheet

at 31 December 2004

	Notes	2004
		£m
Assets
Property, plant and equipment	7	152.5
Intangible assets	8	57.6
Deferred tax assets	15	3.0
Total non-current assets		213.1

Inventories	9	53.3
Income tax receivable		0.5
Trade and other receivables	10	78.0
Cash and cash equivalents	11	31.3
Total current assets		163.1
Total assets		376.2
Equity
Translation reserve		(1.5)
Retained earnings		92.7
Total equity attributable to Bunzl		91.2
Minority interests		3.9
Total equity		95.1
Liabilities
Interest bearing loans and borrowings	13	148.6
Retirement benefit obligations	18	28.2
Other payables		3.1
Provisions	16	3.7
Deferred tax liabilities	15	13.0
Total non-current liabilities		196.6

Bank overdrafts	11	1.6
Interest bearing loans and borrowings	13	1.1
Income tax payable		11.3
Trade and other payables	12	53.1
Provisions	16	1.9
Accruals and deferred income		15.5
Total current liabilities		84.5
Total liabilities		281.1
Total equity and liabilities		376.2

Combined cash flow statement

for the year ended 31 December 2004

	Notes	2004
		£m
Operating activities
Cash inflow from operating activities	20	64.1
Income tax paid		(13.2)
Net cash inflow from operating activities		50.9

Investing activities
Finance income received		0.8
Purchase of property, plant and equipment		(34.8)
Sale of property, plant and equipment		1.4
Purchase of businesses		(22.5)
Other investment cash flow		(0.9)
Net cash outflow from investing activities		(56.0)

Financing activities
Finance cost paid		(2.8)
Dividends paid to group companies		(22.6)
Increase in short term loans		0.2
Decrease in long term loans		(0.1)
Increase in parent company financing		37.2
Net cash inflow from financing activities		11.9
Increase in cash and cash equivalents		6.8
Cash and cash equivalents as at 1 January		22.5
Net effect of currency translation on cash and cash equivalents		0.4
Cash and cash equivalents as at 31 December	11	29.7

Combined statement of changes in total equity

for the year ended 31 December 2004

	Attributable to Bunzl: the equity holder of Filtrona		Minority interests	Total
	Translation reserve	Retained earnings
	£m	£m	£m	£m
Balance at 1 January 2004	—	86.1	3.0	89.1
Currency translation differences arising in the year	(1.5)		(0.1)	(1.6)
Actuarial loss on pension schemes		(4.7)		(4.7)
Deferred tax on actuarial loss on pension schemes		1.3		1.3
Dividends paid		(22.6)	(0.2)	(22.8)
Share option charge		1.1		1.1
Net profit for the year		31.5	1.2	32.7
Balance at 31 December 2004	(1.5)	92.7	3.9	95.1

Translation reserve

Comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations of Filtrona from 1 January 2004.

I               Basis of preparation

Filtrona did not form a separate legal entity under Bunzl plc (“Bunzl”) during the period under review. Historically no combined financial statements for Filtrona have been prepared. The financial information is based on audited special purpose combined financial statements for the year ended 31 December 2004, prepared by Filtrona management for the purposes of supporting the demerger of Filtrona from Bunzl. The special purpose combined financial statements were prepared under International Financial Reporting Standards (IFRS) and the accounting policies of Bunzl.

Following admission to the Official List, Filtrona will be required to prepare statutory financial statements which comply with accounting standards adopted for use in the EU in respect of its next financial year, commencing 1 January 2005 (the “2005 financial statements”), and subsequently. As a company seeking admission, Filtrona is required to present certain historical financial information in its Listing Particulars on a basis consistent with the accounting policies to be adopted in the financial statements for its next financial year.

In addition to special purpose combined financial statements under UK GAAP for the three financial years ended 31 December 2004, 2003 and 2002, the Directors of the Company have prepared financial statements for the year ended 31 December 2004 (the “underlying financial statements”) on the basis expected to be applicable, insofar as this is currently known and with the exception of pensions under IAS 19 (revised), for the comparative information included in the 2005 financial statements. The treatment of pensions with regard to IAS 19 (revised) for the purposes of Filtrona’s 2005 financial statements is detailed below.

When the 2005 financial statements are prepared, they will be the first financial statements prepared by the Company in accordance with accounting standards adopted for use in the EU and as such will take account of the requirements and options in IFRS 1 “First-time adoption of International Financial Reporting Standards” as they relate to 2005 financial statements comparatives included therein.

Note II below describes how, in preparing the underlying financial statements, the Directors of the Company have applied accounting standards adopted for use in the EU under the first-time adoption provisions set out in IFRS 1 and the assumptions they have made about the standards and interpretations expected to be effective and the policies they expect to adopt in the 2005 financial statements.

However, certain of the requirements and options in IFRS 1 relating to comparative financial information presented on first time adoption may result in a different application of accounting policies in the 2004 restated financial information to that which would have applied if the 2004 financial statements had been the first financial statements of the Company prepared in accordance with accounting standards adopted for use in the EU and, if there are subsequent changes to the Standards or Interpretations applicable to the 2005 financial statements, the 2004 restated financial information may require adjustment before constituting the comparative financial information to be included in those 2005 financial statements. Furthermore, the directors of the Company may, in drawing up the 2005 financial statements, make different choices from those which they have assumed in preparing the underlying financial statements with respect to the options in IFRS 1 relating to comparative financial information presented on first time adoption.

Filtrona is not required, by the Prospectus Rules of the Financial Services Authority to prepare, for inclusion in its Listing Particulars, financial information in accordance with accounting standards adopted for use in the EU for any financial period commencing before 1 January 2004. Accordingly, the Directors have elected not to prepare comparative amounts to accompany the underlying financial statements from which the 2004 restated combined financial statements have been compiled. As a result, the 2004 restated combined financial information does not include comparative financial information and is therefore not a complete set of financial statements in accordance with accounting standards adopted for use in the EU.

The underlying financial statements have been prepared in accordance with the recommendations of CESR for the consistent implementation of the European Commission’s Regulation on Prospectuses 809/2004 (Ref: CESR/05-054b) (as to the presentation of one-year information in prospectuses for entities transitioning to accounting standards adopted for use in the EU).

The special purpose combined financial statements were based on the aggregation of underlying financial returns prepared by Filtrona management for the preparation of Bunzl year end statutory accounts. Appropriate adjustments have been applied to reflect Filtrona’s share of certain costs incurred and certain assets and liabilities held centrally by Bunzl including support services, finance cost, tax, debt and pensions as set out below.

The principles set out below have been applied in preparing the special purpose combined financial statements and financial information.

Intercompany transactions

All transactions and balances between entities within Filtrona and other Bunzl companies have been eliminated to the extent possible with the remaining balance treated as equity withdrawn in each year. The transactions between Filtrona and Bunzl principally involve corporate services performed on Filtrona’s behalf involving tax, funding and other professional services. There are few trading transactions between Filtrona and other Bunzl companies.

Debt and finance cost

Bunzl operates a centralised treasury function to control external borrowings. Filtrona’s allocation of these external borrowings is described as “parent company finance” within non-current liabilities and reflects the underlying cash generation and investing activity of Filtrona during the period. This allocation also reflects the basis on which debt is to be transferred from Bunzl to Filtrona on Demerger.

Interest on the allocated debt has been calculated at an interest rate reflecting the effective finance cost that Bunzl incurred during the year.

Cash holdings/borrowings held directly by Filtrona with external providers reflect the actual finance income/cost that were incurred by Filtrona during the period.

The allocated debt and associated finance cost may not be representative of the position if Filtrona had operated as a stand alone entity.

Tax

The tax charge included in the combined financial information reflects the aggregate tax charges actually incurred by those companies making up Filtrona. These tax charges reflect benefits, reliefs or charges which arose as a result of membership of a Bunzl tax group. Also, tax liabilities which may arise from the separation of Filtrona from Bunzl tax groups have not been reflected in these special purpose combined financial statements and it is therefore not necessarily representative of the tax position of Filtrona under separate ownership.

Pensions

Bunzl operates defined benefit and defined contribution pension schemes in which many of Filtrona’s employees participate. Historically contributions to the defined benefit schemes were accounted for in the financial statements of the individual entities of Filtrona on a defined contribution basis. For the purposes of the special purpose combined financial statements the significant pension schemes in Europe and the US have been accounted for on a defined benefit basis under IAS 19 (revised) as if this standard had been endorsed for use in the EU. Whilst under IAS 19 (revised) in Filtrona’s first full year financial statements prepared under IFRS these will be accounted for on a defined contribution basis up until the point of demerger, defined benefit accounting has been applied as the benefits and obligations of these schemes will be transferred to Filtrona on Demerger and it therefore more appropriately reflects the position of Filtrona had it comprised a separate group throughout this period. The assets and liabilities of the defined benefit schemes have been projected from the most recent actuarial valuations. These projections take account of the investment returns achieved by the schemes and the level of contributions. Scheme liabilities have been allocated between Filtrona and Bunzl on the basis of employment. Scheme assets have been allocated in the same proportion as the liabilities.

A full actuarial valuation has not been performed for the preparation of these special purpose combined financial statements.

Other support services

Filtrona’s share of central costs for the provision of support in areas such as accounting, legal and insurance, has been apportioned on the basis of estimates of Filtrona’s share of existing costs incurred at Bunzl, and the estimated cost of providing the same level of support services independently by Filtrona.

Such charges may not be representative of the amounts that maybe incurred in the future, or may have been incurred if Filtrona had been operating as a stand alone entity.

II                                        Accounting policies

Statement of compliance

The special purpose combined financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations adopted by the International Accounting Standards Board (IASB) and endorsed by the European Union.

Basis of preparation

The special purpose combined financial statements are presented in sterling and prepared on a historical cost basis.

The preparation of the special purpose combined financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have significant effect on the special purpose combined financial statements and estimates with a significant risk of material adjustments in the next year are discussed in Part 7.

The accounting policies set out below have been applied consistently in these special purpose combined financial statements.

IFRS 1 exemptions

IFRS 1 “First time adoption of International Financial Reporting Standards” permits certain exemptions from the full requirements of IFRS in the transition period. Filtrona has taken the following exemptions:

(a)                                  Business combinations: Filtrona has chosen not to apply IFRS 3 “Business combinations” retrospectively to business combinations that occurred before the date of transition to IFRS.

(b)                                 Financial instruments: Filtrona has taken advantage of the exemption not to present financial information compliant with IAS 32 “Financial instruments: disclosure and presentation” and IAS 39 “Financial instruments: recognition and measurement” for the comparative period. Consequently, the restatement of the opening balance sheet at 1 January 2004, the results for the year ended 31 December 2004 and the balance sheet at 31 December 2004 have been prepared using the accounting policies for financial instruments previously adopted under UK GAAP.

(c)                                  Cumulative translation differences: one of the requirements of IAS 21 “The effects of changes in foreign exchange rates” is that cumulative exchange gains and losses on retranslating opening net worth in overseas subsidiary undertakings, net of related foreign currency borrowings and foreign currency hedging contracts together with differences arising from the use of average and year end exchange rates be separately disclosed. Filtrona has adopted the exemption in IFRS 1 allowing these cumulative translation differences to be reset to zero at the transition date.

(d)                                 Fair value or revaluation at deemed cost: Filtrona has adopted the exemption to restate revalued items of property, plant and equipment as held at deemed cost at the transition date.

Filtrona has elected not to adopt the following exemption:

(a)                                  Share-based payments: consistent with the policy of Bunzl, Filtrona has not adopted the exemption to apply IFRS 2 “Share-based payments” only to awards made after 7 November 2002, instead a full retrospective approach has been followed on all awards granted but not fully vested at the date of transition.

Basis of consolidation

(i)                                    Subsidiaries

Subsidiaries are entities controlled by Filtrona. Control exists when Filtrona has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the special purpose combined financial statements from the date that control commences until the date that control ceases.

(ii)                                Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expense arising from intragroup transactions, are eliminated in preparing the special purpose combined financial statements.

Foreign currency

(i)                                    Foreign currency transactions

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into sterling at the exchange rate ruling at that date.

(ii)                                Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates. Foreign exchange differences arising on retranslation are recognised directly in the translation reserve.

(iii)                            Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations, and related hedges are taken to the translation reserve. They are released to the income statement upon disposal.

Financial instruments (applicable from 1 January 2005)

As explained above, Filtrona has taken the exemption granted by IFRS 1 not to apply IAS 32 and IAS 39 to the comparative figures to the 2005 financial statements. The special purpose combined financial statements for the year ended 31 December 2004 have been prepared using the accounting policies previously applied under UK GAAP for financial instruments. The accounting policies described here for financial instruments are applicable from 1 January 2005.

Under IAS 39, all financial instruments are initially measured at fair value. The subsequent measurement depends on the classification of the financial instrument.

Loans and receivables and other financial liabilities (excluding derivatives) are held at amortised cost, unless they are included in a hedge accounting relationship. Where such a relationship exists, the instruments are revalued in respect of the risk being hedged.

Filtrona uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, Filtrona does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments and held at fair value.

(i)                                    Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecasted transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or forecast transaction for a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or non-financial liability. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement. For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gains or losses are removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects the income statement. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

(ii)                                Hedge of monetary assets and liabilities

Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement.

(iii)                            Hedge of net investment in foreign operations

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement.

Property, plant and equipment

Items of property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses.

Certain items of property, plant and equipment that had been revalued to fair value prior to 1 January 2004, the date of transition to IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable.

Depreciation

Property, plant and equipment are depreciated over their estimated remaining useful lives at the following annual rates applied to book value less estimated residual value:

Buildings	2% or life of lease if shorter
Plant and machinery	10 – 20%
Fixtures, fittings and equipment	10 – 33%
Freehold land	Not depreciated

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Intangible assets

(i)                                    Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on the acquisition of subsidiaries. In respect of business acquisitions that have occurred since 1 January 2004 goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

In respect of acquisitions made prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount previously recorded under UK GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 January 2004 has not been reconsidered in preparing Filtrona’s opening IFRS balance sheet at 1 January 2004.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment. Negative goodwill arising on an acquisition is recognised directly to the income statement.

(ii)                                Research and development

Research and development costs are charged to the income statement in the year in which they are incurred.

Development costs relating to new products are capitalised if the new product is technically and commercially feasible and Filtrona has sufficient resources to complete development. Other development costs are recognised in the income statement as an expense as incurred.

(iii)                            Other intangible assets

Customer lists are identified on acquisition of businesses and valued on a discounted cash flow basis by looking at customer attrition rates for three to five years prior to acquisition. Amortisation is charged to the income statement on a straight-line basis over the estimated useful economic life of the customer lists, which is based on customer attrition rates over a period of up to 25 years.

Other intangible assets are stated at cost less accumulated amortisation and impairment losses.

Impairment

The carrying amounts of Filtrona’s assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication exists, the asset’s recoverable amount is estimated.

For goodwill and other assets that have an indefinite useful life, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis.

Goodwill was tested for impairment at 1 January 2004, the date of transition to IFRS, even though no indication of impairment existed.

The recoverable amount of assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Inventories

Inventories are valued at the lower of cost (on a first in, first out basis) and net realisable value. For work-in-progress and finished goods, cost includes an appropriate proportion of labour and overheads. Costs of inventories include the transfer from equity of any gains/losses on qualifying cash flow hedges relating to purchases of raw materials.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and fixed term investments whose maturities are three months or less from the date of acquisition. Bank overdrafts repayable on demand form an integral part of Filtrona’s cash management and are included as a component of cash and cash equivalents for the purpose of the cash flow statement.

Trade and other receivables

Trade and other receivables are stated at cost less impairment losses.

Income tax

Income tax in the income statement for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of prior years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the special purpose combined financial statements. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset/liability is settled.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profit will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Revenue

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

Segment reporting

A segment is a distinguishable component of Filtrona that is engaged in providing products (business segment), or in providing products within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Employee benefits

(i)                                    Defined contribution schemes

Obligations for contributions to defined contribution pension schemes are charged to the income statement as incurred.

(ii)                                Defined benefit schemes

As set out above, for the purposes of the special purpose combined financial statements the significant pension schemes in Europe and the US have been accounted for on a defined benefit basis under IAS 19 (revised) as if the standard had been endorsed for use in the EU. Accordingly all actuarial gains and losses as at 1 January 2004, the date of transition to IFRS, were recognised due to the prior adoption of FRS 17. Actuarial gains and losses that arise subsequent to 1 January 2004 in calculating Filtrona’s obligation in respect of the schemes, are recognised in the combined statement of changes in total equity.

Filtrona’s net obligation in respect of defined benefit pension schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods, that benefit is discounted to determine its present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating to the terms of Filtrona’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

The amounts charged to operating profit are the current service cost, past service cost and gains and losses on settlement and curtailments. An amount which represents the expected increase in the present value of scheme liabilities is included within finance cost and the expected return on scheme assets is included within finance income.

Share based payments

Bunzl operates equity settled, share based compensation plans. Filtrona has charged a share option expense based on options and other share based incentives granted to its employees over shares in Bunzl. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense with a corresponding increase in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options and other share based incentives granted, excluding the impact of any non-market conditions (for example EPS targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period. The fair value of share based incentives has been measured using the Black-Scholes model.

Provisions

A provision is recognised on the balance sheet when Filtrona has a present legal or constructive obligation as a result of a past event, and it is probable that a measurable outflow of economic benefits will be required to settle the obligation.

Notes to the financial statements

for the year ended 31 December 2004

1.                                      Segment analysis

Filtrona comprises the following business segments:

Plastic Technologies – produces, sources and supplies protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Fibre Technologies – production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices.

Business segments

	Plastic Technologies 2004	Fibre Technologies 2004	Corporate 2004	Filtrona 2004
	£m	£m	£m	£m
Sales	241.5	236.0	—	477.5
Segment result	33.2	23.9	(7.5)	49.6
Intangible amortisation	(0.4)	(0.1)	—	(0.5)
Operating profit before financing and income taxes	32.8	23.8	(7.5)	49.1

Inter-segment sales are not significant.

Segment assets	154.5	126.0	4.3	284.8
Intangible assets	54.0	3.6	—	57.6
Unallocated items				33.8
Total assets	208.5	129.6	4.3	376.2
Segment liabilities	29.4	34.0	12.0	75.4
Unallocated items				205.7
Total liabilities	29.4	34.0	12.0	281.1

The majority of unallocated liabilities relate to interest bearing loans and borrowings, retirement benefit obligations, deferred tax liabilities, bank overdrafts and income tax payable.

Other segment items
Capital expenditure	15.8	18.9	0.1	34.8
Depreciation	12.3	7.6	0.2	20.1
Research and development expenditure	2.0	3.4	—	5.4
Closing number of employees	2,952	2,202	26	5,180

Geographical segments

	Sales (by destination) 2004	Segment assets 2004	Intangible assets 2004	Capital expenditure 2004
	£m	£m	£m	£m
Europe	191.5	127.2	37.6	12.3
North America	178.5	96.7	19.5	9.1
Rest of the world	107.5	60.9	0.5	13.4
	477.5	284.8	57.6	34.8
Unallocated items		33.8
	477.5	318.6	57.6	34.8

All segments are continuing operations.

2.                                      Net operating charges

	Existing businesses 2004	Acquisitions 2004	Total 2004
	£m	£m	£m
Changes in inventories of finished goods and work-in-progress	0.3	0.1	0.4
Raw materials and consumables	208.0	0.9	208.9
Personnel expenses (Note 5)	117.9	1.7	119.6
Depreciation and other amounts written off property, plant and equipment	22.1	0.3	22.4
Other operating charges	74.8	1.8	76.6
Net operating charges excluding amortisation	423.1	4.8	427.9

Profit from operations is stated after charging:
Auditors’ remuneration:
Audit – statutory reporting	0.6	—	0.6
Further assurance services	0.2	—	0.2
Tax services	0.3	—	0.3
Amortisation and other amounts written off intangible assets	—	0.5	0.5

Hire of plant and machinery – rentals payable under operating leases	0.9	—	0.9

3.                                      Net finance cost

2004
£m
Finance income
Bank deposits	0.8
Other finance income	0.1
Expected return on pension scheme assets	7.2
8.1
Finance cost
Parent company financing	(2.8)
Interest on pension scheme liabilities	(7.1)
(9.9)

4.                                      Income tax expense

2004
£m
Components of tax expense
Current tax	18.7
Prior years’ tax	(2.9)
Double tax relief	(0.6)
Deferred tax	(1.9)
Taxes on equity items	1.3
Income tax expense	14.6

Factors affecting tax charge for the year

Filtrona operates across the world and is subject to income tax in many different jurisdictions. Filtrona calculates its average expected tax rate as a weighted average of the national tax rates in the tax jurisdictions in which it operates.

2004
£m
Profit before income tax	47.3
Tax at weighted average	15.4
Effects of:
Permanent disallowables	0.8
Overseas state and local tax	1.1
Unrelieved tax losses	0.5
Prior year adjustments	(2.9)
Other items	(0.3)
Income tax expense	14.6

Factors affecting future tax charge

The tax charge for the year is not indicative of the future as the capital structure of Filtrona after Demerger is likely to be different from the historic capital structure. The future effective tax rate is likely to be higher and equate more closely to the statutory tax rates of the countries in which Filtrona’s principal operations are located.

5.                                      Personnel expenses

2004
£m
Wages and salaries	101.2
Social security costs	11.8
Pension costs (Note 18)	5.5
Share option charge	1.1
119.6

6.                                      Earnings per share

	2004
	£m
Profit for the year attributable to Bunzl	31.5
Adjustment*	0.5
Adjusted profit for the year attributable to Bunzl	32.0

Ordinary shares in issue (million)	220.0

Basic earnings per share	14.3	p
Adjustment*	0.2	p
Adjusted earnings per share	14.5	p

Basic and adjusted earnings per share are calculated by dividing the profit attributable to Bunzl by 220.0 million Filtrona shares, which is the number expected to be in issue at the point of Demerger.

Adjusted earnings per share is provided to reflect the underlying earnings performance of Filtrona.

*                                         The adjustment relates to intangible amortisation.

7.                                      Property, plant and equipment

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
Cost or deemed cost
Beginning of year	43.5	214.4	37.4	295.3
Acquisitions	1.7	3.0	0.2	4.9
Additions	2.7	24.0	8.1	34.8
Disposals	(1.2)	(7.6)	(2.1)	(10.9)
Impairment	(2.3)	—	—	(2.3)
Currency translation	(1.8)	(7.0)	(2.3)	(11.1)
End of year	42.6	226.8	41.3	310.7
Depreciation
Beginning of year	8.7	120.6	22.8	152.1
Charge in year	1.4	15.6	3.1	20.1
Disposals	(0.2)	(7.2)	(2.0)	(9.4)
Currency translation	(0.4)	(3.4)	(0.8)	(4.6)
End of year	9.5	125.6	23.1	158.2
Net book value at 31 December 2004	33.1	101.2	18.2	152.5

8.                                      Intangible assets

	Goodwill	Customer lists	Total
	£m	£m	£m
Cost
Beginning of year	48.2	—	48.2
Additions	5.6	15.5	21.1
Currency translation	(1.1)	0.6	(0.5)
End of year	52.7	16.1	68.8
Amortisation
Beginning of year	11.1	—	11.1
Charge in year		0.5	0.5
Currency translation	(0.4)	—	(0.4)
End of year	10.7	0.5	11.2
Net book value at 31 December 2004	42.0	15.6	57.6

Filtrona has capitalised customer lists on acquisition since 1 January 2004.

9.                                      Inventories

2004
£m
Raw materials and consumables	21.3
Work-in-progress	2.7
Finished goods and goods for resale	29.3
53.3

The amount of inventories held at net realisable value and amounts recognised as income from the reversal of write-downs was not significant.

10.                               Trade and other receivables

2004
£m
Trade receivables	64.2
Other receivables	8.5
Prepayments and accrued income	5.3
78.0
Trade receivables are stated after provision for doubtful debts of	3.2

11.                               Cash and cash equivalents

2004
£m
Bank balances	29.6
Call deposits	1.7
Cash and cash equivalents	31.3
Bank overdrafts	(1.6)
Cash and cash equivalents in the cash flow statement	29.7

12.                               Trade and other payables

2004
£m
Trade payables	34.7
Other tax and social security contributions	2.1
Other payables	16.3
53.1

13.                               Interest bearing loans and borrowings

This note provides information about Filtrona’s interest bearing loans and borrowings. For more information about Filtrona’s exposure to interest rate and currency risk see note 14.

2004
£m
Non-current liabilities
Unsecured bank loans	0.3
Parent company financing	148.3
148.6
Current liabilities
Unsecured non-bank loan	1.1

Terms and debt repayment schedule

					2004
	< 1 yr	1-2 yrs	2-5 yrs	> 5 yrs	Total
	£m	£m	£m	£m	£m
Unsecured non-bank loan	1.1	—	—	—	1.1
Unsecured bank loans	—	0.1	0.2	—	0.3
	1.1	0.1	0.2	—	1.4
Parent company financing					148.3
					149.7

The parent company financing does not have defined repayment terms.

14.                               Financial instruments

Interest rate risk profile of financial assets and liabilities

Financial assets consist of cash at bank and in hand, and short term cash deposits repayable and not repayable on demand. Interest rates on short term cash deposits not repayable on demand are set for periods ranging from one day to three months. Financial assets at 31 December 2004 were £31.3m of which 22% were denominated in sterling, 10% were denominated in US dollars, 32% were denominated in euro and 36% were denominated in other currencies.

The interest charge on parent company financing has been calculated at an interest rate reflecting the effective interest charge that the Bunzl Group incurred during the year of this report.

Maturity of financial liabilities

The maturity of financial liabilities at 31 December was:

2004
£m
Within one year	2.7
After one year but within two years	0.1
After two years but within five years	0.2
After five years	—
3.0
Parent company financing	148.3
151.3

The parent company financing does not have defined repayment terms.

15.                               Deferred tax

Deferred tax assets and liabilities are attributable to the following:

	Assets	Liabilities	Net
	£m	£m	£m
Property, plant and equipment	(0.3)	11.7	11.4
Intangible assets	—	5.5	5.5
Employee benefits	(8.8)	—	(8.8)
Other	(4.1)	6.0	1.9
Tax (assets)/liabilities	(13.2)	23.2	10.0
Set off of tax	10.2	(10.2)	—
Net tax (assets)/liabilities	(3.0)	13.0	10.0

Movements in temporary differences in the year

Total
£m
Beginning of year	6.4
Credit to the income statement	(1.9)
Acquisitions	5.6
Currency translation	(0.1)
End of year	10.0

Deferred tax has been accounted for in respect of future remittances of the accumulated reserves of overseas subsidiary undertakings only to the extent that such distributions are accrued as receivable. Deferred income tax liabilities have not been established for the withholding tax and other tax that would be payable on the unremitted earnings of overseas subsidiaries, as such amounts are currently regarded as permanently reinvested. A deferred tax asset of £0.7m has not been recognised in respect of capital losses as the realisation of this deferred tax asset is not considered probable.

16.                               Provisions for liabilities and charges

	Discontinued operations	Other	Total
	£m	£m	£m
Movements
Beginning of year	0.5	3.5	4.0
Charged to the income statement	—	2.3	2.3
Acquisitions	—	0.2	0.2
Utilised	(0.1)	(0.5)	(0.6)
Currency translation	(0.1)	(0.2)	(0.3)
End of year	0.3	5.3	5.6
Non-current	0.2	3.5	3.7
Current	0.1	1.8	1.9
	0.3	5.3	5.6

Other provisions relate primarily to vacant properties, workers’ compensation claims, legal claims and environmental clean up costs and are expected to be utilised in the near future.

17.                               Directors’ remuneration

Mr M J Harper and Mr S W Dryden are the only existing directors of Filtrona International Limited who will continue to act as directors of Filtrona following the Demerger. Details of their remuneration is as follows:

	Salary	Annual cash bonus	Benefits	Total
	£000	£000	£000	£000
M J Harper	285.0	72.8	18.6	376.4
S W Dryden	129.8	25.2	9.3	164.3

	Accrued benefits at 31.12.03 or date of appointment whichever is the later	Accrued benefits at 31.12.04 or date of retirement whichever is the earlier	Transfer value of accrued benefits at 31.12.03 or date of appointment whichever is the later	Change in transfer value of accrued benefits during the year, after deducting contributions made by the director during the year	Transfer value of accrued benefits at 31.12.04 or date of retirement whichever is the earlier
	£	£	£	£	£
M J Harper	100,292	116,219	1,095,828	292,228	1,413,706
S W Dryden	14,578	16,958	62,567	14,025	83,680

18.                               Employee benefits

Filtrona employees are members of Bunzl’s defined benefit and defined contribution pension schemes. Bunzl intends that Filtrona will assume the liabilities of its employees and former employees with respect to these schemes and that assets will transfer from the Bunzl schemes to successor Filtrona schemes.

Trustees administer the schemes and the assets are held independently from Bunzl.

Pension costs of the defined benefit schemes are assessed in accordance with the advice of independent professionally qualified actuaries. Full triennial actuarial valuations were carried out on the principal European defined benefit schemes in April 2003 and annual actuarial valuations are performed on the principal US defined benefit schemes. The assets and liabilities of the defined benefit schemes have been updated to the balance sheet date from the most recent actuarial valuations taking account of the investment returns achieved by the schemes and the level of contributions.

Liabilities are split between Filtrona and Bunzl on the basis of employment. Scheme assets have been split in the same proportion as liabilities.

Contributions to all schemes are determined in line with actuarial advice, local conditions and practices. Defined benefit contributions in 2005 are expected to be £4.5 million, which consists of payments to fund future service accruals and contributions to amortise the deficit in respect of past service.

The amounts included in the special purpose combined financial statements in respect of arrangements in Europe and the US are as follows:

2004
£m
Amounts charged to operating profit
Defined contribution schemes	2.6
Defined benefit schemes:
Service cost	2.9
Total operating charge	5.5
Amounts included as finance (income)/cost
Expected return on scheme assets	(7.2)
Interest on scheme liabilities	7.1
Net financial return	(0.1)
5.4

2004
£m
Amounts recognised in the statement of changes in total equity
Actual return less expected return on scheme assets	2.7
Experience loss on scheme liabilities	(0.4)
Impact of changes in assumptions relating to the present value of scheme liabilities	(7.0)
Actuarial loss	(4.7)

The principal assumptions used by the independent qualified actuaries for the purposes of IAS 19 were:

	Europe 2004	US 2004
Rate of increase in salaries	3.75%	4.0%
Rate of increase in pensions	2.75%	—
Discount rate	5.3%	6.0%
Inflation rate	2.75%	2.5%
Expected return on scheme assets	6.2%	8.5%

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not be borne out in practice.

The fair value of scheme assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme liabilities, which are derived from cash flow projections over long periods and are therefore inherently uncertain, are:

	Long term rate of return	Europe 2004 Value	Long term rate of return	US 2004 Value	Total 2004 Value
		£m		£m	£m
Equities	7.0%	57.0	9.8%	16.6	73.6
Bonds	4.8%	29.9	5.8%	8.2	38.1
Other	4.4%	3.3		—	3.3
Fair value of scheme assets		90.2		24.8	115.0
Present value of scheme liabilities		(113.7)		(29.5)	(143.2)
Retirement benefit obligations		(23.5)		(4.7)	(28.2)

Movement in fair value of scheme assets/(obligation liabilities) during the year

	Scheme assets 2004	Scheme obligation liabilities 2004	Total 2004
	£m	£m	£m
Beginning of the year	98.5	(123.8)	(25.3)
Service cost		(2.9)	(2.9)
Contributions	5.5	(0.8)	4.7
Actuarial gains/(losses)	2.7	(7.4)	(4.7)
Finance income/(cost)	7.2	(7.1)	0.1
Benefits paid	(4.2)	4.2	—
Changes in scheme coverage	7.3	(7.5)	(0.2)
Currency translation	(2.0)	2.1	0.1
End of year	115.0	(143.2)	(28.2)

	% of scheme assets/ liabilities	2004
		£m
Experience gains and losses
Difference between actual and expected return on scheme assets	3	2.7
Experience loss on scheme liabilities	—	(0.4)
Amounts recognised in the statement of changes in total equity	(3)	(4.7)

Share based payments

During the year certain key management personnel and senior employees were entitled to participate in share option schemes of Bunzl. A charge of £1.1m has been made on Filtrona in respect of these schemes in accordance with IFRS 2 “Share based payments”. Since it is a charge related to shares in Bunzl it is not indicative of what the share charge will be going forward and therefore the disclosures required by IFRS 2 have not been given.

19.                               Operating lease commitments

2004
£m
At 31 December Filtrona had the following commitments under non-cancellable operating leases:
Expiring within one year	1.6
Expiring between one and five years	2.5
Expiring after five years	0.3
4.4

20.                               Cash inflow from operating activities

2004
£m
Profit for the year	32.7
Intangible amortisation	0.5
Net finance cost	1.8
Income tax	14.6
Operating profit before intangible amortisation	49.6
Adjustments for non-cash items:
Depreciation	20.1
Share option charge	1.1
Impairment of property, plant and equipment	2.3
Other items	2.5
Increase in inventories	(5.7)
Increase in trade and other receivables	(8.5)
Increase in trade and other payables	4.8
Other cash movements	(2.1)
Cash inflow from operating activities	64.1

21.                               Acquisitions

On acquisition the assets and liabilities of the businesses acquired were adjusted to reflect their fair values to Filtrona. The fair value adjustments are provisional and subject to finalisation for up to one year from the date of acquisition.

The principal fair value adjustments are as follows:

The adjustment to payables reflects their estimated settlement value.

The adjustment to deferred tax includes amounts relating to the reassessment of potential liabilities that were not fully recognised on acquisition.

The principal acquisition made during 2004 was Skiffy, which Filtrona acquired in March.

The acquisition was accounted for under the purchase method of accounting and contributed £2.3m to operating profit before intangible amortisation in 2004.

		Provisional fair value adjustments
	Book value at acquisition	Revaluation	Consistency of accounting policy	Fair value of assets acquired
	£m		£m	£m
A summary of the effect of acquisitions is detailed below:
Property, plant and equipment	4.9	—	—	4.9
Inventories	1.8	—	—	1.8
Receivables	2.2	—	—	2.2
Payables	(0.9)	(0.7)	—	(1.6)
Cash and cash equivalents	0.9	—	—	0.9
Income tax	(0.1)	—	—	(0.1)
Provisions	(0.2)	—	—	(0.2)
Deferred tax	—	—	(5.6)	(5.6)
	8.6	(0.7)	(5.6)	2.3
Customer lists				15.5
Goodwill				5.6
Consideration				23.4
Satisfied by:
Cash consideration				23.4
The net cash outflow in the period in respect of purchase of businesses comprised:
Cash consideration				23.4
Cash and cash equivalents acquired				(0.9)
Net cash outflow in respect of purchase of businesses				22.5

22.                               Post balance sheet events

On 28 February 2005 the Bunzl Board announced its proposal to demerge the Filtrona Business to Bunzl Shareholders. Filtrona plc was incorporated on 5 May 2005 and will be the parent company of the Filtrona Group following the Demerger.

Filtrona’s participation in the Bunzl UK Pension Schemes will cease from the Demerger date. The parties have agreed that the assets and liabilities of the Bunzl UK Pension Schemes should, insofar as they relate to employees and former employees of the Filtrona Business, be transferred to new pension schemes established by Filtrona.

The Trustees of the Bunzl UK Pension Schemes have agreed to the above transfer on the basis of the following:

•                                          Bunzl plc will pay, prior to the Demerger, special contributions into the Bunzl UK Pension Schemes totalling £4.75 million. These payments, which are in line with the scheme actuaries’ calculations dated 11 May 2005, will be inclusive of any amount that might become due from Filtrona companies on their ceasing to participate in the Bunzl UK Pension Schemes.

•                                          Filtrona plc will accelerate contributions to a level which is expected to eliminate the deficits of the Filtrona Pension Schemes, calculated on an ongoing basis using current actuarial assumptions, over a maximum period of 10 years after the Demerger. This would increase the payments from their current level by approximately £0.5 million per annum (based on current valuations).

23.                               Explanation of transition to IFRS

As stated in the IFRS accounting policies, these are Filtrona’s first financial statements prepared in accordance with IFRS.

The accounting policies mentioned on pages 68 to 73 of this document have been applied in preparing the special purpose combined financial statements for the year ended 31 December 2004 and in the preparation of an opening IFRS balance sheet at 1 January 2004 (Filtrona’s date of transition).

In preparing its opening IFRS balance sheet, Filtrona has adjusted amounts reported in Part 5 of this document which were prepared in accordance with its old basis of accounting (UK GAAP). An explanation of how the transition from UK GAAP to IFRS has affected Filtrona’s financial position and cash flows is set out in the following tables and the notes that accompany the tables.

Combined balance sheet

		At 31 December 2004			At 1 January 2004
	Notes	UK GAAP	Effect of IFRS	IFRS	UK GAAP	Effect of IFRS	IFRS
		£m	£m	£m	£m	£m	£m
Assets
Property, plant and equipment		152.5	—	152.5	143.2	—	143.2
Intangible assets	(a)	51.8	5.8	57.6	37.1	—	37.1
Deferred tax assets	(b)	—	3.0	3.0	—	1.8	1.8
Total non-current assets		204.3	8.8	213.1	180.3	1.8	182.1
Inventories		53.3	—	53.3	47.4	—	47.4
Income tax receivable		0.5	—	0.5	0.6	—	0.6
Trade and other receivables		78.0	—	78.0	68.2	—	68.2
Cash and cash equivalents		31.3	—	31.3	25.0	—	25.0
Total current assets		163.1	—	163.1	141.2	—	141.2
Total assets		367.4	8.8	376.2	321.5	1.8	323.3
Equity
Revaluation reserve	(g)	—	—	—	1.3	(1.3)	—
Translation reserve	(g)	—	(1.5)	(1.5)	—	—	—
Retained earnings	(g)	92.2	0.5	92.7	86.4	(0.3)	86.1
Total equity attributable to Bunzl		92.2	(1.0)	91.2	87.7	(1.6)	86.1
Minority interests	(c)	3.7	0.2	3.9	2.8	0.2	3.0
Total equity		95.9	(0.8)	95.1	90.5	(1.4)	89.1
Liabilities
Interest bearing loans and borrowings		148.6	—	148.6	117.5	—	117.5
Retirement benefit obligations	(b)	19.6	8.6	28.2	17.5	7.8	25.3
Other payables		3.1	—	3.1	2.7	—	2.7
Provisions	(d)	5.6	(1.9)	3.7	4.0	(1.3)	2.7
Deferred tax liabilities	(b), (f)	11.8	1.2	13.0	12.6	(4.4)	8.2
Total non-current liabilities		188.7	7.9	196.6	154.3	2.1	156.4
Bank overdrafts		1.6	—	1.6	2.5	—	2.5
Interest bearing loans and borrowings		1.1	—	1.1	0.9	—	0.9
Income tax payable		11.3	—	11.3	9.6	—	9.6
Trade and other payables	(c)	53.3	(0.2)	53.1	50.2	(0.2)	50.0
Provisions	(d)	—	1.9	1.9	—	1.3	1.3
Accruals and deferred income		15.5	—	15.5	13.5	—	13.5
Total current liabilities		82.8	1.7	84.5	76.7	1.1	77.8
Total liabilities		271.5	9.6	281.1	231.0	3.2	234.2
Total equity and liabilities		367.4	8.8	376.2	321.5	1.8	323.3

Combined income statement

for the year ended 31 December 2004

		2004
	Notes	UK GAAP	Effect of IFRS	IFRS
		£m	£m	£m
Revenue
Existing businesses		470.4	—	470.4
Acquisitions		7.1	—	7.1
Total revenue		477.5	—	477.5
Operating profit before intangible amortisation
Existing businesses	(e)	51.9	(4.6)	47.3
Acquisitions		2.3	—	2.3
Total operating profit before intangible amortisation		54.2	(4.6)	49.6
Intangible amortisation	(a)	(3.0)	2.5	(0.5)
Operating profit before financing and income tax		51.2	(2.1)	49.1
Finance income		8.1	—	8.1
Finance cost		(9.9)	—	(9.9)
Profit before income tax		49.4	(2.1)	47.3
Profit before income tax and intangible amortisation		52.4	(4.6)	47.8
Income tax	(f)	(15.4)	0.8	(14.6)
Profit for the year		34.0	(1.3)	32.7
Attributable to:
Bunzl: as the equity holder in Filtrona		32.8	(1.3)	31.5
Minority interests		1.2	—	1.2
Profit for the year		34.0	(1.3)	32.7

Cash flow

Short term bank deposits of £1.7 million (1 January 2004: £2.8 million) that are an integral part of Filtrona’s cash management were classified as financing cash flows under UK GAAP have been reclassified as cash and cash equivalents under IFRS. There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under UK GAAP.

Notes

(a)                                  Filtrona has applied IFRS to all business combinations that have occurred since 1 January 2004. Under IFRS Filtrona has to separately value certain other intangible assets acquired from goodwill. As a result Filtrona recognised £15.5 million as customer lists and £5.6 million as goodwill acquired in the year. Additionally under IFRS goodwill is no longer amortised but is tested annually for impairment. Customer lists are being amortised over their useful economic lives. Under IFRS Filtrona provided a £5.6 million deferred tax liability in respect of customer lists acquired in the year. This resulted in additional goodwill being recognised on acquisition.

(b)                                 Under IFRS Filtrona can no longer present the retirement benefit obligations net of deferred tax. This increases deferred tax assets and retirement benefit obligations by £8.4 million (1 January 2004: £7.8 million). Additionally Filtrona now has to account for deferred tax on the share option charge and accordingly a deferred tax asset of £0.2 million (1 January 2004: £0.3 million) has been recognised. Previously tax was only recognised on the shares when they were exercised. Under UK GAAP deferred tax is shown net on the balance sheet. Under IFRS the assets and liabilities are required to be shown separately (net of any allowable offsets) and therefore £5.6 million (1 January 2004: £6.3 million) has been reclassified as deferred tax assets and liabilities.

(c)           Under IFRS accruals cannot be made for dividends declared after the balance sheet date. Hence dividends payable to minorities of £0.2 million (1 January 2004: £0.2 million) made after the balance sheet date have been adjusted.

(d)           Under IFRS provisions have been split between less than one year and more than one year.

(e)           The following is an analysis of differences relating to operating profit before intangible amortisation:

	Notes		2004
			£m
Share option charge		(i)	1.1
Property impairment 1		(ii)	1.3
Property impairment 2		(iii)	1.0
Fair value adjustments related to prior year acquisitions		(iii)	1.2
			4.6

(i)            IFRS requires Filtrona to account for a charge for the fair value of options and other share based incentives granted to employees.

(ii)           Under UK GAAP Filtrona revalued downwards a property that had previously been revalued. Under IFRS this property was held at deemed cost at 1 January 2004 and consequently the property has been impaired through the income statement.

(iii)          Under UK GAAP Filtrona was permitted to take fair value adjustments to goodwill for up to the end of the following financial year from the date of aquisition. Under IFRS Filtrona is only permitted to do this for up to one year after the date of acquisition and consequently £2.2 million was charged to the income statement.

(f)            The principal difference to the income tax charge is the release of deferred tax liability in respect of the property impairment.

(g)           The effect of the above differences on retained earnings is as follows:

	31 December 2004	1 January 2004
	£m	£m
Reclassification of revaluation reserve	—	1.3
Deferred tax on share options	0.2	0.3
Previously unprovided deferred tax on properties	(1.2)	(1.9)
Currency movements reclassified to translation reserve	1.5	—
	0.5	(0.3)

Yours faithfully

KPMG Audit Plc

PART 7

RISK FACTORS

Filtrona’s business, financial position, results of operation, growth, strategies or dividend policy could be materially adversely affected by risks, including any of those set out below. These risks could also have an adverse effect on the trading price of the Filtrona Shares.

The risks described below are not the only risks faced by Filtrona. Additional risks not presently known to Filtrona or that the Directors currently deem immaterial may also impair Filtrona’s business operations.

This Part 7 should be read in conjunction with the rest of this document.

1.             Fluctuations in exchange rates

Filtrona may be adversely affected by fluctuations in exchange rates. The consolidated results of Filtrona’s operations are accounted for in pounds sterling but the majority of Filtrona’s sales are made and income earned in US dollars and other foreign currencies. Movements in exchange rates used to translate foreign currencies into sterling may have a significant impact on Filtrona’s reported results of operations from year to year. This has been most noticeable recently in subsidiaries based in the US, due to the weakening of the US dollar against sterling, and has adversely affected the consolidated results in sterling in the 2002, 2003 and 2004 financial years.

2.             Effective tax rate

The most recent effective tax rate for Filtrona in the Accountants’ Report contained in Part 5 of this document is close to 31%. This rate is not indicative of the future as the capital structure of Filtrona after the Demerger will be different from the historic capital structure. The future effective tax rate is likely to be higher and equate more closely to the statutory tax rates of the countries in which Filtrona’s principal operations are located.

3.             Ability to complete acquisitions and successfully integrate operations of acquired businesses

A portion of Filtrona’s historic growth has been achieved through the acquisition of businesses. The rate of any future growth that Filtrona may achieve may in part be dependent on making additional acquisitions. Whilst Filtrona has in the past made and successfully integrated a number of acquisitions, there can be no assurance that Filtrona will be able to identify, complete and integrate successfully suitable acquisitions in the future.

4.             Relationship with the tobacco industry

A significant part of Filtrona’s business relates to the supply of cigarette filters and tear tape to manufacturers in the tobacco industry. Accordingly the future performance of Filtrona’s cigarette filters and tear tape businesses may be affected by changes in conditions within those sections of the tobacco industry which they supply, such as changes in consumption of cigarettes, changes in demand for different types of cigarette and changes in regulations affecting cigarettes. Whilst Filtrona has no history of involvement in tobacco related litigation, it could be adversely affected by the incidence of such litigation.

The Directors have no reason to believe that regulation specific to the tobacco industry is likely to cause a material adverse change in demand for Filtrona’s cigarette filters and tear tape.

5.             Product liability claims

Like any other manufacturer, Filtrona faces the inherent risk of exposure to product liability claims if the products Filtrona supplies fail to meet specification or the required standard.

Filtrona has, and the Directors believe that the companies Filtrona has acquired have had, product liability insurance at levels thought to be appropriate in relation to the products manufactured or sold by Filtrona, with the exception of cigarette filters, for which product liability insurance, as for other cigarette components, is not available. However, there can be no guarantee that this insurance will continue to be available at reasonable cost or at all, or will be adequate to cover product liability claims against Filtrona. If Filtrona does not have adequate insurance, product liability claims and costs associated with product recalls, including loss of business, could have a material adverse effect on Filtrona’s business, operating results and financial position. Filtrona is not and has not been a party to or otherwise involved in any litigation in relation to its cigarette filters.

6.             Unfavourable economic conditions or other developments and risks in the countries in which Filtrona operates

Filtrona’s business strategy has involved and continues to involve manufacture in low cost production locations. Filtrona may be adversely affected by political and economic conditions in some of these production locations. Transition towards these locations may also give rise to other execution risks normally associated with such moves, including delays to the start of production and the establishment of new distribution channels and other unforeseen factors.

7.             Disruption to distribution or production facilities and information systems

Filtrona would be adversely affected if there was a significant failure of one or more of its major distribution or production facilities or of a major part of its supply chain. Disruptions may be caused by industrial disputes, fire, information systems disruption or other material business disruption. Many of the manufacturing processes of Filtrona are carried out in more than one location and hence Filtrona has the ability to mitigate this risk in part by meeting production requirements with the use of alternative manufacturing sites.

8.             Customer base

In some of Filtrona’s businesses the market, and hence the customer base, is relatively concentrated. This is true primarily of Filtrona’s cigarette filter and tear tape businesses. Should the customers of Filtrona in those businesses decide to satisfy their requirements internally or from other suppliers, and if Filtrona were unable to win other customer orders, this could result in a significant loss of business and a resulting adverse effect on Filtrona’s operating results. In the cigarette filter business, there does not appear to be a clear trend among customers as both self-manufacture and outsourcing decisions have occurred in recent years.

PART 8

ADDITIONAL INFORMATION

1.             Responsibility statement

The Directors of the Company, whose names appear on page 98 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of those Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.             Incorporation and registered office of the Company

2.1          The Company was incorporated and registered in England and Wales as a public limited company on 5 May 2005 under the Companies Act with registered number 5444653. On 6 May 2005 the Company obtained a certificate to commence business under section 117 of the Companies Act. The principal legislation under which the Company operates is the Companies Act and regulations made thereunder.

2.2          The Company’s registered office and principal place of business is at Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU.

2.3          The Company has not traded since incorporation.

2.4          The Company is to be the holding company of Filtrona International Limited and other Filtrona subsidiaries with effect from the Demerger.

3.             Share capital and capital history of the Company

3.1          On incorporation, the authorised share capital of the Company was £87,500,000 divided into:

(a)           699,600,000 ordinary shares of 12 1/2 pence each, of which one was issued for cash consideration at par to each of David Williams and Paul Hussey, the subscribers to the Company’s Memorandum of Association; and

(b)           50,000 redeemable preference shares of £1 each, none of which was issued.

3.2          On 6 May 2005 50,000 redeemable preference shares of £1 each were issued fully paid to Bunzl plc and on 11 May 2005 all such shares were redeemed at par and cancelled from the Company’s issued share capital.

3.3          On 11 May 2005 four ordinary shares of 12 1/2 pence each were issued for cash consideration to each of David Williams and Paul Hussey.

3.4          By ordinary and special resolutions passed on 13 May 2005:

(a)           the 50,000 unissued redeemable preference shares of £1 each in the authorised capital of the Company were redesignated as 80,000 ordinary shares of 62 1/2 pence each;

(b)           the 699,599,990 unissued ordinary shares of 12 1/2 pence each in the authorised capital of the Company were redesignated as 139,919,998 ordinary shares of 62 1/2 pence each;

(c)           the issued share capital of the Company comprising 10 ordinary shares of 12 1/2 pence each was consolidated on the basis that every five issued ordinary shares of 12 1/2 pence each were consolidated into one ordinary share of 62 1/2 pence each;

(d)           the authorised share capital of the Company was increased from £87,500,000 to £625,000,000 by the creation of an additional 860,000,000 ordinary shares of 62 1/2 pence each;

(e)           the Filtrona Articles (as summarised in paragraph 4 of this Part 8) were adopted;

(f)            the Directors were generally and unconditionally authorised, in accordance with section 80 of the Companies Act, to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the Companies Act):

(i)            up to an aggregate nominal amount of £276,250,000 representing the allotment of up to 442,000,000 Filtrona Shares for the purposes of the Demerger; and

(ii)           subject to and conditional upon Admission, up to an additional aggregate nominal amount equal to £90,834,000, to be reduced to £18,167,000 upon confirmation by the Court of the Reduction of Capital;

such authority to expire at the conclusion of the first annual general meeting of the Company save that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement;

(g)           the Directors were generally empowered, pursuant to section 95 of the Companies Act, to allot equity securities (within the meaning of section 94(2) of the Companies Act) for cash pursuant to the authority referred to in sub-paragraph (f)(ii) above as if section 89(1) of the Companies Act did not apply to any such allotment, provided that this power is limited to:

(i)            the allotment of equity securities in connection with an issue in favour of the holders of Filtrona Shares on the register of members at such record date or dates as the Directors may determine for the purpose of any issue where the equity securities respectively attributable to the interests of the holders of Filtrona Shares are proportionate (as nearly as may be) to the respective numbers of Filtrona Shares held by them at any such record date or dates so determined provided that the Directors may make such arrangements or exclusions as they consider necessary or expedient in respect of fractional entitlements or legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii)           the allotment (otherwise than pursuant to sub-paragraph (g)(i) above) of equity securities up to an aggregate nominal amount of £2,725,000,

such power to expire on the conclusion of the first annual general meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement.

The disapplication will give the Directors flexibility to issue shares for cash following Admission. No such issue is presently contemplated;

(h)           subject to and conditional upon Admission every two Filtrona Shares of nominal value 62 1/2 pence each shall be consolidated into one Filtrona Share of nominal value 125 pence each and fractional entitlements to Filtrona Shares arising on the consolidation shall be aggregated and sold and the aggregate proceeds (net of any commissions, dealing costs and administrative expenses) shall be remitted to the relevant shareholders proportionately to their fractional entitlements (save that, in the event that any shareholder’s entitlement is, when aggregated with his equivalent entitlement in respect of the Bunzl Share Consolidation, less than £3, that shareholder’s entitlement shall be retained by the Company);

(i)            subject to and conditional upon Admission and to the Share Consolidation being approved, and to confirmation by the Court of the Reduction of Capital, the Company was generally and unconditionally authorised to make one or more market purchases (within the meaning of section 163(3) of the Companies Act) on the London Stock Exchange of Filtrona Shares provided that:

(i)            the maximum aggregate number of Filtrona Shares authorised to be purchased is 21,800,000;

(ii)           the minimum price which may be paid for Filtrona Shares is 25 pence per share (exclusive of expenses);

(iii)          the maximum price (exclusive of expenses) which may be paid for a Filtrona Share is not more than 5% above the average of the middle market quotations for a Filtrona Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Filtrona Share is purchased;

(iv)          unless previously revoked, varied or extended, the authority conferred shall expire at the conclusion of the first annual general meeting of the Company or, if earlier, on 10 November 2006, save that the Company may make a contract or contracts to purchase Filtrona Shares under the authority conferred prior to the expiry of such authority that will or may be executed wholly or partly after the expiry of such authority and may make a purchase of Filtrona Shares in pursuance of any such contract or contracts; and

(j)            conditional upon Admission and the Filtrona Share Consolidation becoming effective the nominal value of each Filtrona Share shall be reduced from 125 pence to 25 pence.

3.5          At completion of the Demerger, the Company will allot and issue Filtrona Shares to Bunzl Shareholders on the Bunzl Share Register on the basis of one Filtrona Share for each Bunzl Share held at the Demerger Record Time, save that the number of Filtrona Shares to be allotted and issued to each of David Williams and Paul Hussey as Bunzl Shareholders will be reduced by the number of Filtrona Shares held by them (being one Filtrona Share each) so that upon the Demerger becoming effective all holders of Filtrona Shares (including David Williams and Paul Hussey) will hold one Filtrona Share for each Bunzl Share held at the Demerger Record Time.

3.6          The Company’s authorised share capital as at 16 May 2005, the latest practicable date prior to the publication of this document, was £625,000,000 comprising 1,000,000,000 Filtrona Shares of nominal value 62 1/2 pence each. The Company’s issued and fully paid share capital as at that date was two Filtrona Shares. Immediately following Admission it is expected that the Company’s issued share capital will be approximately 220,000,000 Filtrona Shares. This is based on the number of Bunzl Shares in issue on 16 May 2005 (the latest practicable date prior to the publication of this document) plus an estimate of the maximum number of additional Bunzl Shares that may be issued prior to the Demerger Record Time.

3.7          Immediately prior to Admission and the Filtrona Share Consolidation, up to 440,000,000 Filtrona Shares of nominal value 62 1/2 pence each will be issued pursuant to the Demerger. The Company’s authorised and issued share capital on and following Admission and the Filtrona Share Consolidation will be:

	Authorised share capital		Issued and fully paid share capital
	Number	Aggregate nominal amount	Number	Aggregate nominal amount
On Admission(1)(2)

Ordinary shares of nominal value 125 pence each	500,000,000	£625,000,000	220,000,000	£275,000,000

Notes:

(1)           The Filtrona Share Consolidation occurs on Admission.

(2)           The above figures are based on the number of Bunzl Shares in issue on 16 May 2005 plus an estimate of the maximum number of additional Bunzl Shares that may be issued prior to the Demerger Record Time.

3.8          Save as disclosed in paragraphs 3.1, 3.2, 3.3 and 3.4 above and in paragraphs 6, 7 and 8 below, since the date of its incorporation no share or loan capital of the Company has been issued or agreed to be issued, or is now proposed to be issued, for cash or any other consideration and no commissions, discounts, brokerages or other special terms have been granted by the Company in connection with the issue or sale of any such capital. At the date of this document the Company has no subsidiaries and, accordingly, there has been no material issue of share or loan capital by any subsidiary undertaking of the Company for cash or other consideration.

3.9          Save in respect of the Filtrona Share Incentive Plans (see paragraph 8 below), it has not been agreed that any authorised share or loan capital of the Company will, following Admission, be subject to any option.

3.10        The Company will be subject to the continuing obligations of the UKLA with regard to the issue of shares for cash. The provisions of section 89 of the Companies Act (which confer on the Filtrona Shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash other than by way of allotment to employees under an employees’ share scheme as defined in section 743 of the Act) apply to the authorised but unissued share capital of the Company (in respect of which the Directors have authority to make allotments pursuant to section 80 of the Act as referred to in sub-paragraph 3.4(f) above) except to the extent such provisions have been disapplied as referred to in paragraph 3.4(g) above.

3.11        The Filtrona Shares will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the Filtrona Shares.

3.12        No Filtrona Shares have been marketed to, nor are available for purchase in whole or part by, the public in the United Kingdom or elsewhere in conjunction with the Demerger. This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in the Company.

3.13        Those Bunzl Shareholders who hold share certificates in respect of Bunzl Shares will receive share certificates in respect of their consolidated Filtrona Shares. Share certificates are expected to be despatched by the Registrar by 16 June 2005. Temporary documents of title will not be issued. All transfers between the date on which dealings in Filtrona Shares begin and the date on which share certificates in respect of Filtrona Shares are despatched will be certified against the Filtrona Share Register. Share certificates will not be renounceable.

4.             Summary of the Memorandum and Articles of Association

4.1          Memorandum of Association

The principal objects of the Company are to act as a holding company and to carry on any trade or business whatsoever. The objects of the Company are set out in full in clause 3 of the memorandum of association which is available for inspection at the address specified in paragraph 24 below.

4.2          Articles of Association

The Filtrona Articles, adopted on 13 May 2005, conditional upon the Demerger becoming effective and Admission, include provisions to the following effect:

(a)          Rights Attaching to Filtrona Shares

(i)           Share capital

The authorised share capital of the Company is £625,000,000 divided into 1,000,000,000 ordinary shares of 62 1/2 pence each.

(ii)          Share rights

Subject to applicable statutes (in this paragraph the “Companies Acts”), any resolution passed by the Company under the Companies Acts and other shareholders’ rights, shares may be issued with such rights and restrictions as the Company may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the Board (as defined in the Articles) may decide. Redeemable shares may be issued. Subject to the Articles, the Companies Acts and other shareholders’ rights, unissued shares are at the disposal of the Board.

(iii)         Voting rights

Subject to any rights or restrictions attaching to any class of shares, every member present in person at a general meeting or class meeting has, upon a show of hands, one vote, and every member present in person or by proxy has, upon a poll, one vote for every share held by him. No member shall be entitled to vote at any general meeting or class meeting in respect of any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a member has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts.

(iv)         Dividends and other distributions

The Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board. Subject to the Companies Acts, the Board may pay interim dividends, and also any fixed rate dividend, whenever the financial position of the Company, in the opinion of the Board, justifies its payment. If the Board acts in good faith, it is not liable to holders of shares with preferred or pari passu rights for losses arising from the payment of interim or fixed dividends on other shares.

The Board may withhold payment of all or any part of any dividends or other moneys payable in respect of the Company’s shares from a person with a 0.25% interest (as defined in the Articles) if such a person has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts.

Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. Except as set out above, dividends may be declared or paid in any currency.

The Board may, if authorised by an ordinary resolution of the Company, offer ordinary shareholders (excluding any member holding shares as treasury shares) in respect of any dividend the right to elect to receive ordinary shares by way of scrip dividend instead of cash.

Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and revert to the Company.

The Company may stop sending cheques, warrants or similar financial instruments in payment of dividends by post in respect of any shares or may cease to employ any other means of payment, including payment by means of a relevant system, for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable inquiries have failed to establish any new address or account of the holder. The Company may resume sending dividend cheques, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

On a liquidation, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Companies Acts, divide among the members (excluding any member holding shares as treasury shares) in kind all or part of the assets of the Company (whether they shall consist of property of the same kind or not).

(v)           Variation of rights

Subject to the Companies Acts, rights attached to any class of shares may be varied with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. At every such separate general meeting (except an adjourned meeting) the quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class.

(vi)         Form and transfer of shares

The shares are in registered form.

Any shares in the Company may be held in uncertificated form and, subject to the Articles, title to uncertificated shares may be transferred by means of a relevant system. Provisions of the Articles do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares by means of a relevant system.

Subject to the Articles, any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee.

The transferor of a share is deemed to remain the holder until the transferee’s name is entered in the Share Register.

The Board may, in its absolute discretion and without giving any reason, decline to register any transfer of any share which is not a fully paid share. The Board may also decline to register a transfer of a certificated share unless the instrument of transfer:

(A)          is duly stamped or certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may reasonably require;

(B)           is in respect of only one class of share; and

(C)           if to joint transferees, is in favour of not more than four such transferees.

Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations (as defined in the Articles) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

The Board may decline to register a transfer of any of the Company’s certificated shares by a person with a 0.25 per cent. interest (as defined in the Articles) if such a person has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts, unless the transfer is shown to the Board to be pursuant to an arms’ length sale (as defined in the Articles).

(vii)        Alteration of share capital

The Company may by ordinary resolution increase, consolidate, consolidate and then divide, or (subject to the Companies Acts) sub-divide its shares or any of them. The Company may, subject to the Companies Acts, by special resolution reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

(viii)       Purchase of own shares

Subject to the Act and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class in any way and at any price (whether at par or above or below par) and may hold such shares as treasury shares.

(b)          Directors

(i)           Appointment of Directors

Directors may be appointed by the Company by ordinary resolution or by the Board. A Director appointed by the Board holds office only until the next following annual general meeting of the Company and is then eligible for election by shareholders but is not taken into account in determining the Directors or the number of Directors who are to retire by rotation at that meeting.

(ii)          Age of Directors

No person is disqualified from being a Director or is required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age, nor is it necessary to give special notice of a resolution appointing or electing such a Director. If the Board convenes any general meeting at which, to the knowledge of the Board, a Director who is 70 or over will be proposed for appointment or reappointment, it must give notice of his age in the documents convening the meeting.

(iii)         Retirement of Directors

At every annual general meeting of the Company, a minimum of one-third of the Directors shall retire by rotation. The Directors to retire by rotation shall be those who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number so retiring is less than the minimum number of Directors required to retire, additional Directors up to that number shall also retire. The additional Directors to retire shall be those who have been longest in office or, in the case of those who were appointed or re-appointed on the same day, shall be (unless they otherwise agree) determined by lot. Any Director who is aged 70 or more or who has held office with the

Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting shall also retire.

(iv)         Removal of Directors by special resolution

The Company may by special resolution remove any Director before the expiration of his period of office.

(v)           Remuneration of Directors

Each of the Directors shall be paid a fee at such rate as may from time to time be determined by the Board but the aggregate of all such fees so paid to the Directors shall not exceed £500,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the Company. Any Director who is appointed to any executive office shall be entitled to receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board or any committee authorised by the Board may decide, either in addition to or in lieu of his remuneration as a Director. In addition, any Director who performs services which in the opinion of the Board or any committee authorised by the Board go beyond the ordinary duties of a Director, may be paid such extra remuneration as the Board or any committee authorised by the Board may determine. Each Director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Board, or committees of the Board or of the Company or any other meeting which as a Director he is entitled to attend, and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company’s business or in the discharge of his duties as a Director.

(vi)         Pensions and gratuities for Directors

The Board or any committee authorised by the Board may exercise the powers of the Company to provide benefits either by the payment of gratuities or pensions or by insurance or in any other manner for any Director or former Director or his relations, dependants or persons connected to him, but no benefits (except those provided for by the Articles) may be granted to or in respect of a Director or former Director who has not been employed by or held an executive office or place of profit under the Company or any of its subsidiary undertakings or their respective predecessors in business without the approval of an ordinary resolution of the Company.

(vii)        Permitted interests of Directors

Subject to the provisions of the Companies Acts, and provided he has declared the nature of his interest to the Board as required by the Companies Acts, a Director is not disqualified by his office from contracting with the Company in any manner, nor is any contract in which he is interested liable to be avoided, and any Director who is so interested is not liable to account to the Company or the members for any benefit realised by the contract by reason of the Director holding that office or of the fiduciary relationship thereby established.

A Director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director and may be paid such extra remuneration for so doing as the Board may decide, either in addition to or in lieu of any remuneration provided for by other articles. A Director may also be or become a Director or other officer of, or be otherwise interested in, or contract with any company promoted by the Company or in which the Company may be interested and shall not be liable to account to the Company or the members for any benefit received by him, nor shall any such contract be liable to be avoided.

A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services.

(viii)       Indemnity of officers

Subject to the provisions of the Companies Act the Company may indemnify any Director of the Company, or any associated company, against any liability and may purchase and maintain for any such Director insurance against any liability.

(c)           Restrictions on voting

Except as mentioned below, no Director may vote on, or be counted in a quorum in relation to, any resolution of the Board in respect of any contract in which he is to his knowledge materially interested and, if he does so, his vote shall not be counted. These prohibitions do not apply to a Director in relation to:

(i)            the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of the Company or any of its subsidiary undertakings;

(ii)           the giving of any guarantee, indemnity or security to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings which he has himself guaranteed, indemnified or secured in whole or in part;

(iii)          the subscription or purchase by him of shares, debentures or other securities of the Company or of any of the subsidiary undertakings pursuant to any offer or invitation in which the Director is or may be entitled to participate as a holder of securities;

(iv)          the underwriting by him of any shares, debentures or other securities of the Company or any of its subsidiary undertakings;

(v)           any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(vi)          any contract concerning any other company (not being a company in which the Director owns 1% or more (as defined in the Articles)) in which he is interested directly or indirectly;

(vii)         any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme, or retirement, death or disability benefits scheme which relates to both the Directors and employees of the Company or any of its subsidiary undertakings and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to whom such scheme or fund relates;

(viii)        any contract for the benefit of employees of the Company or any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any Director as such any privilege or advantage not accorded to the relevant employees; and

(ix)           any contract for the purchase or maintenance for any director of insurance against any liability.

Subject to the Companies Acts, the Company may by ordinary resolution suspend or relax the above provisions to any extent or ratify any transaction not duly authorised by reason of a contravention of such provisions.

(d)          Borrowing powers

Subject to the Company’s memorandum of association, the Articles, the Companies Acts and any directions given by the Company by special resolution, the business of the Company will be managed by the Board who may exercise all the powers of the Company, whether relating to the management of the business of the Company or not. In particular, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge any of its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities and to give security for any debt, liability or obligation of the Company or of any third party. The Board must restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure that the aggregate principal amount from time to time outstanding of all borrowings (as defined in the Articles) by the Group (exclusive of borrowings within the Group) shall not, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to two times the adjusted capital and reserves (as defined in the Articles).

(e)           Members resident abroad or on branch registers

Any member whose registered office is not within the United Kingdom can give the Company a postal address within the United Kingdom at which notices or documents may be served, on or delivered to, him. Alternatively, if the Board agrees, such member can have notices or documents sent to him by electronic communications (as defined in the Articles) to an address provided by such member. Otherwise, a member whose registered address is not within the United Kingdom is not entitled to receive any notice or document from the Company. For a member registered on a branch register, notices or documents can be posted or despatched in the United Kingdom or in the country where the branch register is kept.

4.3          Transferability of shares

The power to register the transfer of a share which is not a fully paid share shall not be exercised in a manner as to prevent dealings in shares in the Company from taking place on an open and proper basis.

5.             Directors

5.1          The Directors and their functions are as follows:

Jeffery Francis Harris	Chairman (non-executive)
Mark Jeremy Harper	Chief Executive
Stephen William Dryden	Finance Director
Paul Joseph Drechsler	Non-executive Director
Adrian Richard Auer	Non-executive Director
Paul Heiden	Non-executive Director

The business address of each of the Directors is Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU.

5.2          Details of those companies and partnerships outside the Group of which the Directors are currently directors or have been directors or partners at any time during the five years prior to the date of this document are as follows:

Director	Current directorships and partnerships	Previous directorships and partnerships
Jeff Harris	Associated British Foods plc Bunzl plc Anzag AG	Alliance UniChem plc Alliance UniChem Pension Trustee Limited Alliance UniChem Quest Trustee Limited SDA Pharmaceuticals Limited

Mark Harper	Bunzl plc	None

Steve Dryden	Filtrona International Limited	Dormer House Charitable School Trust Limited

Paul Drechsler	Wates Group Limited	Imperial Chemical Industries plc

Adrian Auer	Bespak plc Foseco plc Readymix plc	Admiral plc RMC Group Limited Rugby Holdings Limited Taylor Woodrow plc Vondel Unlimited

Paul Heiden	Bunzl plc FKI plc	Rolls-Royce Group plc

5.3          At the date of this document the Directors:

(a)           have not been directors or partners of any companies (other than companies which are disclosed in paragraph 5.2 above or are subsidiaries thereof) or partnerships at any time in the previous five years;

(b)           have no unspent convictions relating to indictable offences;

(c)           have had no bankruptcies or individual voluntary arrangements;

(d)           have not been directors with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors’ voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of such company;

(e)           have not been partners of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangements of such partnership;

(f)            have not been partners of any partnership at the time of or within 12 months preceding a receivership of any assets of such partnership;

(g)           have not had any of their assets subject to any receivership; and

(h)           have not received any public criticisms by statutory or regulatory authorities (including designated professional bodies) and have not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

6.             Directors’ and other interests

6.1          Prior to the Demerger becoming effective, none of the Directors or other connected persons (within the meaning of section 346 of the Companies Act) will have any interest in Filtrona Shares.

6.2          Immediately following the Demerger and the Filtrona Share Consolidation becoming effective, and on Admission, the interests of the Directors and their immediate families (all of which are beneficial unless otherwise stated) in the issued share capital of Filtrona that: (a) are required to be notified by each Director pursuant to section 324 or section 328 of the Companies Act; (b) are required pursuant to section 325 of the Companies Act to be entered into the register referred to therein; or (c) are interests of a connected person (within the meaning of section 346 of the Companies Act) of a Director which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, are, based on their holdings of Bunzl Shares on 16 May 2005 (being the latest practicable date prior to the publication of this document) expected to be as follows:

Director	No. of Filtrona Shares
Jeff Harris	1,651
Mark Harper	12,535
Steve Dryden	Nil
Paul Drechsler	Nil
Adrian Auer	Nil
Paul Heiden	1,500

Notes:

(i)            Mark Harper’s interest will include 412 Filtrona Shares held in the name of his spouse.

(ii)           Paul Heiden’s entire interest in Filtrona Shares will be held in the name of his spouse.

These shareholdings represent in each case less than 0.1% of the Company’s expected issued share capital on Admission.

It is proposed that, following the Demerger, each of Mr Harper and Mr Dryden will be granted options over Filtrona Shares under Part A of the Long Term Incentive Plan 2005 (described in paragraph 8.1 of this Part 8) having a value equal to his annual salary. It is also proposed that each of Mr Harper and Mr Dryden will be made an award over Filtrona Shares under Part B of the LTIP (described in paragraph 8.1 of this Part 8) having a value equal to his annual salary and may also be granted a “one off” matching award in the circumstances described in paragraph 8.1(d) of this Part 8.

A share ownership guideline is in place under which each executive Director will be expected to retain a shareholding worth at least equal to his basic annual salary. A period of three years is allowed for executive Directors who are promoted to achieve this shareholding, with an additional two years permitted in the case of external appointments.

6.3          Save as disclosed in paragraph 6.2 above, upon Admission no Director nor any person connected with a Director will have any interest in any share or loan capital of the Company and there is no person to whom any capital of the Company or any member of the Group is under option or agreed unconditionally to be put under option.

6.4          As at the date of this document, no Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the Group and which were effected by any member of the Group during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

6.5          The Company is not aware of any person who, following implementation of the Demerger, directly or indirectly, acting, jointly with others or acting alone, exercises or could exercise control over the Company.

6.6          None of the Directors had a beneficial interest in any contract to which the Company or its subsidiaries was a party during the financial year.

6.7          There are no outstanding loans or guarantees granted or provided by any member of the Company to or for the benefit of any of the Directors.

6.8          Based on the interests in Bunzl of which the Company is aware as at 16 May 2005 (being the latest practicable date prior to the publication of this document) and the anticipated issued share capital of the Company upon Admission (referred to in paragraph 3.7 above) and assuming the Demerger and the Filtrona Share Consolidation become effective, so far as the Company is aware no person other than those listed below are, or will be immediately following the Demerger, directly or indirectly interested in 3% or more of Filtrona Shares.

Shareholders	No. of Filtrona Shares	% of issued share capital
Aviva plc	7,019,161	3.21
Barclays PLC	11,263,367	5.14
Fidelity Investments	10,848,439	4.95
Legal & General Investment Management	8,722,579	3.98
Lloyds TSB Group Plc	6,774,934	3.01

7.             Directors’ service agreements, terms of appointment and remuneration

7.1          Executive Directors’ service agreements

Mark Harper has a service contract with the Company dated 12 May 2005. It commences on the date the Demerger becomes effective, and continues unless and until terminated by Mr Harper giving not less than 12 months’ notice in writing, or by the Company giving not less than 12 months’ notice in writing. In the event of a change of control of the Company, the Company may terminate Mr Harper’s employment by giving not less than 12 months’ notice in writing or a sum in lieu of notice (or any unexpired part thereof). In addition, should there be a diminution event (as defined) within six months of a change of control, or should Mr Harper have been required by the Company to remain on garden leave following a change of control, Mr Harper may terminate his employment forthwith and is entitled to a termination payment equal to 12 months’ remuneration. Mr Harper’s service contract provides for an annual basic salary of £375,000. In addition, he is provided with a company car or car allowance and death in service life insurance of four times annual basic salary. Following the Demerger he will be eligible to participate in a scheme that offers comparable benefits to the Bunzl Senior Pension Scheme. The contribution from Mr Harper will be 9% of his annual basic salary from time to time with the employer meeting the balance of the cost. He is also eligible to participate in an executive bonus scheme to be decided on by the Remuneration Committee from time to time. Half of this bonus will normally be paid in cash and the other half will be deferred under the rules of the Filtrona Deferred Annual Share Bonus Plan. In addition, he will be eligible to participate in the Filtrona Long Term Incentive Plan 2005 and the Filtrona Sharesave Plan. Mr Harper is also a member of the corporate health plan. Mr Harper is subject to post-termination restrictive covenants in favour of the Group.

Steve Dryden has a service contract with the Company dated 12 May 2005. This contract contains the same terms as that of Mr Harper, except where specified. Mr Dryden’s service contract provides for an annual basic salary of £230,000 but does not include any provisions dealing with the compensation due to Mr Dryden in the event of a change of control of the Company. Following the Demerger he will be eligible to participate in a scheme that offers comparable benefits to the Bunzl Pension Scheme. The contribution from Mr Dryden will be 7% of his annual basic salary up to the earnings cap from time to time with the employer meeting the balance of the cost. Mr Dryden receives an annual pension allowance of 20% of base salary above the earnings cap.

7.2          Non-executive directors’ terms of appointment

Jeff Harris was appointed as non-executive Chairman of the Company, and Paul Drechsler, Adrian Auer and Paul Heiden were appointed as non-executive Directors, pursuant to the terms of letters of appointment from the Company dated 12 May 2005. Each of the non-executive Directors has been appointed for an initial term of three years and his appointment may be terminated on not less than three months’ notice by either party. Mr Harris receives a fee of £150,000 per annum and Mr Drechsler, Mr Auer and Mr Heiden will each receive a fee of £32,000 per annum. In addition, Mr Auer will receive a fee of £8,000 per annum in respect of his appointment as Chairman of the Audit Committee and Mr Drechsler will receive a fee of £8,000 per annum in respect of his appointment as Chairman of the Remuneration Committee. The non-executive Directors are not entitled to participate in any of the Filtrona Share Incentive Plans.

7.3          Remuneration

The total emoluments receivable by the Directors set out in paragraphs 7.1 and 7.2 above will not be varied as a result of the Demerger. On the basis of the arrangements set out above, the aggregate remuneration to be paid and benefits in kind to be granted by all members of the Filtrona Group to the Directors which would be payable in respect of the full financial year ending 31 December 2005 is expected to be approximately £693,090 (2004: £442,686), which excludes any amounts in respect of bonuses which may be payable to the Directors.

There is no arrangement under which any Director has waived or agreed to waive future emoluments nor has there been any waiver of emoluments during the financial year immediately preceding the date of this document.

8.             Filtrona Share Incentive Plans

8.1          Filtrona Long Term Incentive Plan 2005 (the “LTIP”)

(a)          Introduction

The following is a summary of the main features of the LTIP. The LTIP comprises two parts:

(i)            Part A, under which the Board may grant share option awards; and

(ii)           Part B, under which the Board may grant performance share awards.

The operation of the LTIP will be supervised by the Remuneration Committee.

(b)          Eligibility

The Remuneration Committee will have discretion to decide which executives participate in the LTIP, provided they are not within six months of their scheduled retirement date. However, in the case of executive Directors, awards may only be granted to individuals who spend the majority of their working time with the business.

(c)           Part A of the LTIP: share option awards

A share option award consists of an option to acquire shares at a fixed price, subject to performance conditions, as described below. There are two sections to this part of the LTIP. The Company intends to seek HM Revenue and Customs approval of the “Approved” section, which has tax benefits for UK executives. The “Unapproved” section, which is not designed for HM Revenue and Customs approval, is intended to be used primarily where executives have more than £30,000 worth of outstanding approved options and/or are not subject to tax in the UK. Except to the extent required to obtain HM Revenue and Customs approval, the Approved and Unapproved sections are in all material respects identical.

(i)           Individual limit

Participants may receive share option awards over shares worth up to two times basic salary or £250,000 (whichever is greater) in any financial year.

(ii)          Performance conditions

A share option award will normally be exercisable between three and 10 years following its grant, but only if a specified performance condition has been satisfied.

It is proposed that the performance condition for the first share option awards will be based on the Company’s earnings per share growth (adjusted to exclude items which do not reflect the Company’s underlying financial performance and goodwill amortisation) relative to inflation over three financial years. The following performance targets will apply to these awards:

Average annual eps growth in excess of inflation	Level of annual share option award
3%	up to 1.25 × salary
4%	over 1.25 × salary to 1.75 × salary
6%	over 1.75 × salary to 2 × salary

The performance condition will be tested after three financial years and there will be no provision for retesting. Accordingly to the extent the performance condition has not been met after three financial years, the relevant share option awards will lapse. The Remuneration Committee will review the performance conditions each time share options are awarded in order to ensure that they remain challenging and may impose different conditions on share options awarded in subsequent years, provided that any new conditions are no less challenging. The performance may also be adjusted in certain circumstances, for example in the event of a rights issue.

(iii)         Exercise of share option awards

The price per share payable upon the exercise of a share option award will not be less than the higher of:

(A)          the price of an ordinary share on the London Stock Exchange on either the date of grant or a day shortly before the date of grant, as determined by the Remuneration Committee; and

(B)           the nominal value of an ordinary share if the share option award relates to unissued shares.

(d)          Part B of the LTIP: performance share awards

A performance share award consists of a conditional right to receive shares in the Company, subject to performance conditions, on the basis described below. Participants will make either no payments or only a nominal payment for the grant and exercise of performance share awards.

(i)           Grant levels

Participants may receive performance share awards over shares worth up to twice their basic salary in any financial year. This excludes any matching awards, as described below.

Participants may also be granted a “one off” performance share award following the Demerger linked to their investment in the Company’s shares. For the initial grant of these performance share awards, participants will be invited to purchase shares up to a certain value, depending on their seniority, with executive Directors being invited to purchase up to £150,000 worth of shares. These participants will then be granted performance share awards over shares of up to twice the number of shares they purchased.

(ii)          Performance conditions

A performance share award will not normally be exercisable before the third anniversary of its grant and may only be exercised to the extent that the applicable performance conditions have been satisfied and will, for employees based outside the US, then remain capable of being exercised up to the sixth anniversary of grant. For employees based in the US once the performance conditions have been satisfied the grant must be exercised within 30 days of vesting.

In the case of the vesting of those matching performance share awards granted by reference to shares acquired by participants, not only will the applicable performance conditions have to be satisfied but those awards will only vest to the extent that participants have retained the shares they acquired. If a participant sells any of his shares before the time when vesting would occur under the performance conditions, his related performance share award will be reduced on a pro rata basis.

It is proposed that the extent to which performance share awards vest will be subject to the Company’s total shareholder return (“TSR”) performance over a three year period relative to the TSR performance of a specified group of companies. For the initial performance share awards the comparator group will be the FTSE 250 companies (excluding investment trusts) at the start of the three year performance period.

TSR will be calculated over the three year period. Except in the case of the initial performance share awards, the three year performance period will start with the beginning of the calendar month in which a performance share award is made and the relevant TSR figures will be averaged over a one month period at the beginning and end of the performance period. In the case of the initial performance share awards, the three year performance period will start on the date of grant of those awards and the relevant TSR figures at the beginning of the performance period will be averaged over the 30 day period before the date of grant, or, if shorter, the period between the date when the Company’s shares are first quoted on the London Stock Exchange and the date of grant. The relevant TSR figures will also be averaged over the one month period at the end of the performance period.

If there are subsequent performance share awards made in the same financial year, for administrative convenience the Remuneration Committee may deem that they are also calculated with the same performance period, but with the default that the period will start with the beginning of the calendar month in which the later award is made. Unless the Remuneration Committee decides to the contrary, the same comparator group will apply to all performance share awards made in the same financial year.

A performance share award will vest in full only if the Company’s TSR performance is ranked at upper quartile or above within the peer group and the following vesting schedule will apply:

TSR	Proportion of performance share award exercisable
Below median	0
Median	25%
Median to upper quartile	25% – 100% (pro rata, on a straight line basis)
Upper quartile or above	100%

The performance condition will be tested after three years and there will be no provision for retesting. Accordingly to the extent the performance condition has not been met after three years, the relevant performance share awards will lapse. As with the share option awards, the Remuneration Committee will review the performance conditions each time performance share awards are granted in order to ensure that they remain challenging and may impose different conditions on performance share awards granted in subsequent years provided that any new conditions are no less challenging. Again, the performance conditions may also be adjusted in certain circumstances, for example in the event of a rights issue.

(e)           Other terms common to both Part A and Part B of the LTIP

(i)           Grant levels

The maximum levels of share option grants and performance share awards are as noted above. However, at the present time it would be the Company’s intention that the combined grants under Part A and Part B of the LTIP for each participant will be no more than two times salary in options/awards in any financial year or total face value of up to £250,000 (whichever is greater), excluding the “one off” matching opportunity in the first year described in paragraph 8.1(d)(i).

(ii)          Plan limits

No awards may be granted under the LTIP which would cause the number of shares issued or issuable (or transferred as the case may be if treasury shares are used) pursuant to awards granted in the period of 10 calendar years ending in that year, under the LTIP or under any other executive share incentive scheme, to exceed 5% of the Company’s issued share capital from time to time.

The same restrictions will apply to awards granted under all of the Company’s share incentive plans, but with an overall limit of 10% of the Company’s issued share capital from time to time.

HM Revenue and Customs approved share option awards are limited to an aggregate of £30,000 worth of shares held at any one time per executive (or such other limit as may be prescribed by UK tax legislation from time to time).

(iii)         Executives who leave employment

Awards normally lapse following cessation of employment. However where the cessation is by reason of death, injury, disability, ill health, retirement, redundancy or the sale from the Filtrona Group of the company or business in which an executive works, and in other circumstances specified by the Remuneration Committee from time to time, the Remuneration Committee will have the discretion to permit the exercise of awards. In these cases, awards will be capable of exercise for a period of 12 months (or, if later, up to 42 months from the date an award is granted). In exercising its discretion, the Remuneration Committee may have regard to the circumstances of departure and the extent to which the relevant performance condition has been met at the date of cessation of employment. In the case of the exercise of awards following cessation by reason of retirement, the Remuneration Committee has no discretion to waive the performance condition; in these circumstances awards will continue to exist for the normal three year period and will only vest to the extent the performance conditions have been met over that period.

In the case of HM Revenue and Customs approved share option awards, participants who leave in the compassionate circumstances specified above will have a right to exercise their awards for a period of 12 months (or, at the discretion of the Remuneration Committee, if later up to 42 months from the date an award is granted). The performance condition will cease to apply in these circumstances.

Awards may be exercised in full in the event of a takeover, scheme of arrangement or winding up of the Company (other than an internal reorganisation) provided that the Remuneration Committee is satisfied that the performance of the Company has been satisfactory over the period from the grant of the award up to the time of the relevant event.

(iv)         Rights attaching to shares

pari passu with all other ordinary shares of the Company for the time being in issue (except for rights arising by reference to a record date prior to their allotment).

(v)           Adjustment of awards

In the event of any variation of share capital, including a capitalisation issue, a rights issue, a sub-division or consolidation of shares, a reduction in capital or, in the case of awards granted otherwise than under the HM Revenue and Customs approved section of the LTIP, in the event of a demerger, payment of a capital dividend or similar event involving the

Company, the Remuneration Committee may make such adjustments as it considers appropriate to the number of shares subject to awards and/or to the price payable on the exercise of awards.

(vi)         Alterations to the LTIP

The Remuneration Committee may, at any time, alter or add to the rules of the LTIP in any respect, provided that the prior approval of shareholders is obtained for any alterations or additions to the advantage of participants in respect of the rules governing eligibility, the limits on participation, the terms of exercise, the rights attaching to the shares acquired under the LTIP and the adjustment of awards.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the LTIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants of any company in the Filtrona Group of companies.

Alterations to the HM Revenue and Customs approved section of the LTIP shall not have effect unless and until the HM Revenue and Customs have approved the alteration.

8.2          Filtrona Sharesave Plan

(a)          Introduction

Under the Filtrona Sharesave Plan, participants will be able to enter into a three, five or seven year savings contract and will be granted a share option which can be exercised upon maturity of the related savings contract. HM Revenue and Customs approval for the Filtrona Sharesave Plan will be applied for and the scheme will be administered by the Board.

(b)          Eligibility

All UK-based employees and full time directors (i.e. someone who spends at least 25 hours per week in the performance of duties for the Company) of Filtrona Group companies will be eligible to participate in the Filtrona Sharesave Plan provided that they have been so employed during any qualifying period prior to the date of grant (or such other time during the period of five years ending with the date of grant as the Board may determine).

(c)           Grant of share options

A share option is a right to acquire shares in the Company at a fixed price at a future date. A share option can be a three year option, a five year option or a seven year option, depending upon the length of the related savings contract. The number of shares over which a share option is granted is the maximum number of shares which can be paid for at the exercise price with the proceeds of the savings contract (including bonus). The maximum amount of monthly contributions (when aggregated with any other savings contracts) is £250. There will be no performance conditions and participants will not have to make a payment for the grant of a share option.

(d)          Exercise of share options

Share options will not normally be exercisable before the maturity of the related savings contract (i.e. three, five or seven years after the date of grant). Upon maturity of the related savings contract, share options can be exercised within the six month period following that maturity date. To the extent not exercised during this period, the share options will lapse. The exercise price payable shall be not less than 80% of the price of an ordinary share on the London Stock Exchange on the last dealing day preceding the date of grant (or the average price over up to five dealing days). The proceeds of the savings contract must be used to fund the exercise of share options. Where a participant gives notice that he intends to stop paying monthly contributions under the related savings contract, is deemed to have given such notice or makes an application for the return of his accumulated savings, the share options may not be exercised.

(e)           Cessation of employment

If a participant dies before the maturity of the related savings contract, his share option may be exercised by his personal representatives within 12 months of his death. To the extent not exercised during this period, the share options will lapse.

If a participant ceases to be employed by a Filtrona Group company by reason of injury, disability, redundancy, retirement or the sale from the Filtrona Group of the company or business in which the participant works, share options can be exercised within six months of the date of cessation of employment.

If a participant ceases to be employed by a Filtrona Group company for any other reason within three years from the date of grant, share options cannot be exercised. If, however, a participant ceases to be employed by a Filtrona Group company more than three years after the date of grant, share options can be exercised within six months of the date of cessation of employment provided that the share options have not already lapsed, in accordance with the rules.

A participant will not be treated as having ceased to be employed by a Filtrona Group company if he remains employed by an associated company of the Company.

Share options may also be exercised in the event of a takeover, scheme of arrangement or winding up of the Company.

(f)            Rights attaching to shares

pari passu with all other ordinary shares of the Company for the time being in issue (except for rights arising by reference to a record date prior to their allotment).

(g)          Adjustment of share options

In the event of any variation in the share capital of the Company, the Board may make such adjustments as it considers appropriate to the number of shares subject to share options and/or to the price payable on the exercise of the options. Such adjustments must be approved by the HM Revenue and Customs.

(h)          Alterations

The Board may at any time alter the Filtrona Sharesave Plan, provided that the prior approval of shareholders is obtained for any alterations to the advantage of participants to the provisions concerning eligibility, the individual limit on participation, the overall limits on the issue of shares, the terms of the options, the rights attaching to shares acquired on the exercise of options and the adjustment of options in the event of a variation of capital or of the alteration provisions. However shareholder approval is not required for minor alterations to benefit the administration of the scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants, the Company or any subsidiary of the Company. Alterations must also be approved by the HM Revenue and Customs.

8.3          Filtrona Deferred Annual Share Bonus Plan (the “Filtrona Deferred Bonus Plan”)

(i)           Introduction

The executive Directors will participate in an annual bonus plan intended to support the Company’s overall remuneration policy. The bonus plan for each executive Director will contain meaningful targets that seek to focus attention on one or two key measures of short to medium term achievement. Detailed terms of the annual bonus plan will be determined by the Remuneration Committee. Half of this annual bonus will be paid in cash and the balance will be deferred under the Filtrona Deferred Bonus Plan. Participants will be granted a conditional award to receive ordinary shares in the Company. The Filtrona Deferred Bonus Plan will be administered by the Board.

(ii)          Eligibility

Employees and directors of the Company and its subsidiaries will be eligible to be granted an award under the Filtrona Deferred Bonus Plan.

(iii)         Grant of awards

An award is a conditional right to receive existing shares in the Company. The award will vest provided that the participant remains employed by the Filtrona Group until 1 March in the third calendar year after the date of grant (the “Third Anniversary”), unless otherwise provided. The shares to be used to satisfy the awards may be held in the Filtrona Employee Benefit Trust described in paragraph 8.5 below. There is no payment for the grant or exercise of the award and the award is not subject to performance conditions. When determining the number of shares subject to an award, the Board shall assess the performance in the preceding financial year of the Company, the participant, both the Company and the participant or the business in which the participant worked. The maximum aggregate annual bonus, including cash and shares, granted to a participant in any financial year is 100% of basic salary as at the date of the award.

(iv)         Vesting of awards

Subject to (v) below, shares subject to an award will be transferred to a participant by the trustee of the Filtrona Employee Benefit Trust as soon as practicable after the Third Anniversary. The participant is not required to make a payment for the vesting of the award or transfer of shares. Before an award vests and shares are transferred to a participant, the participant does not have any beneficial entitlement to the shares which are subject to the award and shall not be entitled to dividends on the shares or to vote in respect of those shares. The transfer of shares under the Filtrona Deferred Bonus Plan shall be subject to the provisions of the Model Code.

(v)           Cessation of employment

Where a participant ceases to be employed by a Filtrona Group company before the shares subject to an award are transferred to him and the reason for cessation of employment is the sale from the Filtrona Group of the company or business in which the participant works, the Trustee shall procure that the shares subject to the award shall be transferred to the participant as soon as reasonably practicable after the cessation of employment.

Where a participant ceases to be employed by a Filtrona Group company before the shares subject to an award are transferred to him and the reason for cessation of employment is that the participant retires, the Trustee shall procure that the shares subject to the award shall be transferred to the participant as soon as reasonably practicable after the Third Anniversary. However, no shares shall be transferred if, prior to the Third Anniversary, the participant becomes a director or employee of a competitor.

Where a participant ceases to be employed by a Filtrona Group company for any other reason or is under notice of termination, his award shall lapse immediately and no shares shall be transferred to him unless the Board decides otherwise.

Awards will also vest and shares subject to an award will be transferred to a participant in the event of a change of control of the Company.

(vi)         Adjustment of awards

In the event of any increase or variation in the share capital of the Company, the Trustee, with the prior written consent of the Board, may make such adjustments as it considers appropriate to the number of shares which are the subject of an award.

(vii)        Alterations

The Board has the power to amend the terms of the Filtrona Deferred Bonus Plan, though no amendments can be made to the terms of awards granted by the Trustee without the consent of the Trustee.

8.4          Limits on the number of Filtrona Shares that can be issued under the Filtrona Share Incentive Plans

The rules of both the LTIP and the Filtrona Sharesave Plan provide that, when aggregated with share options and share awards granted under all of the Company’s share incentive schemes, commitments to issue new shares or re-issue treasury shares to satisfy share options and share awards granted thereunder in the period of 10 calendar years ending with that year must not exceed 10% of the Company’s issued share capital from time to time.

In addition the rules of the LTIP provide that, when aggregated with share options and share awards granted under the Company’s (executive) discretionary share incentive schemes, commitments to issue new shares or re-issue treasury shares to satisfy share options and share awards granted thereunder in the period of 10 calendar years ending with that year must not exceed 5% of the Company’s issued share capital from time to time.

Newly issued shares will not be used to satisfy awards granted under the Filtrona Deferred Bonus Plan.

8.5          Filtrona Employee Benefit Trust (the “Filtrona EBT”)

The Company intends to establish the Filtrona EBT with effect from the Demerger. The Filtrona EBT will be a discretionary trust, the principal purpose of which is to encourage or facilitate the holding and distribution of Filtrona Shares or interests in Filtrona Shares by or for the benefit of employees of the Filtrona Group.

The Trustee of the Filtrona EBT will be Mourant & Co. Trustees Limited, which is registered in Jersey. The board of directors of Mourant & Co. Trustees Limited will consist of Alan Binnington, Julia Chapman, Jacqueline Richomme, James Crill, Nicola Davies, Tim Herbert and Rupert Walker.

The Filtrona EBT will be operated in conjunction with the Filtrona Share Incentive Plans and will be used in order to satisfy certain share options and share awards granted thereunder.

The Filtrona EBT may be funded by way of a loan from the Company which will be non-interest bearing and which will be repayable on demand, subject to the Filtrona EBT holding sufficient assets. Alternatively, the Filtrona EBT may be funded by way of gift from the Company.

9.             Pensions

9.1          UK Retirement Benefit Schemes

Bunzl operates two principal pension schemes in the UK, the Bunzl Senior Pension Scheme and the Bunzl Pension Plan (the “Bunzl UK Pension Schemes”). The Bunzl Senior Pension Scheme is a defined benefit scheme. The Bunzl Pension Plan has both defined benefit and defined contribution sections, although the defined benefit section is closed to new members.

It is intended that following the Demerger Filtrona and Bunzl will have separate and independent pensions arrangements.

Consequently Filtrona will, with effect from the date of the Demerger, establish two new pension schemes (the “Filtrona Pension Schemes”). The Filtrona Pension Schemes will be established on the basis that they provide benefits that are identical to the benefits provided under the Bunzl UK Pension Schemes.

There are approximately 650 employees who are currently active members of the Bunzl UK Pension Schemes who will be employed within the Filtrona Group after the Demerger. These employees will join the new Filtrona Pension Schemes for service on and after the Demerger.

It is intended that following the Demerger there be a transfer from the Bunzl UK Pension Schemes to the Filtrona Pension Schemes of the liabilities in respect of past service rights of Filtrona active employees and (where records allow them to be categorised as ex-Filtrona employees) pensioners and deferred pensioners. In order to satisfy legislation concerning the preservation of pensions that transfer will be made in accordance with the actuarial guidance note GN16. The transfer value is intended to represent a share of the assets of the relevant Bunzl UK Pension Scheme as at the date of the Demerger, on the basis of the relative value of the liabilities attributed to individuals allocated to Filtrona.

As at 31 December 2004 the Bunzl UK Pension Schemes had assets of approximately £189.8 million. The scheme actuary has estimated that the amount transferred to the Filtrona Pension Schemes as at that date would have been approximately £81.0 million. Contributions which are being made to the Bunzl UK Pension Schemes are intended to meet ongoing benefit accrual and to amortise the deficit over a period of 13 years from April 2003.

On a FRS 17 basis the Bunzl UK Pension Schemes had at 31 December 2004 a deficit of approximately £53.1 million (£37.2 million after allowance for deferred tax) of which approximately £21.0 million (£14.7 million after deferred tax) would be attributable to Filtrona.

The terms of the transfer of past service will be subject to formal agreement by the trustees of the Bunzl UK Pension Schemes and the Filtrona Pension Schemes.

The trustees of the Bunzl UK Pension Schemes have, however, confirmed to Bunzl their agreement to the arrangements described above subject to certain conditions, including the payment by Bunzl to the Bunzl UK Pension Schemes amounts totalling £4.8 million prior to the Demerger. In addition Filtrona will increase contributions to the Filtrona Pension Schemes to a level expected to eliminate the funding deficits in the Filtrona Pension Schemes, calculated on an ongoing basis using current actuarial assumptions, over a maximum period of 10 years following the Demerger.

The Pensions Regulator has confirmed that no contribution notice or financial support direction will be served or made by the Pensions Regulator as a consequence of the Demerger.

9.2          US Retirement Benefit Arrangements

Bunzl operates the Bunzl USA Inc. Retirement Plan (the “Bunzl USA Pension Plan”). It is a defined benefit scheme closed to new members.

It is intended that following the Demerger Filtrona and Bunzl will have separate and independent pensions arrangements.

Consequently Filtrona will, with effect from the date of the Demerger, establish a new pension scheme (the “Filtrona USA Pension Plan”). The Filtrona USA Pension Plan will be established on the basis that it provides benefits that are identical to the benefits provided under the Bunzl USA Pension Plan.

There are approximately 512 employees who are currently active members of the Bunzl USA Pension Plan who will be employed within the Filtrona Group after the Demerger. These employees will join the new Filtrona USA Pension Plan for service on and after the Demerger.

It is intended that following the Demerger there will be a transfer from the Bunzl USA Pension Plan to the Filtrona USA Pension Plan of the liabilities in respect of the past service rights of Filtrona active employees and (where records allow them to be categorised as ex-Filtrona employees) pensioners and deferred pensioners. The transfer will be made in accordance with the applicable rules of the US Internal Revenue Code. The transfer value is intended to represent a share of the assets of the relevant Bunzl USA Pension Plan as at the date of the Demerger, on the basis of the relative value of the liabilities attributed to individuals allocated to Filtrona.

As at 31 December 2004 the Bunzl USA Pension Plan had assets of approximately £49.5 million. The plan actuary has estimated that the amount transferred to the Filtrona USA Pension Plan as at that date would have been approximately £15.4 million.

On a FRS 17 basis the Bunzl USA Pension Scheme had at that date a deficit of approximately £10.6 million (£6.9 million after allowance for deferred tax) of which approximately £3.3 million (£2.1 million after deferred tax) would be attributable to Filtrona.

Bunzl also operates a 401(k) plan with a defined contribution section, the Bunzl USA Deferred Savings Plan. Filtrona will establish a new plan which will provide benefits that are identical to the benefits provided under the existing Bunzl 401(k) plan. Accounts relating to Filtrona employees will be transferred to the new plan.

Filtrona also runs two other plans, the Filtrona Richmond Inc. Pension Plan for Hourly Employees and a 401(k) plan for Hourly Employees. These plans will not be affected by the Demerger.

9.3          Other Retirement Benefit Arrangements

Filtrona’s small existing defined benefit pension arrangements in the Netherlands, Switzerland, Germany and Brazil are unaffected by the Demerger.

10.          Subsidiary undertakings

Once the Demerger becomes effective, Filtrona will be the principal holding company of the Filtrona Group. The principal subsidiaries and subsidiary undertakings of Filtrona will be as follows:

Name	Registered office/principal place of business	Class of shares	Proportion of share capital held (%)	Nature of business
Filtrona International Limited	110 Park Street, London W1K 6NX	Ordinary	100	Holding company

Filtrona United Kingdom Limited	110 Park Street, London W1K 6NX	Ordinary	100	Filtrona Filters Payne

Moss Plastic Parts Limited	110 Park Street, London W1K 6NX	Ordinary	100	Moss

Name	Registered office/principal place of business	Class of shares	Proportion of share capital held (%)	Nature of business
Filtrona Greensboro Inc.	The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801, US	Ordinary	100	Filtrona Filters

Filtrona Richmond Inc	c/o Hunton and Williams LLP, 951 East Byrd Street, Richmond, VA 23219, US	Ordinary	100	Filtrona Filters Filtrona Fibertec

Bunzl Extrusion USA Inc	c/o Hunton and Williams LLP, 951 East Byrd Street, Richmond, VA 23219, US	Ordinary	100	Bunzl Extrusion

Bunzl Extrusion Inc	The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801, US	Ordinary	100	Bunzl Extrusion

Filtrona Venezolana C.A.	Urb. Ind. Castillito, Calle 103 Con Av 66, Valencia, Edo Carabobo, Venezuela	Ordinary	100	Filtrona Filters

Filtrona Brasileira Ind e Commercio Ltda	Guarapiranga, 1061/1063 Santo Amaro, CEP 02712-140, São Paulo, Brazil	Ordinary	100	Filtrona Filters Alliance PP Payne

Globalpack Ind e Comercio Ltda	Av Joao Dias, 1501, São Paulo, 04723900, Brazil	Ordinary	100	Globalpack

Euro-Matic Filtrona Ltda	Av Vigario Taques, Bitencourt, 126, Santa Amaro 04755-060 São Paulo, Brazil	Ordinary	50	Euro-Matic Filtrona

Filtrona Paraguay S.A.	Calle 12, Acacary, Ciudad Del Este, Paraguay	Ordinary	100	Filtrona Filters Payne

Filtrona Italia SpA	Via Diomede Cioffi 3, 84100, Fuorni, Salerno, Italy	Ordinary	100	Filtrona Filters

Filtrona Jordan	PO Box 12, Na’ur, Nr. Amman, Jordan	Ordinary	75.5	Filtrona Filters

ITC Filtrona Limited	Doddajala Post, Yarthiganahally, (via) Bettahalasur, Bangalore North, 562 157, India	Ordinary	50	Filtrona Filters

Filthai Company Limited	776 Charoen Nakhorn Road, Bukkalo, Thornburi, Bangkok 01600, Thailand	Ordinary	61	Filtrona Filters

P.T. Filtrona Indonesia	Jalan Rungkut Industri III, Units 32-32A, Surabaya 60291, East Java, Indonesia	Ordinary	100	Filtrona Filters Payne

Filtrona de Mexico, S de R.L. de C.V.	Avenida Industrias 150, Fraccionamiento Industrial PIMSA Oriente, Apodaca, Nuevo Leon, Mexico 66603	Ordinary	100	Filtrona Filters

Filtrona Fibertec GmbH	Gutenbergstrasse 5-9, 21465 Reinbek, Germany	Ordinary	100	Filtrona Fibertec

Bunzl International GmbH	Gutenbergstrasse 5-9, 21465 Reinbek, Germany	Ordinary	100	Holding company

Name	Registered office/principal place of business	Class of shares	Proportion of share capital held (%)	Nature of business
Filtrona Special Fiber Products Ningbo Company Limited	Dagang Industrial Zone of NETD, East of Huanghai Road and south of Mingzhou West Road, Beilun City, Zhejiang Province, China	Ordinary	100	Filtrona Fibertec

Johan Putzfeld Industrie en Handelscompagnie BV	Transformatorweg 37, 1014 AJ Amsterdam, Netherlands	Ordinary	100	Skiffy

Enitor BV	Beatrixstraat 7-9, Buitenpost, 9285 TV, Netherlands	Ordinary	100	Enitor

FractureCode Corporation ApS	c/o ITO Technologies ApS, Fuglebaekvej 4, 2770 Kastrup, Denmark	Ordinary	50	FractureCode

Cigarette Components Limited	110 Park Street, London W1K 6NX	Ordinary	100	Holding company

Bunzl Industrial Corporation	The Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19802, US	Ordinary	100	Plastics manufacturing Holding company

FIL Holdings Corp.	The Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19802, US	Ordinary	100	Holding company

Filtrona Holdings Corp.	The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801, US	Ordinary Preference	100	Holding company

All subsidiaries listed above are wholly consolidated in the financial information contained in the Accountants’ Report in Part 5 of this document.

11.          Significant changes

There has been no significant change in the financial or trading position of the Group since 31 December 2004, the date to which the financial information contained in the Accountants’ Reports in Parts 5 and 6 of this document was prepared.

12.          Principal and future investments

Filtrona is continuing to invest in manufacturing, information technology and its distribution capability to support its objectives for growth. Investment in 2005 is anticipated to be ahead of depreciation (as it was in 2004). The principal investment projects planned in 2005 are additional manufacturing equipment and capacity in Mexico, the Netherlands, Indonesia and Germany, a new production line for roll-on balls in Brazil and a new information technology system for the protection and finishing products business in the US. Investment is expected to return to a more normalised rate in 2006.

13.          Principal establishments

The following are the principal establishments which will be owned or leased by the Group following completion of the Demerger:

Location	Tenure	Address	Term	Principal Use	Approximate area (sq ft) (‘000)
Filters Jarrow, UK	Freehold	Shaftsbury Avenue, Jarrow NE32 3ET	—	Manufacturing, sales and research and development	129

Filters Jarrow, UK	Leasehold	Units 11 & 12, Bedesway, Bede	99 years from 01/05/1974	Manufacturing	264

Location	Tenure	Address	Term	Principal Use	Approximate area (sq ft) (‘000)
		Industrial Estate, Jarrow NE32 3ET

		Unit 21, Bedesway, Bede Industrial Estate, Jarrow NE32 3ET	From 28/08/1964 to 30/12/2046	Manufacturing

Filters Richmond, US	Leasehold	7600 Whitepine Rd, Richmond VA 23237	Expires on 31/03/2009	Manufacturing and sales	80

Filters Greensboro US	Leasehold	303 Gallimore Dairy Rd, PO Box 8050, Greensboro NC 27409	Expires on 31/07/2006	Manufacturing	91

Fibertec Richmond, US	Freehold	1625 Ashton Park Drive, Colonial Heights VA 23834	—	Manufacturing and sales	188

Fibertec Reinbek, Germany	Freehold	Gutenbergstrasse 5-9, 21465 Reinbek, Germany	—	Manufacturing and sales	151

Payne Nottingham, UK	Leasehold	Giltway, Giltbrook, Nottingham	25 years from 25/12/1988	Manufacturing, sales and research and development	106

Enitor, Netherlands	Freehold	Beatrixstraat 7-9, Buitenpost, 9285 TV, Netherlands	—	Manufacturing and sales	108

Extrusion Athol, Massachusetts US	Freehold	764 South Athol Road, Athol MA 01331	—	Manufacturing and sales	80

Extrusion Tacoma, US	Leasehold	3110 70th Avenue East, Tacoma WA 98424	From 14/01/2000 to 13/01/2010	Manufacturing and sales	105

Extrusion Columbia, US	Freehold	2121 Old Dunbar Rd, West Columbia SC 29172	—	Manufacturing and sales	139

Globalpack Jaragua, São Paulo, Brazil	Freehold	350 Jaragua, São Paulo, Brazil	—	Manufacturing and sales	129

Including the principal establishments listed above, the Filtrona Group occupies 40 manufacturing facilities, 32 distribution outlets and sales offices and three research facilities, spread across 22 countries in the Americas, Europe and Asia.

14.          Intellectual property

Filtrona owns a large number of patents throughout the world. While some of these patents give Filtrona a competitive advantage in the market, Filtrona does not regard any individual patent as being of material importance to its business or profitability, although a significant portion of the products sold by the plastics extrusion business (particularly fencing products) are subject to Filtrona’s US and Canadian patents (which were generally filed in the 1990s). Filtrona’s large customer base is more important than the ownership of any patents as the Directors believe that establishment of a customer base is a greater barrier to entry into Filtrona’s markets than the technological barriers. The coated and security products business does, however, hold a number of patents and patent applications which may become significant to the business in the future.

Filtrona is not dependent on any licences of intellectual property rights of fundamental importance to its business or profitability, but Filtrona Fibertec does benefit from a licence of Hewlett Packard ink reservoir technology.

Filtrona’s confidential know-how relates to materials, designs, test methods and the processes and techniques it uses to make its products. To protect the confidentiality of its know-how, Filtrona generally enters into confidentiality agreements with third parties and employees to whom confidential know-how is to be divulged. Generally the value of Filtrona’s confidential information is greater than the value of its patents, but Filtrona does not regard the confidentiality of such information as being of fundamental importance to its business or profitability, except in respect of the Filtrona Fibertec business.

Filtrona also has a large portfolio of trade marks registered in various jurisdictions. Filtrona owns a registration of the “Filtrona” name in the EU but not in the US. A number of trade mark applications have been filed by Filtrona but are still pending, including the “Filtrona Fibertec” name and logo in the US and other jurisdictions.

15.          UK taxation

The following comments summarise certain United Kingdom taxation consequences of the Demerger, Share Consolidation and Reduction of Capital and the ownership and disposition of Filtrona Shares. They are based on current United Kingdom law and HM Revenue and Customs practice as at the date of this document. They are intended only as a general guide and apply only to Filtrona Shareholders who are resident or, in the case of individuals, ordinarily resident in the United Kingdom for United Kingdom tax purposes at all relevant times (except insofar as express reference is made to the treatment of non United Kingdom residents), who are the absolute beneficial owners of their Filtrona Shares and who hold their Filtrona Shares as an investment. The following comments may not apply to certain classes of persons such as dealers, collective investment schemes and persons who are regarded as having acquired their Filtrona Shares (or the Bunzl Shares from which they are derived) by reason of their employment. Filtrona Shareholders who are in any doubt about their tax position or who may be subject to tax in any jurisdiction other than the United Kingdom should consult their own professional advisers without delay.

(a)          Taxation of chargeable gains

Demerger

No Bunzl Shareholder should be treated as having made a disposal or part disposal of his Bunzl Shares for the purposes of United Kingdom taxation of chargeable gains as a result of the implementation of the Demerger. The Filtrona Shares issued to each Bunzl Shareholder should be treated as the same asset and as having been acquired at the same time as his Bunzl Shares. The allowable original cost of a Bunzl Shareholder’s holding of Bunzl Shares should be apportioned between his Bunzl Shares and the Filtrona Shares issued to him pursuant to the Demerger by reference to the market value of Bunzl Shares and Filtrona Shares on the date of Admission.

Any Bunzl Shareholder who, alone or together with persons connected with him, holds more than 5% of, or of any class of, shares in or debentures of Bunzl is advised that clearance has been received from the HM Revenue and Customs under section 138 of the Taxation of Chargeable Gains Act 1992 to confirm that they are satisfied that the Demerger is being effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is tax avoidance. The tax treatment described in the preceding paragraph will not, therefore, be denied on this ground.

Subsequent disposals

A subsequent disposal (or deemed disposal) of all or any of the Filtrona Shares received pursuant to the Demerger may, depending on the particular circumstances of the shareholder, give rise to a liability to tax on chargeable gains. Any chargeable gain or allowable loss should be calculated taking into account the appropriate proportion of the allowable original cost to the holder of acquiring his Bunzl Shares. For the purposes of corporation tax, when calculating a chargeable gain but not an allowable loss, indexation allowance will be calculated by reference to the date of disposal of the Filtrona Shares.

For the purposes of capital gains tax, when calculating a chargeable gain but not an allowable loss, indexation allowance will be calculated until 6 April 1998 for Filtrona Shares derived from Bunzl Shares acquired before that date. Depending on the particular circumstances of the shareholder, taper relief may apply to reduce the percentage of any gain (after the deduction of any available indexation allowance) arising on a disposal of Filtrona Shares which is chargeable to capital gains tax.

A disposal (or deemed disposal) of Filtrona Shares by a Filtrona Shareholder resident or (in the case of an individual) ordinarily resident for tax purposes in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch, agency or, in the case of a company, permanent establishment to which the Filtrona Shares are attributable may, depending on the Filtrona Shareholder’s particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation on chargeable gains.

A Filtrona Shareholder who has left the United Kingdom for a period of temporary residence outside of the United Kingdom may on his return be liable to United Kingdom taxation on chargeable gains arising during his period of absence, if the period of absence is for less than five years. Any such Filtrona Shareholder who has any doubt about his tax position should contact a professional adviser before his return to the United Kingdom.

Subject to the provisions set out above in relation to temporary non-residents, Filtrona Shareholders who are neither resident nor ordinarily resident in the United Kingdom should not be liable to United Kingdom tax on chargeable gains realised on the disposal of their Filtrona Shares unless they carry on a trade, profession or vocation in the United Kingdom through a branch, agency or, in the case of a company, permanent establishment and have used, held or acquired the Filtrona Shares (or the Bunzl Shares from which they are derived) for the purposes of such trade, profession or vocation or such branch, agency or permanent establishment. Any non-United Kingdom resident Filtrona Shareholder who is in any doubt about his tax position should contact an appropriate professional adviser.

Share Consolidation

For the purposes of United Kingdom taxation of chargeable gains, the receipt of the consolidated Filtrona Shares arising from the Filtrona Share Consolidation will result from a reorganisation of the share capital of Filtrona. Accordingly a Filtrona Shareholder will not be treated as making a disposal of all or part of his holding of Filtrona Shares by reason of the Filtrona Share Consolidation. The consolidated Filtrona Shares will be treated as the same asset as, and as having been acquired at the same time and at the same aggregate cost as the holding of Filtrona Shares from which they are derived. If and to the extent that a Filtrona Shareholder receives cash under the consolidation as a result of his entitlement to fractions of consolidated Filtrona Shares being sold in the market on his behalf, that Filtrona Shareholder may, under current HM Revenue and Customs practice, treat the cash received as a deduction from the allowable original cost of his Filtrona Shares rather than as a part disposal of those Filtrona Shares.

Reduction of Capital

For the purposes of United Kingdom taxation of chargeable gains, the Reduction of Capital will be a reorganisation of the share capital of Filtrona. Accordingly a Filtrona Shareholder will not be treated as making a disposal of all or part of his holding of Filtrona Shares by reason of the Reduction of Capital.

(b)          Taxation of income

Demerger

Clearance has been received from the HM Revenue and Customs under section 215(1) of the Income and Corporation Taxes Act 1988 that the transfer of the shares in Filtrona International Limited and the issue of the Filtrona Shares under the Demerger will be treated as an exempt distribution within the meaning of section 213 of the Income and Corporation Taxes Act 1988. Accordingly, Bunzl Shareholders should not incur a United Kingdom income tax or corporation tax liability in respect of the issue of Filtrona Shares under the Demerger.

Clearance has also been received from the HM Revenue and Customs under section 707(1) of the Income and Corporation Taxes Act 1988 that they are satisfied that the transactions in securities involved in the Demerger are such that no notice under section 703(3) of the Income and Corporation Taxes Act 1988 ought to be given in respect of them.

Taxation of dividends on Filtrona Shares

No amounts in respect of tax will be withheld at source from dividend payments made by Filtrona.

Where Filtrona pays a dividend a Filtrona Shareholder who is an individual and who receives that dividend will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the aggregate of the dividend and the related tax credit, which will be regarded as the top slice of the individual’s income. The tax credit will, however, be treated as discharging the individual’s liability to income tax in respect of the dividend except to the extent that the dividend and the related tax credit fall above the threshold for the higher rate of income tax, in which case the individual will to that extent pay tax on the aggregate of the dividend and the related tax credit of an amount determined by applying the “dividend upper rate”, which is 32.5%, to the aggregate of the dividend and the tax credit and then deducting the tax credit from that sum.

So, for example, a dividend of £80 will carry a tax credit of £8.89 (one ninth of £80) and to the extent that the aggregate of the dividend and the related tax credit falls above the threshold for the higher rate of income tax, the income tax payable on the dividend by the individual will be 32.5% of £88.89 (i.e. the dividend of £80 plus the tax credit of £8.89), namely £28.89, less the tax credit of £8.89, leaving a net charge of £20 (or 25% of the dividend).

United Kingdom exempt approved pension funds and charities will not be liable to income tax or corporation tax on dividends received by them from Filtrona. A Filtrona Shareholder which is a trustee of a discretionary or accumulation trust which is resident for tax purposes in the United Kingdom and which receives a dividend from Filtrona will be taxable on the total of the dividend and the related tax credit at the “dividend trust rate”, which is 32.5%, and will be entitled to deduct the tax credit from the tax so payable.

Subject to the application of certain special rules for some insurance companies, a corporate Filtrona Shareholder that is resident for tax purposes in the United Kingdom and that receives a dividend paid by Filtrona will not be taxable on the receipt of that dividend.

Whether a Filtrona Shareholder who is resident for tax purposes in a country other than the United Kingdom is entitled to a tax credit in respect of dividends received from Filtrona and to claim payment of any part of that tax credit will depend on the provisions of any double taxation convention or agreement which may exist between that shareholder’s country of residence and the United Kingdom. A non-United Kingdom resident Filtrona Shareholder may be subject to foreign taxation on dividends paid by Filtrona in its country of residence.

Persons who are resident for tax purposes anywhere other than the United Kingdom should consult their own tax advisers concerning their tax liabilities in the United Kingdom and any other country or jurisdiction.

(c)           Stamp duty and stamp duty reserve tax

No liability to stamp duty or stamp duty reserve tax will generally be incurred by Bunzl Shareholders as a result of either the issue to them of Filtrona Shares pursuant to the Demerger or consolidated Filtrona Shares pursuant to the Filtrona Share Consolidation.

A conveyance or transfer on sale of Filtrona Shares other than to a depositary or clearance service (or their nominees or agents) will usually attract ad valorem United Kingdom stamp duty on the instrument of transfer at the rate of 0.5% of the amount or value of the consideration for the transfer, rounded up if necessary to the nearest multiple of £5. An unconditional agreement to transfer Filtrona Shares other than to a depositary or clearance service (or their nominees or agents) will generally give rise to stamp duty reserve tax at the rate of 0.5% of the amount or value of the consideration for the transfer. However, if within six years of the date of the agreement, or, if the agreement was conditional, the date the agreement became unconditional, an instrument of transfer is executed pursuant to the agreement and that instrument is duly stamped, then the charge to stamp duty reserve tax will be cancelled or, where the stamp duty reserve tax charge has been paid, the stamp duty reserve tax will, provided that a claim for repayment is made, be repaid.

A charge to stamp duty or stamp duty reserve tax may arise on the issue or subsequent transfer of Filtrona Shares to an issuer of depositary receipts or to persons providing a clearance service (or, in each case, to their nominees or agents). The rate of stamp duty or stamp duty reserve tax in these circumstances will generally be 1.5% of (a) in the case of an issue of Filtrona Shares, the value of the Filtrona Shares issued, or (b) in the case of a transfer of Filtrona Shares, the amount or value of the consideration (if in money or money’s worth) received for or, in some circumstances, the open market value of, the Filtrona Shares concerned, and in the case of stamp duty rounded up, if necessary, to the nearest multiple of £5. Clearance services may opt, under certain conditions, for the normal rates of stamp duty reserve tax to apply to a transfer of shares into, and to transactions within, the service instead of the higher rate applying to the issue or transfer of shares into the clearance service.

Paperless transfers of Filtrona Shares within CREST are generally liable to stamp duty reserve tax, as described above, rather than stamp duty. CREST is obliged to collect stamp duty reserve tax on relevant transactions settled within the system. Deposits of Filtrona Shares into CREST generally will not be subject to stamp duty or, unless the transfer into CREST is itself for consideration, to stamp duty reserve tax.

Stamp duty reserve tax will generally be the liability of the purchaser of Filtrona Shares and stamp duty will normally be paid in practice by the purchaser of Filtrona Shares.

The above comments are intended as general guidance to the current stamp duty and stamp duty reserve tax rules. Certain categories of person are not liable to stamp duty or stamp duty reserve tax and others may be liable at a higher rate (as mentioned above) or may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax regulations 1986. Special rules (which are outside the scope of this note) apply to agreements made by market intermediaries (such as market makers, brokers, dealers, intermediaries and persons providing depositary receipts or clearance service arrangements), and to certain sale and repurchase and stock borrowing arrangements. Agreements to transfer shares to charities will not give rise to stamp duty or stamp duty reserve tax. If you are in any doubt as to your tax position or if you require more detailed information you should consult an appropriate professional adviser immediately.

16.          United States Taxation

The following comments summarise certain United States federal income taxation consequences of the Demerger, Share Consolidation and Reduction of Capital and the ownership and disposition of Filtrona Shares. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. They are intended only as a general guide and apply only to Filtrona Shareholders who are subject to US federal income tax, who are the beneficial owners of Bunzl Shares, Bunzl ADSs or Filtrona Shares and who hold those Bunzl Shares, Bunzl ADSs or Filtrona Shares as capital assets for US federal income tax purposes (each such person a “US Holder”). The following comments may not apply to special classes of persons such as dealers and traders, financial institutions, insurance companies, persons who acquired their holding by reason of their employment and persons whose functional currency for US federal income tax purposes is not the US dollar. US Holders should consult their own tax advisors concerning the US federal, state, local and non-US tax consequences of the Demerger, the Share consolidation and the ownership and disposal of Filtrona Shares. Any Bunzl Shareholder, Filtrona Shareholder or holder of Bunzl ADSs who is in any doubt about their taxation position should consult their own professional advisers without delay.

Demerger

The receipt of Filtrona Shares by a US Holder should qualify as a tax-free distribution under Section 355(a)(i) of the Code. US Holders are advised that an advance ruling from the US Internal Revenue Service regarding the Demerger has not been sought.

Consequently the principal US federal income tax consequences of the receipt of Filtrona Shares for a US Holder should be as follows:

(a)           no gain or loss will be recognised by a US Holder upon the receipt of Filtrona Shares;

(b)           a US Holder will apportion its tax basis in the Bunzl Shares or Bunzl ADSs between such shares or ADSs and the Filtrona Shares received in proportion to the relative fair market value of the Bunzl Shares or Bunzl ADSs and the Filtrona Shares on the date on which the Filtrona Shares are distributed;

(c)           a US Holder’s holding period for the Filtrona Shares will include the period during which the US Holder held the Bunzl Shares or Bunzl ADSs; and

(d)           a US Holder will be required to attach a statement to its US federal income tax return for the taxable year in which the Filtrona Shares are received setting forth information showing the applicability of Section 355 of the Code to the receipt of Filtrona Shares.

Share Consolidation

A US Holder should not recognise a gain or loss on the Bunzl Share Consolidation or the Filtrona Share Consolidation, except for the receipt of cash in respect of fractional entitlements. A US Holder’s tax basis in the non-consolidated Bunzl Shares or non-consolidated Filtrona Shares should be apportioned among the consolidated Bunzl Shares or consolidated Filtrona Shares received in exchange therefor, respectively, reduced by any basis allocated to any fractional entitlements. The US Holder’s holding period for the consolidated Bunzl Shares or consolidated Filtrona Shares received should include the US Holder’s holding period for the non-consolidated Bunzl Shares or non-consolidated Filtrona Shares exchanged therefor. If a US Holder receives cash for a fractional entitlement, such US Holder should recognise a capital gain or loss in an amount equal to the difference between the cash received for the fractional entitlement and the US Holder’s tax basis in the fractional entitlement. The sale of fractional entitlements will be subject to the information reporting and backup withholding rules described below under “Information Reporting and Backup Withholding.”

Taxation of Distributions on Filtrona Shares

Distributions paid on Filtrona Shares, other than certain pro rata distributions of ordinary shares, should be treated as dividends to the extent paid out of the Filtrona’s current or accumulated earnings and profits (as determined under US federal income tax principles). Subject to applicable limitations, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January, 2009 should be taxable at a maximum rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate. The amount of the dividend should be treated as foreign-source dividend income and should not be eligible for the dividends-received deduction generally allowed to US corporations.

Dividends paid in pounds sterling should be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the date of the US Holder’s receipt of the dividend, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise a foreign currency gain or loss in respect of the dividend. A US Holder may have a foreign currency gain or loss if it does not convert the amount of such dividend into US dollars on the date of its receipt.

Sale and Other Disposition of Filtrona Shares

A US Holder should recognise a US-source capital gain or loss for US federal income tax purposes on a sale (including a sale of Filtrona Shares as a result of a US Holder of Bunzl ADSs’ election to have the Depositary sell Filtrona Shares received pursuant to the Demerger on its behalf) or other disposition of Filtrona Shares in an amount equal to the difference between the US dollar value of the amount realised and the US Holder’s tax basis, determined in US dollars. Such capital gain or loss should be long term if the US Holder has held the Filtrona Shares for more than one year.

Passive foreign investment company rules

Filtrona believes that it will not be considered a “passive foreign investment company” (“PFIC”) for US federal income tax purposes for its current taxable year or in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Filtrona will not be considered a PFIC for any taxable year. If Filtrona were treated as a PFIC for any taxable year during which a US Holder held a Filtrona Share, certain adverse tax consequences could apply to the US Holder.

If Filtrona is treated as a PFIC for any taxable year, gains recognised by such US Holder on a sale or other disposition of a Filtrona Share would be allocated rateably over the US Holder’s holding period for the Filtrona Share. The amounts allocated to the taxable year of the sale or other exchange and to any year before Filtrona became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year.

Further, any distribution in respect of a Filtrona Share in excess of 125% of the average of the annual distributions on Filtrona Shares received by the US Holder during the preceding three years or the US Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to US Holders that may mitigate the adverse tax consequences resulting from PFIC status. It should be noted that if Bunzl has ever been a PFIC certain US Holders may be subject to taxation under the PFIC provisions because of the Demerger. Bunzl has not examined its potential PFIC status in all prior years.

In addition, if Filtrona were to be treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate US Holders would not apply.

Information reporting and backup withholding

Payment of dividends on, and sales proceeds from the sale of, Filtrona Shares that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting and to backup withholding unless the US Holder is a corporation or other exempt recipient or, in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

17.          Litigation

No member of the Filtrona Group is or has been engaged in nor, so far as the Company is aware, has pending or threatened, any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Filtrona Group’s financial position.

18.          Reorganisation

Between March and May 2005, a series of share and asset transfers were carried out within the Bunzl Group. Certain further steps are in the process of being implemented. These will result in Filtrona International Limited becoming the intermediate holding company of the other entities carrying on the Filtrona Business, thus separating the post-Demerger Filtrona Group from the remaining Bunzl Group.

Save for amounts owing pursuant to transactions entered into between the Bunzl Group and the Filtrona Group in the ordinary course of business, and following repayment of the sums referred to at paragraph 19.1(c) below following Admission, the Bunzl Group will not owe any amount to the Filtrona Group and vice versa.

19.          Material contracts

The following contracts are all of the contracts (not being contracts entered into in the ordinary course of business) that have been entered into:

(i)            by the Company or any member of the Filtrona Group within the two years immediately preceding the date of this document and are, or may be, material to the Company or the Filtrona Group; or

(ii)           have been entered into by the Company or any member of the Filtrona Group at any time and contain obligations or entitlements which are, or may be, material to the Company or the Filtrona Group at the date of this document.

19.1        Demerger Agreement

The Demerger Agreement was entered into on 16 May 2005 between Bunzl and the Company to effect the Demerger and govern the relationship between the Bunzl Group and the Filtrona Group following the Demerger. The Demerger Agreement is conditional on the passing of the Demerger Resolution, the approval by Bunzl Board of the Demerger Dividend, no right to terminate the Sponsorship Agreement having been exercised and permission having been granted for Admission.

Bunzl and the Company have agreed pursuant to the Demerger Agreement that:

(a)           upon the Demerger Dividend being declared by the Bunzl Board, Bunzl shall transfer the shares in Filtrona International Limited to the Company and the Company shall issue Filtrona Shares to Bunzl Shareholders on the Bunzl Share Register as at the Demerger Record Time;

(b)           upon the transfer of the shares in Filtrona International Limited to the Company, Bunzl shall grant the Company a power of attorney over the shares in Filtrona International Limited pending registration of the Company’s holding of the entire issued share capital of Filtrona International Limited from Bunzl to the Company; and

(c)           all amounts owing by any member of the Filtrona Group to any member of the Bunzl Group shall be repaid in full immediately following Admission, except for amounts arising in the ordinary course of business as referred to in paragraph 18 above and certain specified amounts which are to remain outstanding until such time as they are due for repayment in accordance with their terms.

The Demerger Agreement contains mutual indemnities under which Filtrona indemnifies the Bunzl Group against liabilities arising in respect of the Filtrona Business and Bunzl indemnifies the Filtrona Group against liabilities arising in respect of the businesses carried on by the Bunzl Group other than the Filtrona Group. These mutual indemnities are unlimited in terms of amount or duration and are customary for an agreement of this type.

The Demerger Agreement sets out how guarantees, indemnities or other assurances given by Bunzl Group companies for the benefit of Filtrona Group companies (or vice versa) will be dealt with following the Demerger. Where relevant the beneficiary of such a guarantee must try to obtain the guarantor’s release from the guarantor’s obligations thereunder and, pending release, indemnify the guarantor against all amounts paid by it under the guarantee and ensure that the guarantor’s exposure under the guarantee is not increased.

Both the Bunzl Group and the Filtrona Group will be permitted access to each other’s records for a period of six years following the Demerger. In addition the Company has agreed to provide Bunzl with such information as Bunzl may reasonably require in order to prepare its half year and full year accounts for the year ending 31 December 2005, and vice versa. Bunzl and the Company have also agreed to co-ordinate the release of their half year results in 2005.

Reasonable endeavours are to be used to ensure that contracts in the name of one group member whereby a member of the other group is deriving the benefit of that contract are novated to the relevant member of the other group, pending which the contracting party shall hold the benefit of that contract on trust for the relevant member of the other group.

The parties have covenanted for a period of 12 months not to employ, solicit or entice away certain employees engaged in skilled or managerial work employed by the other party’s group or involved in the provision of services under the Transitional Services Agreement.

Both groups have agreed to keep certain information on the other group confidential, subject to certain exemptions (for instance if disclosure is required by law).

The Demerger Agreement contains detailed provisions relating to the discharge of indebtedness due from Filtrona Group companies to the Bunzl Group, the establishment by Filtrona of the Filtrona Pension Schemes and the Filtrona USA Pension Plan and the transfer of assets to them and the allocation of tax liabilities.

The Demerger Agreement also contains indemnities relating to taxation. Subject to certain exceptions, Bunzl indemnifies the Filtrona Group against tax liabilities arising as a result of the Demerger or certain pre-Demerger reorganisation steps. Bunzl also indemnifies the Filtrona Group against certain tax liabilities which are properly liabilities of the Bunzl Group being imposed on a member of the Filtrona Group and against tax liabilities arising as a result of a member of the Bunzl Group making a chargeable payment within the meaning of section 214 of the Income and Corporation Taxes Act 1988 (a “Chargeable Payment”) and Filtrona indemnifies the Bunzl Group against certain tax liabilities which are properly liabilities of the Filtrona Group being imposed on a member of the Bunzl Group and against tax liabilities arising as a result of a member of the Filtrona Group making a Chargeable Payment. All of these indemnities are unlimited in terms of amount but do not cover liabilities which arise more than seven years after the Demerger or which have not been notified by the indemnified party to the indemnifying party within seven years and 30 days after the Demerger.

The provisions of the Demerger Agreement require that any steps required to be taken with regard to the reorganisation of the Filtrona Group referred to at paragraph 18 above which remain outstanding following the date of such agreement shall be finalised as soon as reasonably practicable thereafter.

Bunzl is entitled to terminate the Demerger Agreement at any time prior to Admission.

19.2        Sponsorship Agreement

Pursuant to an agreement dated 16 May 2005 between the Company, Bunzl and JPMorgan Cazenove (the “Sponsorship Agreement”), the Company has appointed JPMorgan Cazenove as sponsor to the Company in connection with its application for Admission and the Company has given indemnities, and the Company and Bunzl separately have given certain warranties, to JPMorgan Cazenove. These warranties and indemnities are customary for an agreement of this type. Bunzl is entitled to terminate the Sponsorship Agreement at any time prior to Admission. JPMorgan Cazenove is entitled to terminate the Sponsorship Agreement in certain circumstances if JPMorgan Cazenove reasonably determines that it is not practicable to proceed with Admission. No fees are payable by Filtrona under the Sponsorship Agreement.

19.3        Transitional Services Agreement

An agreement was entered into on 16 May 2005 between Bunzl and the Company in relation to the terms and conditions upon which the Bunzl Group and the Filtrona Group will provide various services to the other after the Demerger. The Transitional Services Agreement is conditional on the Demerger becoming effective.

Under the terms of the Transitional Services Agreement, Bunzl has agreed to provide the Filtrona Group with, or procure the provision to the Filtrona Group of, certain services which will be provided on commercial terms and on an arms’ length basis. The services include the continued provision by Bunzl to the Filtrona Group of various head office and miscellaneous support services, treasury services, software and administrative support, legal and company secretarial services, medical insurance, group benefits, pension, share option and payroll services and administration of insurance claims in respect of pre-Demerger occurrences. Filtrona has also agreed to provide or procure the provision of certain software development services to Bunzl. The agreement provides for these services to be provided for a maximum period, ranging from three to 13 months. Filtrona may terminate the agreement in respect of any service(s) provided to it under the agreement at any time on one month’s written notice to Bunzl. Bunzl may terminate the agreement in respect of any service(s) provided to it under the agreement at any time on one month’s written notice to Filtrona. Either party may terminate the agreement with immediate effect in case of a material breach by the other party or if the other party suffers a material insolvency event. Liability of the service provider is limited to the amount paid by the service recipient in respect of the services and liability for indirect or consequential loss is excluded.

19.4        Finance Agreements

An agreement (the “Facility Agreement”) was entered into on 3 May 2005 between (1) Filtrona Finance Limited, (2) FIL Holdings Partnership (together the “Original Borrowers”), (3) Bunzl plc (as “Original Guarantor”), (4) Lloyds TSB Capital Markets and The Royal Bank of Scotland plc (as the “Mandated Lead Arrangers”), (5) Lloyds TSB Bank plc, The Royal Bank of Scotland plc, Bank of America, N.A., BNP Paribas (London Branch), Citibank N.A., and Standard Chartered Bank (as the “Original Lenders”), and (6) Lloyds TSB Capital Markets (as “Agent”). The Agent, the Mandated Lead Arrangers and each of the Lenders are each a “Finance Party”.

It is contemplated by the Facility Agreement that, following the Demerger, Filtrona will replace Bunzl as guarantor. This substitution will not require the consent of the Original Lenders.

The purpose of the Facility Agreement is to provide funds for the general corporate purposes of the guarantor (the “Guarantor”) and its group.

The Facility Agreement consists of a five year committed multi-currency revolving credit facility in an aggregate amount of £215,000,000 (the “Facility”), which may be utilised by the Original Borrowers and any additional borrower (together the “Borrowers”) in sterling or, subject to certain conditions, euro, dollars or any other currency which the Agent has approved in accordance with the terms of the Facility Agreement.

Interest is payable on advances at a rate which is the aggregate of: (i) LIBOR or, for loans in euro, EURIBOR; (ii) mandatory costs; and (iii) the applicable margin, which may be adjusted upwards or downwards in accordance with the ratio of total consolidated net borrowings to EBITDA (subject to a minimum margin of 0.375% and a maximum margin of 0.550%). The ratio will be calculated by reference to the Guarantor’s audited consolidated accounts and half year unaudited consolidated accounts.

The Facility Agreement contains certain representations and warranties which are given by each person who is a Borrower or a Guarantor (together the “Obligors”) to each Finance Party. Certain of these representations are to be repeated on utilisation of the Facility. Certain covenants are also given by the Obligors in respect of the future conduct of the business including: (i) financial covenants as to (a) the ratio of total consolidated net borrowings to EBITDA and (b) the ratio of operating profit to net borrowing costs; (ii) restrictions on disposals; (iii) restrictions on guarantees; (iv) restrictions on the incurrence of subsidiary indebtedness; and (v) restrictions on the creation of security.

The Facility Agreement contains certain mandatory prepayment events, including illegality and a change of control of the Guarantor. The Guarantor has the right to cancel the whole or part of any lender’s outstanding commitment. The Facility Agreement also provides for a Borrower to voluntarily prepay an outstanding loan.

The Facility Agreement provides that certain events will be considered to be events of default, upon the occurrence of which the Facility may be cancelled and amounts utilised declared immediately due and payable. These events include: (i) failure to make any payment under the Facility Agreement and certain other related finance documents (together the “Finance Documents”) within five days of the due date; (ii) a failure to comply with the financial covenants referred to above; (iii) a breach of any other provision of the Finance Documents; (iv) certain cross defaults in relation to other financial indebtedness of an Obligor or certain other members of its group (the “Principal Subsidiaries”); (v) insolvency related events in relation to an Obligor or a Principal Subsidiary; (vi) cessation of the business of an Obligor or Principal Subsidiary; (vii) unlawfulness for an Obligor to perform its payment obligations under the Finance Documents; and (viii) the cessation of a Borrower to be a member of the Guarantor’s group.

19.5        Skiffy acquisition agreement

A sale and purchase agreement was entered into on 6 February 2004 between IWP International B.V., IWP (UK) Holdings plc (together the “Sellers”), IWP International plc (the “Guarantor”), Bunzl B.V. (the “Purchaser”) and Bunzl in relation to the purchase of shares in the capital of Johan Putzfeld Industrie En Handelscompagnie B.V., Skiffy UK Limited and IWP International S.A.

The acquisition of the Skiffy Group of companies was completed in March 2004. The Skiffy Group comprises Johan Putzfeld Industrie En Handelscompagnie B.V., IWP International SA, Skiffy France SA, Acme SAS, Skiffy Normteile GmbH and Skiffy SA (Pty) Ltd. The purchase price for the Skiffy Group was approximately €28.5 million.

The Sellers have given warranties to and non-compete covenants in favour of the Purchaser, which are customary for an agreement of this type. The liability of the Sellers under the agreement is limited to those breaches of warranty notified within 18 months after the completion date. The Guarantor guarantees the obligations of the Seller under the agreement. Bunzl guarantees the obligations of the Purchaser under this agreement.

20.          Working capital

In the opinion of the Company, and taking account of the Filtrona Group’s existing bank facilities, the working capital available to the Filtrona Group is sufficient for the Filtrona Group’s present requirements, that is for the next 12 months following the date of this document.

21.          Consents

21.1        JPMorgan Cazenove has given, and has not withdrawn, its consent to the issue of this document with the inclusion therein of its name and references to it in the form and context in which they are included.

21.2        KPMG Audit Plc has given, and has not withdrawn, its consent to the inclusion in this document of its name, reports and references to them in the form and context in which they appear and has authorised those parts of this document which comprise its reports and the said references for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

22.          Miscellaneous

Bunzl and Filtrona have agreed that Bunzl will be responsible for substantially all the costs associated with the Demerger, including certain costs agreed in advance with Bunzl which have been or will be incurred by Filtrona.

The Directors estimate that the costs of the Demerger which will be incurred by Filtrona in the year ending 31 December 2005 will be approximately £1 million, comprising professional and other advisers’ fees and other costs directly related to the Demerger.

23.          Auditors and financial information

23.1        The Company was incorporated on 5 May 2005. KPMG Audit Plc, Chartered Accountants whose registered address is 8 Salisbury Square, London EC4Y 8BB were appointed as the Company’s auditors on 6 May 2005.

23.2        The financial information contained in this document does not comprise the statutory accounts of any company, within the meaning of section 240 of the Companies Act. The Company has not prepared any statutory accounts. The Accountants’ Report set out in Part 4 of this document contains financial information on Filtrona plc from 5 May to 10 May 2005. The Accountants’ Reports set out in Parts 5 and 6 of this document contain financial information on the Filtrona Group for the three years ended 31 December 2004 under UK GAAP and for the year ended 31 December 2004 under IFRS respectively. The Accountants’ Reports are unqualified and do not contain a statement under section 237(2) or (3) of the Companies Act.

24.          Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of publication of this document at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY:

(i)            these listing particulars and the Circular;

(ii)           the Company’s Memorandum and Articles of Association;

(iii)          all executive Directors’ service agreements and non-executive Directors’ letters of appointment;

(iv)          the material contracts referred to in paragraph 19 of this Part 8;

(v)           the rules of the Filtrona Share Incentive Plans referred to in paragraph 8 of this Part 8;

(vi)          the consent letters referred to in paragraph 21 of this Part 8; and

(vii)         the reports from KPMG Audit Plc set out respectively in Parts 4, 5 and 6 of this document.

PART 9

DEFINITIONS AND GLOSSARY OF TECHNICAL TERMS

The following definitions shall apply to other words and phrases used in this document except where the context requires otherwise:

“Accountants’ Reports”	the reports prepared by KPMG in relation to Filtrona and the Filtrona Group and set out in Parts 4, 5 and 6 of this document;

“Admission”	admission of the Filtrona Shares to (i) the Official List and (ii) trading on the London Stock Exchange’s markets for listed securities;

“Audit Committee”	the audit committee of the Board;

“Board”	the board of directors of the Company;

“Bunzl”	Bunzl plc, incorporated and registered in England and Wales under the Companies Act with registered number 358948 or, where the context so requires, the Bunzl Group;

“Bunzl ADRs”	American Depositary Receipts evidencing Bunzl ADSs;

“Bunzl ADSs”	American Depository Shares in Bunzl each representing five Bunzl Shares issued by the Depositary;

“Bunzl Board”	the board of directors of Bunzl;

“Bunzl Group”	(a) in relation to the period prior to the Demerger becoming effective, Bunzl and its subsidiary undertakings, excluding, where the context requires, the Filtrona Group;

(b) in relation to the period after the Demerger becoming effective, Bunzl and its subsidiary undertakings (excluding any such subsidiary undertaking which forms a part of the Filtrona Group);

“Bunzl Share Consolidation”

the proposed consolidation of every nine Bunzl ordinary shares of nominal value of 25 pence each into seven Bunzl ordinary shares of nominal value of 32 1/7 pence each, described in more detail in paragraph 1 of Part 1 of the Circular;

“Bunzl Shareholders”	holders of Bunzl Shares;

“Bunzl Share Register”	the register of members of Bunzl held by the Registrar;

“Bunzl Shares”	the ordinary shares of Bunzl with a nominal value of 25 pence each;

“Business Day”	a day (excluding Saturday or Sunday or public holidays in England and Wales) on which banks generally are open for business in the City of London for the transaction of normal banking business;

“Capital Employed”	net operating assets less goodwill or, for IFRS, segment assets less segment liabilities;

“Cash Conversion Rate”	the ratio of net cash inflow from operating activities less net cash outflow for capital expenditure over EBITA;

“certificated” or “in certificated form”	recorded on the relevant register as being held in certificated form and title to which may be transferred by means of a stock transfer form;

“Circular”	the circular to Bunzl Shareholders dated 17 May 2005 relating to the Demerger which accompanies this document;

“Companies Act” or “Act”	the Companies Act 1985, as amended;

“Consolidated Bunzl Shares”	the Bunzl Shares as consolidated pursuant to the Bunzl Share Consolidation;

“Court”	the High Court of Justice in England and Wales;

“CREST”	the UK based system for the paperless settlement of trades in securities and the holding of uncertificated securities, of which CRESTCo is the operator;

“CRESTCo”	CRESTCo Limited, the operator of CREST;

“Daily Official List”	the Stock Exchange Daily Official List published by the London Stock Exchange;

“Demerger”	the proposed separation of the Filtrona Business from the Bunzl Group by way of demerger as described in Part 3 of this document;

“Demerger Agreement”	the agreement dated 16 May 2005 between Bunzl and Filtrona relating to the Demerger described in paragraph 19.1 of Part 8;

“Demerger Dividend”	has the meaning given in paragraph 1.1 of Part 3;

“Demerger Record Time”	7.00 a.m. on 6 June 2005;

“Demerger Resolution”	has the meaning given in paragraph 1 of Part 3;

“Depositary”	the Bank of New York, in its capacity as depositary in respect of the Bunzl ADRs;

“Directors”	the directors of the Company whose names are set out in paragraph 5.1 of Part 8 of this document or, where the context so requires, the directors of the Company from time to time;

“EBITA”	operating profit before interest, tax and goodwill amortisation;

“EBITDA”	operating profits before interest, tax, depreciation and goodwill amortisation;

“EGM”	the Extraordinary General Meeting of Bunzl convened pursuant to the EGM Notice;

“EGM Notice”	the notice of the EGM set out in pages 26 and 27 of the Circular;

“Filtrona” or “Company”	Filtrona plc or, where the context so requires, the Filtrona Business or the Filtrona Group;

“Filtrona Articles”, “Articles of Association” or “Articles”	the articles of association of Filtrona;

“Filtrona Business”	the businesses carried out by the Filtrona Group at the date of this document;

“Filtrona Pension Schemes”	has the meaning given in paragraph 9.1 of Part 8;

“Filtrona Share Consolidation” or “Share Consolidation”	the proposed consolidation of every two Filtrona Shares of nominal value 62 1/2 pence each into one Filtrona Share of nominal value 125 pence each, described in more detail in paragraph 1.2 of Part 3;

“Filtrona Shareholder(s)”	holder(s) of Filtrona Shares;

“Filtrona Share Incentive Plans”	the share incentive plans set out in paragraph 8 of Part 8;

“Filtrona Share Register” or “Share Register”	the register of members of the Company;

“Filtrona Shares”	the ordinary shares of 62 1/2 pence each in the capital of the Company and, upon Admission, to be consolidated into ordinary shares of 125 pence each as described in paragraph 1.2 of Part 3;

“Filtrona USA Pension Plan”	has the meaning given in paragraph 9.2 of Part 8;

“Group” or “Filtrona Group”	(a)

in relation to the period prior to the Demerger becoming effective, Filtrona International Limited and the companies and other persons that are or will, following the reorganisation referred to in paragraph 18 of Part 8 of this document, be its subsidiary or associated undertakings;

(b)

in relation to the period after the Demerger becoming effective, the Company, Filtrona International Limited and the companies and other persons that are or will, following the reorganisation referred to in paragraph 18 of Part 8 of this document, be their subsidiary or associated undertakings;

“IFRS”	International Financial Reporting Standards and International Accounting Standards;

“JPMorgan Cazenove”	JPMorgan Cazenove Limited;

“Listing Rules”	the rules and regulations made by the UKLA pursuant to section 74 of the Financial Services and Markets Act 2000 as amended from time to time;

“London Stock Exchange”	London Stock Exchange plc or any recognised investment exchange for the purposes of the Financial Services and Markets Act 2000 which may take over the functions of London Stock Exchange plc;

“Nomination Committee”	the nomination committee of the Board;

“Official List”	the Official List of the UKLA;

“PREPs”	potentially reduced exposure products;

“Reduction of Capital”	the proposed reduction of the Company’s share capital to be effected in accordance with section 135 of the Companies Act, described in more detail in paragraph 1.3 of Part 3;

“Reduction Resolution”	has the meaning given in paragraph 1.3 of Part 3;

“Registrar”	Computershare Investor Services PLC;

“Remuneration Committee”	the remuneration committee of the Board;

“Return on Capital Employed”	the ratio of EBITA over net operating assets excluding goodwill;

“SEC”	the United States Securities and Exchange Commission;

“SKUs”	stock keeping units;

“Transitional Services Agreement”	the agreement dated 16 May 2005 between Bunzl and Filtrona described in paragraph 19.3 of Part 8;

“UK GAAP”	the accounting principles generally accepted in the United Kingdom;

“UKLA”	the UK Listing Authority;

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“US” or “United States”	the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“US Exchange Act”	the United States Securities Exchange Act of 1934, as amended; and

“US Securities Act”	the United States Securities Act of 1933, as amended.

Merrill Corporation Ltd, London

05LON1573

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUNZL PLC

Date: MAY 18, 2005

	By:	/s/ Anthony Habgood
	Title:	Chairman